11/15

04046171

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kumba Resources Limited

*CURRENT ADDRESS Roger Dyason Road
Pretoria West, 0002
P.O. Box 9229
Pretoria, 0001 South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 17 2004 B
THOMSON FINANCIAL

FILE NO. 82- 5217 FISCAL YEAR 6/30/02

• *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 11/16/04

KUMBA RESOURCES



HARNESSING THE POWER OF THE EARTH

integrity

respect

accountability

fairness

caring

---

people make it happen

we do it together

let's do it

we do it better every time – embracing the practice of continuous improvement

S TO OUTPERFORM THE MINING AND MINERAL SECTOR IN CREATING VALUE FOR ALL STAKEHOLDERS THROUGH EXCEPTIONAL PEOPLE AND SUPERIOR PROCESSES

CONTENTS

WE BELIEVE OUR FUTURE STAKEHOLDER VALUE WILL BE DRIVEN BY:

1. OPERATIONAL EXCELLENCE and SUSTAINABLE EARNINGS from globally competitive operations

2. Greater BALANCE IN A DIVERSIFIED COMMODITY portfolio

3. GROWTH from a robust pipeline of QUALITY PROJECTS

4. FURTHER EMPOWERMENT in current and future operations

5. Highly skilled and MOTIVATED workforce

KUMBA'S QUALITY PRODUCTS ARE DERIVED FROM THE FIVE STRATEGIC BUSINESS UNITS



SISHEN IRON ORE MINE

IRON ORE
SISHEN MINE

Opened in 1947, the Sishen iron ore mine in the Northern Cape is one of the largest open-pit mines in the world. It employs 3 200 people, operates continuously for seven days a week and *produces 27 million tonnes* of iron ore per annum.

The distinguishing features of Sishen's operations and products are:

- The high Fe content of the ore;
- Consistent product quality;
- Reliability of supply;
- ISO 9002 and 14001 accreditation.



SALDANHA IRON ORE LOADING FACILITY

IRON ORE
EXPORT FACILITIES

The 861 km rail system which links Sishen to the dedicated *deep water port and bulk* loading facility at Saldanha is one of the most efficient and advanced logistical systems for the handling and loading of iron ore in the world.

Owned and operated by the South African Government through Transnet Limited, the rail system and the port's handling capacity is being upgraded to handle 38 million tonnes by 2005.



GROOTEGELUK COAL MINE

COAL
GROOTEGELUK MINE

The Grootegeluk coal mine situated 25 km from Ellisras in the Limpopo Province, is one of the lowest cost and most efficient coal mining operations in the world.

With total reserves of 847 million tonnes and a total resource of 6,1 billion tonnes, the mine currently produces 16 million tonnes of thermal coal, semi-soft coking coal and metallurgical coal per annum.

Most of the thermal coal is supplied to Eskom's nearby Matimba power station by means of a 7 km conveyor belt.



HEAVY MINERALS SMELTER – UNDER CONSTRUCTION

HEAVY MINERALS

EMPANGENI SMELTER

The heavy minerals project in KwaZulu-Natal was officially opened in September 2001. The mining operation at Hillendale produces ilmenite, rutile and zircon. The crude ilmenite is being stockpiled for processing in the smelter currently under construction near Empangeni.

Shown in the adjacent aerial photograph, the smelter's furnace will be commissioned before the end of 2002, well ahead of schedule and within budget.



ZINCOR REFINERY

BASE METALS

ZINCOR REFINERY

The Zincor electrolytic refinery, located near Springs in Gauteng is one of the lowest cost operations of its type in the world.

Operating at close to full capacity, the refinery produced 105 000 tonnes of zinc metal and 167 000 tonnes of sulphuric acid during the 2002 financial year.



GLEN DOUGLAS MINE

INDUSTRIAL MINERALS

GLEN DOUGLAS MINE

The Glen Douglas mine, located near Vereeniging in Gauteng, has been in operation since 1957. As a conventional open-pit mine, it produces metallurgical dolomite, construction aggregate and agricultural lime.

The metallurgical dolomite is sold to Iscor's steelworks and the aggregate and lime to a wide range of customers in the region.

OPERATING RESULTS


CAGR = 14%
3 813
4 395
4 527
5 404
7 182
'98 '99 '00 '01 '02

REVENUE (R MILLION)


CAGR = 30%
459
624
512
793*
1 683
'98 '99 '00 '01 '02

NET OPERATING PROFIT (R MILLION)
○ *Adjusted for R209 million scrapping of plant


12
14
11
15*
23
'98 '99 '00 '01 '02

OPERATING MARGIN (%)
○ *Adjusted for R209 million scrapping of plant

CAGR = Compound annual growth rate

GROUP SUMMARY (R million)	Year ended 30 June 2002	2001	2000	1999
Revenue	**7 182**	5 404	4 527	4 395
Net operating profit	**1 683**	793*	512	624
Attributable earnings	**976**	388	303	174
Headline earnings	**1 098**	511	311	279
Cash inflow from operations	**2 522**	534	593	
Net cash inflow/(outflow)	**1 065**	(1 095)	23	
Shareholders' funds	**4 816**	3 270	2 691	2 206
Net debt	**1 143**	2 541	1 446	1 469

KEY RATIOS

	2002	2001	2000	1999
Operating margin (%)	**23**	15*	11	14
Financial cost cover				
Ebit (times)	**7,0**	2,9*		
Ebitda (times)	**8,8**	4,1*		
Return on equity (%)	**20**	12		
Debt/Equity (%)	**24**	78		

SHARE PERFORMANCE (cents per share)

	2002	2001	2000	1999
Net asset value per share	**1 622**	1 202		
Headline earnings per share – basic	**385**	195	121	109
Closing share price on 28 June 2002	**47,20**			
Opening share price on 26 November 2001	**29,80**			

All references other than to the financial year ended June 30, 2002, are to the pro forma results contained in the Kumba pre-listing statement dated October 29, 2001.

** Adjusted for R209 million scrapping of plant*

KUMBA IS A DIVERSIFIED SOUTH AFRICAN-BASED COMPANY WITH WORLD-CLASS ASSETS AND OPERATIONS



THABAZIMBI MINE
IRON ORE
SISHEN MINE
TSHIKONDENI MINE
LEEUWPAN MINE
GROOTEGELUK MINE
COAL
HEAVY MINERALS PROJECT
60%
HEAVY MINERALS
40%
49,15%
TICOR LTD (AUS)
BASE METALS
INDUSTRIAL MINERALS
FERRO-SILICON
ZINCOR REFINERY
ROSH PINAH MINE 95%
GLEN DOUGLAS MINE

Kumba Resources Limited holds 100% unless otherwise indicated

KUMBA HAS DISTINGUISHED ITSELF AS ONE OF THE MOST PROFITABLE DIVERSIFIED MINING COMPANIES IN SOUTH AFRICA



In the short space of a year, Kumba Resources Limited ("Kumba") has distinguished itself as one of the most profitable diversified mining companies in South Africa.

This past year has also marked the culmination of a strategic process started in 1996 to unbundle and unlock the full value of Iscor Limited's mining and steel assets for shareholders by establishing two independent companies with solid foundations geared for profitable growth and development.

Coming onto the market in an industry characterised for the past ten years by mergers and acquisitions, Kumba's listing on November 26, 2001 generated considerable interest and speculation.

The company's management team and employees have handled this challenging situation in an exemplary manner. They have remained focused on the job in hand, maintained the momentum generated during the re-engineering and transformation process and seized the opportunities that the company's new independent status has presented. The result has been an outstanding performance, deserving praise and congratulations.

SHAREHOLDER WEALTH

Significant shareholder wealth has been created in the past year. The share price grew by 58% from its listing price of R29,80 to a year-end closing price of R47,20. At the same time a sterling operational performance resulted in headline earnings per share more than doubling to 385,3 cents for the past year. The net debt of the company was also reduced to R1 143 million. As a consequence, and although not envisaged at the time of listing, I am delighted that the Board was able to declare a maiden dividend of 85 cents per share.

GROWTH AND DIVERSITY

A noteworthy aspect of this solid performance has been the growing evidence and importance of the diversity in Kumba's asset portfolio.

Although iron ore remains the major contributor to revenue and operating profit, coal more than doubled its contribution to the bottom line this year.

The heavy minerals project in KwaZulu-Natal, now managed by Ticor South Africa, was officially opened in September 2001, and in nine months has made a first contribution to operating profit. As the project ramps up to full production by 2005, this contribution is expected to increase substantially.

Base metals generated a positive cash flow in very difficult trading conditions, as did the company's ancillary investments in industrial minerals.



THE COMPANY'S MANAGEMENT TEAM AND EMPLOYEES HAVE HANDLED THE CHALLENGING SITUATION IN AN EXEMPLARY MANNER



SIGNIFICANT SHAREHOLDER WEALTH HAS BEEN CREATED IN THE PAST YEAR

Those who followed the unbundling and corporate restructuring programme will appreciate that Kumba's present structure is the outcome of a vigorous re-engineering programme and carefully crafted strategy built around world-class assets and low cost profitable operations. Beyond the organic growth potential of these assets, the business units have enhanced their growth potential with a substantial pipeline of new investment opportunities.

CORPORATE GOVERNANCE

The Board held its inaugural meeting in June 2001.

During this and a subsequent meeting the Board's collective responsibility to provide the company with global best practices in business management and corporate governance was thoroughly reviewed. The underlying principles and practices governing the way in which Kumba will conduct its business, and its responsibilities to its stakeholders, were agreed. They are fully consistent with those published in the King Report on Corporate Governance in 1994, and are closely aligned with those of the King II Report on Corporate Governance, published in 2002.

Board committees responsible for audit and risk management; human resources and remuneration; and safety, health and environment were established and mandated.

I am pleased to report that the Board and the Board committees – chaired by non-executive directors – are all functioning effectively, and met regularly during the year.

The Kumba Board is currently made up of 11 non-executive directors – of whom seven are independent as defined by King II – and five executive directors. Collectively it represents a considerable diversity of skills and experience and by its very nature has created an environment in which the non-executive directors are freely exercising their independent views.

SAFETY

Regrettably, Kumba's safety performance this past year has to be singled out for special attention. While the company's injury frequency rate is one of the best in the industry, the eight fatalities recorded this year are clearly unacceptable. On behalf of the Board, I would like to convey to the families of the bereaved our sincere condolences.

Safety and the well-being of our employees is a Board priority. The improvement initiatives now under way will be carefully monitored. We can only begin to be satisfied with our performance when nobody is injured in the course of our business activities.

GLOBAL AND DOMESTIC ECONOMIC OUTLOOK

Turning to the international environment, the extraordinary and unexpected events of the past year make it difficult to talk about the future with even a modicum of certainty. Threats to global stability persist, and in the corporate world, the high level of business failures has been compounded by accounting malpractices and serious shortcomings in corporate governance.

On a more positive note, the constructive interactions on both the political and economic fronts among the world's leading nations point to an era of greater global economic co-operation and political stability. Although the signals are mixed, there are signs that the US economy will start to recover during the second half of the financial year. Stability will also have to return to the world's financial markets before new investment – critical for the recovery of commodity prices – begins to show a sustainable upturn.



THE MINERAL AND PETROLEUM RESOURCES DEVELOPMENT BILL WILL PRESENT CHALLENGES AND OPPORTUNITIES FOR THE MINING INDUSTRY

Within this scenario, the South African economy has shown remarkable stability and resilience. While the Rand has recovered, it remains volatile in the face of perceptions of emerging market conditions and a higher than anticipated rate of inflation. Full credit must be given to the government and the Reserve Bank for the levelheaded and proficient manner in which the economy is being managed.

The restrictive foreign exchange regulations, however, continue to impair the free flow of funds required to ensure South Africa's participation in the global economy.

The New Partnership for Africa's Development ("NEPAD") promises to open the door to a new era of co-operation between Africa and the rest of the world and, in particular, those nations at the forefront of economic growth and development. Built on a commitment to achieve higher standards of political and economic governance throughout the continent, the initiative aims at attracting new investment, creating sustainable development and eradicating poverty on the continent. In this regard it calls for the support and co-operation of the developed economies of the world to remove the many trade barriers still inhibiting Africa's development and growth and to curtail domestic subsidies for the production of commodities. Kumba is committed to supporting NEPAD and to participate actively in the transformation and rebuilding of the mining industry as one of the major springboards for Africa's growth and sustainable development.

In this context, the Mineral and Petroleum Resources Development Bill ("Mineral Bill") will present both challenges and opportunities for the mining industry in South Africa. Kumba subscribes to the underlying principles of the Mineral Bill aimed at optimising the development of the country's mineral resources while redressing some of the imbalances of the past, and will play a constructive role in its fair and transparent application.

The Mining Charter providing the guidelines for the Mineral Bill is expected to be released before the end of 2002.

While Kumba fully subscribes to the underlying principles of the Mineral Bill, it is our view that the Mining Charter must achieve a shared vision among all the key stakeholders based on realistic goals and time frames to boost broad-based black economic participation in the mining industry. The confidence of existing and new investors in the security and future of the South African mining industry must be retained if the growth and development required for facilitating a wider and more equitable distribution of wealth by way of employment, social investment and ownership is to be achieved.

DIRECTORATE

My formal resignation at the annual general meeting scheduled for November 18, 2002, will mark the final milestone in the interesting and challenging journey that started with my appointment as managing director of Iscor Limited in 1993 and executive chairman of the Iscor Limited Board in 1995. The mandate from the Board at the time was clear. It was to break the parastatal mould and protectionist culture which continued to persist following the privatisation of the company in 1989 and secondly, to unlock the value inherent in the company's world-class assets and to position it competitively in the global arena.

Kumba has shown in a very short space of time, that it has the people, the resources and the will to operate successfully in the international mining arena.

KUMBA IS COMMITTED TO SUPPORTING NEPAD AND THE TRANSFORMATION OF THE SOUTH AFRICAN MINING INDUSTRY

To my fellow directors who joined the Kumba Board this year, I would like to say a very sincere thank you for the support you have given me, and for the invaluable advice and direction you have given Kumba in its first and critically important year as an independent entity.

Colin Fenton, the longest serving member of the Iscor Limited/Kumba boards, announced his retirement from the Kumba Board at the end of February 2002. His friendship and wise counsel will be greatly missed and we wish him a long and happy retirement.

It also gives me great pleasure to announce that Fani Titi, chief executive of Tiso Capital (Proprietary) Limited, and chairman of Armscor, and Cedric Savage, chairman of the Tongaat-Hulett Group Limited, joined the Board as non-executive directors during the year. Both are widely experienced and respected business executives who are sure to make an invaluable contribution to the company and its future.

I would also like to confirm that consultants have been appointed to assist a sub-committee of the Kumba Board in selecting and appointing a new chairman.

Before closing, it is a pleasure to be able to pay a very special tribute to Dr Con Fauconnier, Kumba's chief executive. His leadership has been an inspiration to all of us and the manner in which he has steered the company through the often choppy waters of this past year has earned our lasting respect.

In his review that follows, Dr Fauconnier will take on the task of outlining Kumba's prospects for the coming year, but what I believe I can say with absolute certainty is that a better team of people to look after your interests would be difficult to find in the entire mining industry.

To my successor I would like to extend my congratulations and best wishes and to my friends and colleagues in Kumba, my best wishes for a long and prosperous future.



Hans Smith
Chairman

A BETTER TEAM OF PEOPLE TO LOOK AFTER YOUR INTERESTS WOULD BE DIFFICULT TO FIND



KUMBA'S FIRST YEAR AS AN INDEPENDENT ENTITY LISTED ON THE JSE SECURITIES EXCHANGE SA HAS BEEN A NOTABLE SUCCESS



OVERVIEW

The past year – our first as an independent entity listed on the JSE Securities Exchange SA – has been a notable success.

The immediate objective of establishing Kumba as a strong, independent and diversified mining company has been achieved. Our businesses in iron ore, coal, heavy minerals, base metals and industrial minerals operated profitably and contributed to the Group's strong cash flow in a challenging environment for the mining industry, and business generally, around the world.

The benefits of the re-engineering programme – completed prior to unbundling – have been carried through and, coupled with an embedded culture of continuous improvement and operational excellence, have underpinned this performance and established a solid foundation for further profitable growth.

To grow our business successfully, strong and sustainable cash flows are essential. Our strategy going forward is to continue to focus on those commodities and investments that offer above average growth and returns, while spreading the risks associated with the volatility that characterises the supply and demand for minerals and metals in the world's major markets.

Kumba possesses a powerful commodity portfolio in terms of our asset base, current operations and growth opportunities. In iron ore, our Sishen mine, one of the world's largest open-pit operations, exploits the largest known reserve of lump iron ore and enables us to rank fourth among global seaborne traded iron ore. Further reserves of similar quality await development at Sishen South. Our coal business includes two of the lowest cost coal mines in southern Africa, enhanced by long-term supply contracts with Eskom and Iscor Limited. In zinc, our operations centre around the lowest-cost refinery in the world, which has enabled this business to remain profitable over the last year in the face of one of the worst markets for zinc in more than a decade. During the year, we commissioned our new mineral sands mine and extraction plant near Empangeni in KwaZulu-Natal. When the associated smelter complex, currently under construction, is completed, this operation, together with our Australian investments, will establish Kumba as the world's third largest producer of titanium dioxide feedstock. The assets comprising our industrial minerals portfolio are of strategic significance in regard to the beneficiation and marketing of iron ore.



OUR EMBEDDED CULTURE OF CONTINUOUS IMPROVEMENT AND OPERATIONAL EXCELLENCE HAS UNDERPINNED OUR PERFORMANCE



Kumba's operating and financial performance this past year – in markets characterised by oversupply and aggressive pricing – has been impressive. Each of our strategic business units in iron ore, coal, base metals, heavy minerals and industrial minerals contributed to the Group's strong cash flow and profitability.

Black economic empowerment is an important element in our growth and development strategy and during the year we concluded an anchor empowerment agreement with the Tiso Kgalagadi Consortium ("Tiso"). We are pleased to report that the Industrial Development Corporation ("IDC") has maintained its issued holding. Anglo American emerged as the largest single shareholder at the year-end and indicated its support for our strategy.

FINANCIAL RESULTS

Net operating profit for the year more than doubled from R584 million, to R1 683 million and headline earnings per share increased by 97% to a record level of 385,3 cents.

It is pleasing to report that each of Kumba's strategic business units, namely iron ore, coal, heavy minerals, base metals and industrial minerals contributed positively to the growth in profits and earnings.

CASH FLOW AND DEBT

The cash flow generated by the strong performances of all the businesses was supplemented during the year by Ticor Limited's second installment of R109 million for its interest in the KwaZulu-Natal heavy minerals project and the issue of 14,1 million new shares to Tiso, at a subscription of R393 million.

After capital expenditure, the net effect was the reduction of Kumba's debt of R2 541 million arising from the unbundling, to R1 143 million by the year-end.

OPERATIONAL PERFORMANCE

Iron ore production, sales, operating income and cash flow, strongly underpinned by superior product quality and a global customer base rose to record levels.

Notwithstanding the fact that 25% of the production was sold to Iscor Limited in terms of a long-term agreement which became effective from the start of the year at cost plus a management fee of 3%, operating profit increased by 75% over the previous year to R1 221 million, representing 73% of the Group's total net operating profit for the year.

The only significant constraint on the Sishen iron ore mine at this time is the current carrying capacity of the rail system to Saldanha Bay and loading facilities at the port. Dedicated teamwork between Kumba, Orex and South African Port Operations ("Port Operations") resulted in record exports for the year. I am pleased that considerable progress has been made to increase the capacity of the line and the port in a systematic manner both in the short term and over the next ten years.

Coal achieved a remarkable performance and made a substantial contribution to the bottom line. Revenue increased by 20% to R1 489 million, while operating profit rose by 155% to R255 million, reflecting the business unit's ability to increase production while driving down costs. Eskom and Iscor Limited are the principal customers and accounted for the increase in production and stability of the revenue stream. This solid foundation will be supplemented substantially by export earnings on completion of the Phase V expansion of the Richards Bay Coal Terminal, scheduled for 2004.

One of the most notable, albeit still small, contributions to operating profit for the year came from the successful start up of the **heavy minerals** project in KwaZulu-Natal. Officially opened in September 2001, the project has consistently run ahead of schedule and within budget. As the mining operation is ramped up and the first of the smelter's two furnaces is commissioned during the coming year, revenue and profit are expected to increase substantially to the point of full production in 2005.



AN IMPORTANT ANCHOR EMPOWERMENT AGREEMENT WAS CONCLUDED WITH THE TISO KGALAGADI CONSORTIUM

Base metals turned in revenue of R941 million and an operating profit of R102 million. The lowest zinc metal prices in more than a decade were offset to an extent by the depreciation of the Rand during the year. Key to the success of the business is the fact that the Zincor electrolytic refinery in Springs is one of the lowest cost operations of its type in the world.

BUSINESS DEVELOPMENT

o NORTHERN CAPE IRON ORE

Kumba's total mineral resource of some two billion tonnes of iron ore in the Northern Cape represents the company's most significant asset. About 75% of the reserve is located at the Sishen mine and the remainder about 70 km to the south near Postmasburg. A feasibility study, aimed at establishing a mining operation called Sishen South and integrating it with the operation at Sishen, will be completed at the end of 2002. Apart from the feasibility and optimisation study, negotiations with Spoornet culminated in the signing of a long-term rail tariff agreement, and co-operative commitments regarding increasing the capacity of the Orex line and iron ore export terminal at Saldanha. Negotiations with the owners of neighbouring iron ore assets to identify the potential for, and benefits of a consolidation of our respective interests in the region were also initiated and are progressing.

o HOPE DOWNS

The technical report of the feasibility study to exploit a 400 million tonne iron ore reserve in the Pilbara region of Western Australia was successfully completed just before the year-end. Attention has now turned to the assessment of funding options for the development of a mine and export logistics in conjunction with our partners, Hancock Prospecting Proprietary Limited of Perth, Australia.

Subject to regulatory approvals, market support, a suitable funding plan and shareholder approval, the target date for commissioning the mine is early 2006, with full production anticipated some five years later.

o HEAVY MINERALS

The construction of the first of the two furnaces planned for the smelter at Empangeni, in KwaZulu-Natal, to process the ilmenite from our new mine at Hillendale was 80% complete and well within budget at the year-end. Commissioning, originally scheduled for March 2003, is now planned for December 2002. The construction of the second furnace is scheduled for completion early 2004.

Kumba owns 60% of the project, which is managed by Ticor South Africa. The balance is owned by the Australian listed titanium dioxide company Ticor Limited, which also has an option to acquire Kumba's holding on commissioning the second furnace. Kumba in turn increased its stake in Ticor Limited to 49,15% during the course of the year.

o COAL EXPORTS

The South Dunes Coal Terminal Consortium ("SDCT"), of which Kumba is a leading member, succeeded in concluding agreements with both Spoornet and the shareholders of the Richards Bay Coal Terminal ("RBCT") that would allow SDCT to export 6,5 million tonnes per annum of coal from an upgraded RBCT facility by 2004/5. Of this tonnage Kumba has an entitlement of two million tonnes per annum. Kumba has concurrently completed a feasibility study for the development of its

Kumba's strategic intent is to build a globally competitive mining company with a balanced portfolio of world-class resources, leading-edge mining and beneficiation technology and to achieve one of the lowest cost structures in the industry through an uncompromising commitment to operational excellence.

Kalbasfontein reserve of high-grade steam coal just north of Witbank. The inclusion of a black empowerment partner in the project, scheduled to deliver one million tonnes per annum of product for export via RBCT, is being actively pursued. Unfortunately, progress with this exciting development – and that of all SDCT related projects – has been unexpectedly delayed by a series of issues raised by the National Port Authority, a subsidiary of Transnet. Further delays could jeopardise the realisation of the many growth opportunities planned by the SDCT and other RBCT Phase V members.

BLACK ECONOMIC EMPOWERMENT (BEE)

During November 2001, Kumba and the Tiso concluded an anchor empowerment agreement in terms of which Tiso has secured an initial shareholding of 4,8% in Kumba. Tiso is an empowerment investment consortium representing a broad grouping of black business people with commercial and social interests closely aligned to Kumba's operations. At the operational level, Kumba is also engaging Tiso and other BEE companies with a view to identifying mutually beneficial opportunities. The discussion initiated with Eyesizwe Coal (Pty) Limited, aimed at exploring synergies to build and strengthen our respective coal interests, is an exciting example of this process.

SHAREHOLDING STRUCTURE

By the end of the financial year, Anglo American directly and indirectly with 20,1%, the Industrial Development Corporation with 13,97% and Tiso with 4,8%, emerged as the major shareholders in Kumba with a collective holding of 38,87%.

Local and foreign fund managers and other shareholders held the balance of 61,13%.

CORPORATE GOVERNANCE

At the start of the financial year and during the subsequent listing of Kumba on the JSE Securities Exchange SA, we tabled our intention to make corporate governance a distinguishing feature of Kumba's business.

In the statement to shareholders, our chairman has already commented on some of the notable achievements, particularly those relating to the functions and responsibilities of the Board.

Starting with the advantage of a clean sheet, Kumba has adopted the best international practices and guidelines currently available. The report on corporate governance, included as a separate section in this annual report, will also show that our principles and practices are aligned with those recommended in the King Report on Corporate Practices and Conduct, published in 1994. The recommendations of the second King Report on Corporate Governance in South Africa ("King II"), published in 2002, are being reviewed to ensure that our governance structures are fully in line with this latest report as well. Initial indications are that only minor changes will be required.

SUSTAINABLE DEVELOPMENT

In line with the recommendations of King II, safety, health and environment (SHE), human resources, social responsibility, and stakeholder relations are key to Kumba's commitment to sustainable development.

These functions and responsibilities lie at the very heart of our operations and managing them effectively is demanding increasing levels of expertise, experience and technology. During the year several senior

UNTIL SUCH TIME AS THE MAJOR ECONOMIES OF THE WORLD SHOW MORE SYNCHRONISED GROWTH, COMMODITY PRICES WILL REMAIN UNDER PRESSURE

appointments were made to meet this need and to give our programmes additional support and impetus.

In the chairman's statement to shareholders, the need for renewed and even more concerted efforts to improve the **safety** of our working environment for all our employees and contractors has been strongly underlined. Although the indices measuring our safety performance improved during the year, and are well within industry benchmarks, the eight work-related fatalities were recorded with deep regret and concern.

All of our operations are committed to achieving the highest levels of safety possible in their working environments and to ensuring that safety is an agenda priority at all management meetings.

In a relatively short space of time, HIV/Aids has become one of the most significant threats to the sustainable development of southern Africa. Since 1997 Kumba has been engaged in awareness and education programmes among employees and their families aimed at preventing the spread of the disease and assisting employees living with the disease, by means of comprehensive wellness programmes.

With the full co-operation and support of the labour unions, pension and medical aid funds these programmes are being broadened to include a "know your status" campaign throughout the company.

In the coming year, the extension of these interventions to include antiretroviral treatment for HIV-positive employees will be thoroughly evaluated in conjunction with the health authorities, labour unions and medical experts. Kumba is firmly committed to proceed with an antiretroviral programme if it is shown to be in the best overall interest of the employees and the company.

In addition, Kumba is participating in the comprehensive HIV/Aids study being conducted by the Chamber of Mines.

Environmental and rehabilitation management plans complying with the regulatory requirements of the Department of Minerals and Energy Affairs are in place at all Kumba's mines. The regulatory requirements are the base line that each of the mines continuously endeavours to exceed.

This past year, particular attention was paid to the rehabilitation of the Hlobane and Durnacol collieries in KwaZulu-Natal, closed during 2000 and 2001 respectively.

Employment equity is viewed as an important element of sustainable development and we are pleased to report that we have made good progress.

In July 2001, Kumba registered as a designated employer in terms of the employment equity regulations. Every business has defined its equity goals and is working actively towards achieving the targets set.

Training and development is one of the key components of employment equity and our human resources development programme. During the past financial year more than 65% of the company's employees attended one or more training programmes. This involved an expenditure of R62,6 million, equal to 6,1% of the

In Kumba, people are the heart and soul of our business.
They are among the best qualified and experienced in the mining industry. They have been through a rigorous re-engineering programme and corporate transformation and in the process developed a deep-seated culture of teamwork and caring for each other. They are highly motivated, and determined to excel at everything they do.

company's payroll – a ratio considered to be one of the highest in the mining industry in South Africa.

With industry-related **remuneration and benefits,** Kumba attracts and rewards its employees fairly and competitively. At the start of the current financial year an incentive scheme was introduced to ensure that all employees throughout the company could share in the company's financial achievements.

We believe that an incentive policy consisting of two elements – a bonus scheme based on the achievement of mutually agreed targets and a gain share scheme, when targets are exceeded – contributed substantially to the achievement of this year's results. Production and profit targets have been exceeded and all employees throughout the company will participate in the gain share incentive.

The primary focus of Kumba's **social responsibility and transformation** programme is in the areas of education, training and skills development.

Increasing attention is being given to poverty alleviation and the economic sustainability of the communities in which we operate.

During the course of the year the Minister of Minerals and Energy appealed to Kumba to play a leading role in facilitating programmes to alleviate poverty in the Northern Cape. This challenge has been accepted and is being integrated into the comprehensive programmes already in place at Sishen.

Corporate ethics, business principles and values are viewed and managed as an integral part of our business. Excellence in these areas is the driving force and common denominator. Building on the success of the continuous improvement programme, a task team was appointed during the second half of the year to incorporate these concepts into a more comprehensive programme to be known as the Kumba Way. Focusing on building a culture based on "living the values" and on operational excellence, it will be rolled out in the coming year.

LOOKING AHEAD

Until such time as the major economies of the world show more synchronised growth – now not expected before the first quarter of 2003 – the commodity prices that govern our financial performance will remain under pressure in the year ahead.

The rationalisation of the global steel industry is showing positive results in terms of rising steel prices. This, together with the continued increase in demand for iron ore from China, should increase the potential for a more favourable result from iron ore price negotiations during the last quarter of the new financial year, in contrast to the recent decline of as much as 5% for certain categories.

International spot prices for thermal coal declined sharply towards the end of the fourth quarter of the 2002 financial year and, although they should recover during the European winter, are not expected to rise above the average level achieved during 2002. However, the coking coal market, on which an important portion of Kumba's coal business is based, remains buoyant. In the domestic market the demand for coal from our major customers Eskom and Iscor Limited is expected to be firm with moderate price increases expected from January 1, 2003.



While the demand and prices for rutile and zircon are expected to remain relatively stable in the coming year, the prices for ilmenite and titanium dioxide are not expected to move off their current levels until the global economy begins a sustained recovery.

The world supply of zinc metal is expected to continue to exceed demand during the next financial year and act as a restraint on the price of the metal. Due to a tight concentrate market worldwide, zinc treatment charges are also expected to remain under pressure.

At the operational level the excellent performance of all the businesses should continue. Iron ore and coal production is expected to increase to meet the contractual commitments and the firm demand coming from our customer base in both the international and domestic markets. Heavy mineral revenue will increase in line with the ramping up of production and the commissioning of the first furnace at the smelter in KwaZulu-Natal. Base metal markets are expected to remain depressed with a modest recovery in prices expected towards the latter part of the coming financial year. However, the robust nature of our ongoing business is expected to keep it cash positive and profitable.

Capital expenditure in the coming financial year, largely due to the ongoing investment in the heavy minerals project in KwaZulu-Natal, will be of the order of R1 791 million. This represents a major step in our investment programme for future growth.

While the Mineral Bill is certain to present the industry with new challenges and opportunities, it is not anticipated that the profile of Kumba's existing and new business developments will change materially. We support the underlying principles of the Mineral Bill and will participate constructively in its application – both in our own right, and in association with the Chamber of Mines.

In conclusion, Kumba's first year as an independent entity has been an outstanding success. Our financial results exceeded our most optimistic forecasts and our pipeline of new projects and investment opportunities has firmed up significantly.

It was a team effort second to none and I wish to pay tribute to each employee of Kumba for his or her unique contribution.

I also wish to pay tribute to the Board for its guidance and wise counsel and to thank our chairman, Hans Smith and my fellow executive directors, Mike Kilbride, Richard Wadley, Dirk van Staden and Charles Meintjes for their uncompromising commitment and support.

While our success will again be contingent on external factors such as the Rand/US dollar exchange rate and commodity prices, I am confident that excellent performance from all our operations will continue to deliver outstanding results.

Con Fauconnier
Chief executive

○ REVENUE UP 33%
○ NET OPERATING PROFIT UP 188%
○ HEADLINE EARNINGS UP 115%
○ DEBT REDUCED FROM R2,5 BILLION TO R1,1 BILLION

GROUP OPERATING PERFORMANCE

Strongly improved operating results marked our first year as a listed mining company on the JSE Securities Exchange SA after unbundling from Iscor Limited. Net operating profit was up substantially compared with the previous year on the back of good production performance, increased iron ore and coal sales, a continuing focus on cost containment and the weakening of the Rand against the US dollar.

Rand million	**2002**	2001[1]	(%)
Net operating profit	**1 683**	584	(+188)
Non-recurring charge for the scrapping of the Ifcon furnace	–	209	
	1 683	793	(+112)

1. All comparisons to the results of prior years are made relative to the pro forma information as contained in our pre-listing statement of October 29, 2001.

Net operating profit reflects a compound growth rate of 30% over the past five years.

The performance of the Group is reflected in a robust operating margin of 23% compared with the previous year's 15%, despite the lowest zinc prices in more than 15 years, and after taking into account the effect of the agreement with Iscor Limited for the annual supply of 6,25 million tonnes of iron ore from Sishen mine at the cost of production, including depreciation, plus a management fee of 3%. Earnings before interest, tax, depreciation and amortisation ("Ebitda') increased strongly by 131% to R2 137 million for the year under review.

While iron ore remains the dominant contributor to both revenue and net operating profit, heavy minerals is expected to increase its share substantially as the first and second furnaces of the smelter come into production in 2003 and 2004. The Review of Business Operations provides a comprehensive analysis of the operating results of strategic business units.

REVENUE CONTRIBUTION



	2002 %	2001 %
○ **Iron ore**	**60**	54
Coal	**21**	23
○ **Base metals**	**13**	17
● **Heavy minerals**	**3**	0
● **Industrial minerals**	**1**	1
● **Other**	**2**	5

NET OPERATING PROFIT CONTRIBUTION



	2002 %	2001 %
○ **Iron ore**	**73**	76
Coal	**15**	11
○ **Base metals**	**6**	11
● **Heavy minerals**	**3**	0
● **Industrial minerals**	**1**	1
● **Other**	**2**	1



WE DO IT BETTER EVERY TIME





NET FINANCE COSTS

Net finance costs consist of interest expense, net of interest earned.

The average monthly effective cost of borrowings for the year was 10,5% inclusive of the heavy minerals project finance loans. Net finance costs decreased by R29 million to R242 million as strong operating results reduced our unbundling debt level. Net finance costs were covered nine times by Ebitda.

INVESTMENT AND EQUITY INCOME

Our share of attributable income from investments, before tax, has decreased significantly.

Rand million	2002	2001
Ticor Limited (Ticor)	72	118
AST Group Limited (AST)	(8)	19
Trans Orient Ore Supplies	17	–
Other	2	–
	83	137

Of the two listed investments, AST reported an attributable loss, while Ticor reported a significant reduction in profit due to difficult trading conditions. We acquired the investment in AST, which resulted from the outsourcing of Iscor Limited's information technology function in 1998, as part of the unbundling allocation of debt. AST is regarded as non-core for Kumba's business and our position as a major shareholder in AST will be reviewed on an ongoing basis.

Our investment of 49,15% in Ticor, an Australian heavy minerals and pigment producer, forms part of our heavy minerals strategy as explained more fully in the Review of Business Operations.

TAXATION

The tax charge for the year increased by R358 million to R465 million in line with the improvement in operating profits.

The effective tax rate was 32% mainly as a result of adjustments to the deferred tax asset raised the previous year on the provision for the environmental closure obligation to take account of the consolidation of the environmental rehabilitation trust fund, and to non-temporary differences in the split of the offshore subsidiaries as a consequence of the unbundling.

EARNINGS

Headline earnings more than doubled to R1 098 million (385 cents per share) from the previous year's pro forma earnings of R511 million (195 cents per share), with returns on invested capital increasing sharply from 10% to 23% and returns on equity from 12% to 20%. The following items are excluded in arriving at headline earnings:

Rand million	2002	2001
Attributable earnings	976	388
Adjusted for:		
• exceptional items	–	(72)
• net deficit on disposal or scrapping of operating assets	4	203
• impairment charges	101	–
• goodwill amortisation	(26)	27
• our share of associates' goodwill	40	40
• our share of associates' exceptionals	12	(14)
• tax effect on above items	(9)	(61)
Headline earnings	1 098	511

THE BOARD DECLARED A MAIDEN DIVIDEND OF 85 CENTS PER SHARE

DIVIDENDS

Although not envisaged at the time of listing, the strong improvement in earnings and reduction of debt has allowed the Board to declare a maiden dividend of 85 cents per share, covered 4,3 times by headline earnings.

We aim to declare regular dividends annually in August, payable in September, with a long-term average dividend cover of three times, but which may vary each year in line with changes in our debt level to realise value-adding growth projects and opportunities.

CASH FLOW

The good operating cash inflow, after capital expenditure, together with receipt of the Tiso share subscription proceeds of R393 million and Ticor's second installment of R109 million for its 40% interest in the heavy minerals project, resulted in a strong positive cash inflow and corresponding debt reduction for the year.

Rand million	**2002**
Cash flow from operating activities	**2 175**
Cash used in investing activities	
• Capital expenditure – heavy minerals project	**(631)**
• Capital expenditure – other	**(454)**
• Proceeds on disposal of property, plant and equipment	**25**
• Cash flow – issue of shares	**393**
Unbundling expenditure	**(44)**
Other	**(66)**
Net cash inflow	**1 398**

A further investment of R91 million was made in Ticor, increasing our shareholding to 49,15%.

FINANCIAL STRUCTURE

At year-end, net borrowings of R1 143 million were 0,5 times Ebitda and our net debt to equity ratio 24% compared with the target level of around 30%. This was a sterling performance when compared with the pro forma net debt at the time of unbundling of R2,5 billion and a debt to equity ratio of 78%.

The maturity profile of our debt, which apart from the heavy minerals limited recourse funding package, consists of the loan facilities assumed during the unbundling from Iscor Limited, is as follows:

Rand million	Drawn	Available	Redemption profile	
Long term				
• Corporate	1 453	–	2003	930
• Heavy minerals	360	840	2004	221
	1 813	840	2005	123
			2006	87
			Later	452
				1 813
Short term	9	1 883		
Total	1 822	2 723		
Cash balances	(679)			
Net debt	1 143			

Our ability to generate stable cash flow will enable Kumba to access the debt markets for refinancing loan maturities, to the extent necessary, with a well spread redemption schedule.

COMPOUND ANNUAL GROWTH RATE IN NET OPERATING PROFIT OF 30% FOR THE PAST FIVE YEARS

CAPITAL EXPENDITURE

The following table shows a comparison of actual capital expenditure for the past year, together with an estimate for next year:

Rand million	Actual 2002	Forecast 2003
Heavy minerals project	628	1 156
Sustaining capital	283	420
Expansions	150	172
Environmental	24	43
Total	1 085	1 791

Capital expenditure in the heavy minerals project increases as a result of the construction of the smelter. The Review of Business Operations contains a more comprehensive analysis of capital expenditure.

SHARE PRICE PERFORMANCE

Our share price improved from the opening listing price of R29,80 on November 26, 2001 to a peak of R59,00 on March 18, 2002, before falling off to close the financial year at R47,20. Trading volumes were high during the year with a turnover equivalent to 59% of the issued capital making Kumba one of the most liquid stocks on the JSE Securities Exchange SA.


R59,00
R47,20
R29,80
Nov 2001
Dec 2001
Jan 2002
Feb 2002
Mar 2002
Apr 2002
May 2002
Jun 2002

JSE SECURITIES EXCHANGE SOUTH AFRICA



RISK MANAGEMENT

Risk management, which includes a system of internal controls, is embedded in our business processes.

- The business risks relating to the operational activities of our business units and corporate functions are assessed on a continuous basis and specific mitigating and control measures are developed. Potential major risks which have been identified in terms of their overall impact on our business are as follows:

  - Plant breakdown at the port of Saldanha Bay affecting exports of iron ore, which business unit accounts for 73% of our net operating profit. The constructive relationship we have with the port's operating management in addressing technical problems in a co-ordinated manner, has proved to be an important risk mitigating factor in this regard. The port expansion projects planned for completion by November 2004, will provide significant added security to the export channel.

  - The completion of the smelter phase of our heavy minerals project and the ramping-up of the furnaces are significant shorter-term risks that are receiving close attention. The specific risk areas have been identified and evaluated, and the best available resources have been committed to ensure that the plans to address these risks, are achieved.

  - The legislative environment aimed at the transformation of the mining industry. We support the objectives of the Mineral Bill and are committed to sustainable empowerment and social responsibility initiatives in all facets of our business. Through our representation on the Chamber of Mines, we are participating in the current discussions to develop a mining charter which will meet the interests of the mining industry while accommodating the aspirations of all South Africans.

  - An increasing HIV/Aids prevalence among our workforce affecting productivity. We have developed a comprehensive strategy and action plans to evaluate and mitigate this risk and to support affected employees as discussed in the report on Human Resources.

- Pure risks are identified and risk awareness is promoted by risk committees which operate at all our business units. We insure against losses arising from catastrophic events which include fire, flood, explosion, earthquake and machinery breakdown and business interruption from these events.

  We accept internal insurance deductibles that vary in line with the nature of the risk, and insure a further layer with captive insurance companies through whom we thereafter purchase cover from local and international third-party insurance companies. An aggregate limit also exists.

  We renew our insurance annually on 1 July. Placement of cover has become more difficult with significantly higher premiums due to a substantial hardening of the insurance market, particularly in relation to mining assets.



- Credit risk in relation to:

  - trading activities is low due to a high proportion of term supply arrangements with long-standing clients, mitigated further where dictated by customer creditworthiness or country risk assessment, through a combination of confirmed letters of credit and credit risk insurance. Our bad debt write-offs are negligible;

  - counterparty exposures arising from money market investments, foreign currency, interest rate and zinc price hedging operations are controlled by dealing only with financial institutions of high credit standing. The credit exposure to any one counter-party is managed by setting transaction limits.

- Exchange rate exposure on loans and capital expenditure is fully covered. Hedging of expected net foreign currency receipts from exports less trading imports is undertaken on a limited and shorter-term forward basis. Variations to this policy are subject to Board approval.

  The average exchange rate realised on net currency receipts for the year was R10,18 to the US dollar. In line with the relative stabilisation of the Rand to stronger levels since April of this year, we extended our cover on expected net foreign currency receipts. At year-end we had a forward sales book of US$57 million at an average rate of R10,50 to a US dollar spread out until October 2002.

- Interest rate risks are addressed by maintaining a mix of fixed and floating rate loan facilities, with 30% of term loans financed on a fixed basis at year-end. We actively manage the ratio of fixed to floating rates in the light of interest rate expectations and the risk profile of our projects.

- Liquidity risk is managed by maintaining a high proportion of net debt in longer-term facilities and substantial standby bank facilities as more fully reported on in the discussion of our financial structure.

- Price hedging is undertaken on a limited scale in respect of zinc metal for which an international hedging market is accessible. Hedging of the US dollar zinc price and corresponding exchange rate exposure during the year resulted in an average price of R9 151 per tonne being realised compared with an average market price of R7 906 per tonne. Prices for our other commodities are established on commercial terms with customers and suppliers, other than the 6,25 million tonnes per annum of iron ore supplied by Sishen mine at its cost of production, to Iscor Limited's steel mills. The Thabazimbi iron ore and Tshikondeni coking coal mines are contracted to sell their full production to Iscor Limited. The total costs of running the captive mines and capital expenditure incurred, are recovered from Iscor Limited. A management fee of 3% is added to these costs.

- Technology risks are addressed as follows: Annual audits are conducted to review the security of SAP R3 as our main business system and standard operating procedures exist. Disaster recovery programmes are in place for this and all other major systems. Process technology risk, in general, is low. Internally developed technology is protected by patents, where appropriate.



POST-RETIREMENT BENEFIT LIABILITIES

The three accredited medical aid funds are structured so as to exclude any employer liability for post-retirement medical benefits in respect of either existing or past employees.

Our retirement benefit funds comprise a number of defined contribution funds and a closed defined benefit fund. The sound financial position and small numbers of members remaining in the closed fund eliminate the possibility of any significant employer liability arising.

THE OPERATIONAL RESULTS DELIVERED BY EACH OF THE SBUs HAVE WITHOUT EXCEPTION REACHED NEW HEIGHTS

Kumba's operations consist of five commodity-based strategic business units (SBUs), operating as separate legal entities, and headed by general managers, located at the Group's corporate offices in Pretoria.

During the past year considerable effort has gone into ensuring that the focus and momentum developed during the re-engineering and transformation period was sustained. Operational excellence, driven by continuous improvement, knowledge management, resource and project management, has been the key to success.

The operational results delivered by each of the SBUs have, without exception, reached new heights in performance. However, the chairman and chief executive have referred to our loss of life with eight work-related fatalities at our operations. These fatalities occurred despite a 30% improvement in lost time injury rate, a leading indicator for safety performance.

The drive and commitment to ensure that an injury-free working environment is achieved at all our operations will remain a key success factor.

The SBUs identify and assess risks associated with their operations on a continuous basis. These operational risks are integrated with those of the corporate functions and reviewed by the Group risk management committee and the audit committee. The Group's comprehensive risk profile and recommended management strategy, is then presented to the Kumba Board for final review and approval. A detailed statement on risk management is included in the Financial Review.

IRON ORE

	2002 '000t*	Y-O-Y*
Total production	**28 324**	+5%
Total sales	**28 102**	+8%
– Exports	**19 916**	+10%
– Domestic	**8 186**	+3%
		Y-O-Y
Revenue	**R4 340m**	+47%
Operating profit	**R1 221m**	+75%
Operating margin	**28%**	+17%
Capital expenditure	**R255m**	-32%

t = metric tonnes*
y-o-y = year on year*

The iron ore SBU consists of two iron ore mines in South Africa: Sishen mine in the Northern Cape and Thabazimbi mine in the Limpopo province.

Sishen, the world's largest producer of lumpy iron ore, is strategically positioned in an area containing the largest concentration of the world's known reserves of high quality lumpy iron ore. Currently accounting for 81% of the iron ore produced in South Africa and 4% of the world's seaborne iron ore trade, the SBU has the potential to double its capacity over the next ten years through organic growth and new projects.

As part of the unbundling conditions, Kumba retained 78,6% and Iscor Limited 21,4% of the undivided mineral rights pertaining to iron ore at the Sishen mine. On Iscor Limited's behalf, Kumba mines 6,25 million tonnes per annum from Sishen and the entire production at Thabazimbi on a cost recovery basis plus a management fee of 3% of such cost.



OPERATIONAL EXCELLENCE, DRIVEN BY CONTINUOUS IMPROVEMENT, KNOWLEDGE MANAGEMENT, RESOURCE AND PROJECT MANAGEMENT, HAS BEEN THE KEY TO SUCCESS



A NEW LONG-TERM AGREEMENT BETWEEN KUMBA AND TRANSNET WAS CONCLUDED DURING THE YEAR, INCREASING SISHEN'S RAIL ALLOCATION BY SOME TWO MILLION TONNES TO 23,5 MILLION TONNES PER ANNUM

During the financial year ended June 30, 2002, the SBU produced a record 28,3 million tonnes of iron ore. Sishen accounted for 91% of the production of which 19,9 million tonnes was exported through Saldanha Bay to steel producers around the world. Domestic deliveries to Iscor, including Saldanha Steel accounted for the balance.

During the past year, some 6,3 million tonnes of iron ore was sold in Europe; 4,5 million tonnes to Japan and the Far East and 9,1 million tonnes to China. China is the world's fastest growing market for iron ore and one in which Kumba enjoys particularly strong support and has valued relationships with several of the country's major steel producers.

The global over-supply of steel and the financial pressures in the steel industry, put iron ore prices under pressure throughout the year. Effective April 2002, price reductions ranging from 2,4% for fine ore, to 5,0% for lump ore, were fixed for the next twelve months.

The Sishen/Saldanha rail link and dedicated export facilities at Saldanha Bay, owned and managed by Transnet, are critically important components in the iron ore supply chain, which is considered world-class and a model of public and private enterprise co-operation. All parties are working together to continuously increase the throughput capacity of the logistics chain. This past year the capacity of the rail line increased by 5%, whilst capital funding was approved by Transnet to expand the port's export capacity accordingly by mid 2004.

A new long-term agreement between Kumba and Transnet was concluded during the year, increasing Sishen's rail allocation by some two million tonnes to 23,5 million tonnes per year. Kumba is engaged in discussions with Transnet to provide for further expansion of rail and port capacity of 8,5 to 10 million tonnes per annum, to cater for planned increases in production.

Capital expenditure

Rand million	**Actual 2002**	Forecast 2003
Sustaining	**180**	175
Environmental	**14**	21
New projects	**61**	59
Total	**255**	255

A key focus area for the past year was completing the capital expenditure programme associated with the increase in Sishen's capacity to 27 million tonnes per annum.

Kumba is the joint owner of two bulk ore carriers that are leased to Safore, a joint venture engaged in shipping operations. The downturn in the shipping industry has impacted on the value of this investment. The Board has taken account of the cyclical nature of the shipping industry and has written down the investment by R80 million.

COAL

	2002 '000t	Y-O-Y
Total production	**18 250**	+7%
Total sales	**18 063**	+7%
– Eskom	**13 198**	+11%
– Domestic	**1 145**	-8%
– Export	**1 172**	+5%
– Iscor Limited	**2 549**	-4%
		Y-O-Y
Revenue	**R1 489m**	+20%
Operating profit	**R255m**	+155%
Operating margin	**17%**	+113%
Capital expenditure	**R99m**	-32%



Operating three collieries in South Africa, the SBU is the country's fifth largest coal producer. The Grootegeluk mine near Ellisras in the Limpopo Province, and Leeuwpan, 75 km southeast of Pretoria, are conventional open-pit operations. Tshikondeni, situated in the Limpopo Province, is an underground mine using a board and pillar extraction method.

During the year under review the three collieries collectively produced 18,2 million tonnes of thermal, metallurgical and coking coal, an increase of 7% over the previous year. Grootegeluk accounted for 89% of the total production.

Export spot prices for steam coal in US dollars reached a four-year high during the first quarter of the financial year. The oversupply of sea-borne coal in the second half of the financial year resulted in sharp price reductions during the fourth quarter of around 30%.

Domestic coal prices rose by approximately 15%. Sales to Iscor Limited, which are linked to a dollar index, increased on the back of export prices. Tshikondeni operates as a captive mine to Iscor Limited under a long-term agreement. The mine's entire production is beneficiated and transported to Iscor Limited at cost plus a management fee of 3% of such cost.

Limited Spoornet capacity on the Durban and Maputo export routes resulted in a reduction in logistical flexibility with substantial demurrage and dead-freight charges. Rail tariff increases higher than the production price index ("PPI") were experienced during the year and Spoornet has indicated that increases substantially higher than PPI can be expected for the next financial year. Kumba is in continuous collaboration with Spoornet to improve the logistical system efficiencies in order to reduce cost increases.

Kumba is a two million tonnes per annum participant in the Phase V expansion of the Richards Bay Coal Terminal ("RBCT") scheduled for completion towards the end of 2004. Funding for the expansion is already in place based on throughput undertakings and construction at the port will commence once the lease agreement with the port authorities is concluded.

Capital expenditure

Rand million	**Actual 2002**	Forecast 2003
Sustaining	**66**	88
Environmental	**8**	11
New projects	**25**	33
Total	**99**	132

Sustaining capital expenditure was in line with planned replacement of plant and equipment at Grootegeluk and Leeuwpan, while new project expenditure mainly relates to the acquisition of an additional haultruck at Grootegeluk to cater for the increased offtake reported earlier.

HEAVY MINERALS

	2002 '000t
Production	
– HM concentrate	**686**
– Ilmenite	**471**
– Zircon	**45**
– Rutile	**19**
Total sales	
– Ilmenite	**37**
– Zircon	**34**
– Rutile	**13**
Revenue	**R227m**
Operating profit	**R54m**
Operating margin	**24%**
Capital expenditure	**R631m**

COMBINED WITH TICOR LIMITED, KUMBA WILL RANK AS THE WORLD'S THIRD LARGEST PRODUCER OF FEEDSTOCK FOR THE HEAVY MINERALS INDUSTRY

The heavy minerals project in KwaZulu-Natal, owned by Ticor South Africa in which Kumba and Ticor Limited ("Ticor"), a publicly listed Australian company, hold 60% and 40% respectively, was officially opened in September 2001, and is being developed in three phases:

Phase 1 Establishment of the Hillendale mine and Mineral Separation Plant ("MSP")
Phase 2 Commissioning of the smelter's first furnace at Empangeni
Phase 3 Establishment of the second mine at Fairbreeze and commissioning the smelter's second furnace

The first phase has been completed ahead of schedule and within budget. The Hillendale mine, using hydraulic mining technology, is meeting production targets in an efficient, cost effective and environmentally sustainable manner. The process, designed specifically to deal with the separation and disposal of the high slimes content that characterises the Hillendale deposit, has performed extremely well and the mine achieved its first performance test required by the lenders under the loan agreement.

The MSP ramped up to full capacity well ahead of schedule and has passed the second and final lenders' performance test. The construction of the smelter's first furnace was more than 80% complete at year-end. During June 2002, shareholders authorised the expenditure for the second furnace at a cost of R361 million.

With both furnaces at full production by 2005, the project will have the capacity to produce 250 000 tonnes per annum of titanium slag and substantial quantities of zircon, rutile and low manganese pig iron. Combined with Ticor Limited, Kumba will rank as the world's third largest producer of feedstock for the heavy minerals industry.

In Ticor South Africa's first nine months of production revenue of R136 million and net operating profit of R35 million was attributable to Kumba, from the sale of 36 600 tonnes of ilmenite, 12 600 tonnes of rutile and 33 700 tonnes of zircon. The demand and prices for both rutile and zircon was firm. The quality of ilmenite from the MSP was tested and found acceptable by customers. The first bulk sale of ilmenite was concluded during the fourth quarter. In the face of the global oversupply and depressed prices, ilmenite sales were below expectations and product has been stockpiled for smelting at Empangeni during the coming year.

Capital expenditure

Rand million	Actual 2002	Forecast 2003
Sustaining	**3**	4
Environmental	**1**	5
New projects	**627**	1 156
Total	**631**	1 165

Capital expenditure committed on the project to date totalled R2,3 billion. A further R1,2 billion will be required to complete the third phase and bring the project up to full production by 2005.

The following represents a summary of the capital cost of the different phases:

	Rm
Phase 1 – Hillendale mine and MSP	**738**
Phase 2 – Furnace 1	**916**
Phase 3 – Furnace 2	**361**
Fairbreeze mine	**362**
Upgrading of MSP	**581**
Working capital	**542**
	3 500





The capital cost of R3,5 billion will be funded by:

Kumba	R1,3 billion
Ticor	R0,9 billion
Project finance loans	R1,3 billion

During the course of the year, Kumba increased its stake in Ticor from 46,5% to 49,15%. In addition to its shareholding in Ticor SA, Ticor owns 50% of the Tiwest Joint Venture – an integrated heavy minerals and titanium pigment producer in Western Australia, 100% of a sodium cyanide plant located in Australia at Gladstone in Queensland and 50% in a joint venture with Austpac Resources Limited, which holds certain rights to large heavy mineral deposits in India.

Kumba's 15,4% stake in the Australian listed company Mineral Deposits Limited ("MDL") – acquired through an investment of AU$5 million to obtain access to three major heavy mineral deposits in the Indian state of Tamil Nadu, remained unchanged. This acquisition brought with it rights to earn a share in these deposits upon further investment. While Kumba has retained a direct holding in MDL, the rights to the Indian projects have been ceded to Ticor as part of its investment in the KwaZulu-Natal project. MDL's operations in Australia include the production of rutile, zircon and ilmenite at Hawks Nest.

The Group's investment in MDL has been written down to reflect its current market value.

BASE METALS

Total production	2002 '000t	Y-O-Y
– Zinc metal	**105**	–
– Zinc concentrate	**75**	+4%
– Lead concentrate	**28**	+27%
Total sales		
– Iscor	**26**	-27%
– Domestic	**68**	+16%
– Export	**14**	-18%

	2002	Y-O-Y
Revenue	**R941m**	–
Operating profit	**R102m**	+4%
Operating margin	**11%**	+5%
Capital expenditure	**R90m**	+20%

The base metals SBU, comprising the Rosh Pinah zinc/lead mine in Namibia and the Zincor electrolytic refinery near Springs in South Africa, made significant progress this past year in strengthening its position as one of only a few integrated zinc mining and smelting operations in the world. Zincor enjoys the added distinction of being one of the lowest cost operations of its type in the world.

The Rosh Pinah mine in Namibia operated successfully throughout the year, producing 75 200 tonnes of zinc concentrate and 27 500 tonnes of lead concentrate with small quantities of silver, gold and copper as by-products. The zinc concentrate is sold to Zincor at international market related prices. The lead is sold on the basis of tenders to the international market.

Through improved extraction methodology, the mine was able to extend its expected economic life by three years to ten years.

A Namibian empowerment group has a 5% holding in Rosh Pinah.

Despite the global oversupply of zinc metal, Zincor operated at close to full capacity throughout the year to produce 105 000 tonnes of zinc metal and 167 000 tonnes of sulphuric acid. Zincor draws 36% of its zinc concentrate from Rosh Pinah. The balance is procured domestically and, supplemented by periodic imports.

The zinc price reached its lowest levels in more than 15 years in November 2001. While the downward cycle appears to have bottomed, and prices have improved marginally, substantial increases are not expected within the next year.





The depreciation of the Rand against the US dollar together with a hedging programme, countered the effect of the lower prices. Through concerted efforts focused on continuous improvement, both Zincor and Rosh Pinah were able to ensure a real decrease in operating costs and achieved a net operating profit of R102 million. Cash flow increased markedly to R104 million during the year from an outflow of R70 million the previous year.

Capital expenditure

Rand million	Actual 2002	Forecast 2003
Sustaining	**25**	46
Environmental	**1**	6
New projects	**64**	53
Total	**90**	105

Of the total capital expenditure of R90 million, R29 million was invested at Zincor to increase the recovery of zinc metal from 91,5% to 94,7% towards the end of the year.

INDUSTRIAL MINERALS

	2002 '000t	Y-O-Y
Total production	**1 292**	+2%
Total sales		
– Metallurgical	**560**	-8%
– Aggregate	**650**	+21%
– Lime	**94**	-20%
– Ferrosilicon	**5**	+5%
		Y-O-Y
Revenue	**R57m**	-20%
Operating profit	**R15m**	
Operating margin	**26%**	+24%
Capital expenditure	**R3,2m**	+50%

Kumba's interest in industrial minerals is confined to the Glen Douglas open-cast mine producing metallurgical dolomite, aggregate and small quantities of agricultural lime; a ferrosilicon plant in Pretoria producing gas atomised ferrosilicon powder, superior in quality to the product currently available on the open market; and 50% of the Bridgetown Dolomite mine joint venture.

Although a relatively smaller SBU, the operations are profitable and strategically positioned to the beneficiation needs at our iron ore mines, while the dolomite is supplied to Iscor Limited.

Capital expenditure

Rand million	Actual 2002	Forecast 2003
Sustaining	**3,2**	3,8
Environmental	–	–
New projects	–	0,5
Total	**3,2**	4,3

Capital expenditure for the year was used almost entirely for sustaining the operations at their current level.

SUMMARY OF BUSINESS OPERATIONS

	[illegible]	2002	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
IRON ORE							
PRODUCTION ('000 TONNES)							
Sishen	3,7	**25 903**	24 842	22 669	21 601	23 439	21 617
Thabazimbi	(1,5)	**2 421**	2 202	2 156	2 901	2 789	2 608
Total	3,2	**28 324**	27 044	24 825	24 502	26 228	24 225
SALES							
Sishen exports ('000 tonnes)	4,7	**19 916**	18 057	18 750	16 842	18 332	15 849
COKING COAL							
PRODUCTION ('000 TONNES)							
Grootegeluk	2,0	**1 670**	1 536	1 312	1 207	1 402	1 510
Tshikondeni	(15,8)	**404**	408	375	343	328	953
Durnacol			182	386	415	677	328
Hlobane					22	199	235
Total	(7,3)	**2 074**	2 126	2 073	1 987	2 606	3 026
POWER STATION COAL ('000 TONNES)							
Production	5,9	**13 351**	12 037	12 261	11 495	12 847	10 009
Sales to Eskom	2,2	**13 198**	11 934	12 072	11 829	12 857	11 831
OTHER COAL							
PRODUCTION ('000 TONNES)							
Grootegeluk	35,0	**1 194**	1 258	1 152	706	504	266
Leeuwpan	16,2	**1 631**	1 575	934	906	738	770
Northfield					59	250	390
Hlobane					1	92	242
Total	11,1	**2 825**	2 833	2 086	1 672	1 584	1 668
ZINC							
PRODUCTION ('000 TONNES)							
Rosh Pinah (zinc concentrate)	0,8	**75**	72	72	79	71	72
Zincor (zinc metal)		**105**	105	103	110		
HEAVY MINERALS							
PRODUCTION ('000 TONNES)							
Ilmenite		**44**					
Zircon		**45**					
Rutile		**19**					
DOLOMITE							
PRODUCTION ('000 TONNES)							
Glen Douglas	(7,3)	**543**	618	508	597	863	792

SISHEN SOUTH HAS THE POTENTIAL TO PRODUCE UP TO 10 MILLION TONNES PER ANNUM OF HIGH GRADE BENEFICIATED IRON ORE



IRON ORE

The **Sishen South** project, some 70 km south of the Sishen mine in the Northern Cape province, is well advanced, with completion of the feasibility study expected by the end of 2002. Taken in isolation, Sishen South is expected to be able to produce between eight and ten million tonnes per annum of high grade beneficiated ore with a quality similar to that produced by Sishen. Preliminary estimates, based largely on the pre-feasibility study completed last year, are that the project would cost R1,5 to R2 billion to bring into production and that it could be commissioned within three years of a decision to proceed. Of various market options that will be considered, one is that production would be railed via Sishen to join the stream of ore destined for export from the terminal at Saldanha Bay. Transnet is in the process of investigating increasing both the rail and port infrastructure to meet the increase in iron ore exports.

It has been agreed in principle with Tiso that it would participate in the development of Sishen South. The nature and extent of its participation will be finalised after the completion of the feasibility study.

In the Pilbara district of Western Australia, the technical report on the feasibility study that has been conducted on the **Hope Downs** project since 1998 was completed in June 2002. The project, which is a joint venture between Kumba and Hancock Prospecting, a Perth-based company, is based on a reserve of 400 million tonnes. (An additional resource of similar size in two neighbouring deposits awaits detailed evaluation.) It envisages the production of up to 25 million tonnes per annum of high grade Marra Mamba ore, which would be transported along a purpose-built railway line for 370 km to an export terminal to be built at Port Hedland. This option would require a capital investment of approximately AU$1,6 billion. Funding sources currently under consideration include equity participation by other investors, the outsourcing of aspects of the project such as mining and infrastructure; and the raising of project finance in the debt market. Gaining access to existing, privately-owned rail infrastructure in the region remains a potentially attractive option, but will be dependent on agreement being reached with the owners, which are competing iron ore producers. Being subject to the securing of suitable funding arrangements, market support, regulatory approvals and shareholder endorsement, the project is unlikely to be commissioned before early 2006.

Elsewhere, Kumba is in the process of evaluating two iron ore opportunities in West Africa. In **Gabon**, a due diligence investigation is being carried out under a three year, renewable permit granted in July 2000, on the resources associated with three deposits – Belinga, Boka Boka and Batouala – in the Mekambo area in the north-east of the country. The total resource is estimated at about 600 million tonnes, half of which can be categorised as a low phosphorus, high-grade ore. The study is due for completion by the end of 2002. In **Senegal**, the company is conducting a due diligence investigation into the Faleme deposit, which is located in the extreme south-east of the country, adjacent to the border with Mali. Faleme has an estimated resource of at least 350 million tonnes in several discrete bodies comprising both hematite and magnetite ores. Both opportunities have been evaluated previously, by local and French governmental agencies; and require substantial development of rail and port facilities. Their commercial viability would depend in part on the infrastructure being funded by international development agencies.

BASE METALS

In base metals, the strategic thrust has been to capitalise on the value inherent in our two existing assets, namely the considerable body of skill and knowledge associated with the Rosh Pinah operation in southern Namibia; and



the technological and commercial expertise that has enabled the Zincor refinery at Springs to become one of the lowest-cost producers in the world.

In the **Rosh Pinah** area, collation of mining and exploration data accumulated over the 30 years since mining began provided the rationale for a comprehensive, multidisciplinary exploration programme that commenced during 2000, and which was extended following the granting in 2001 of several exploration licences in the formerly restricted Sperrgebiet region that lies between the mine and the Atlantic coast. The exploration is being conducted together with PE Minerals, a Namibian minerals company.

China has emerged as the world's most important commodities market, with even the more conservative forecasts pointing to continued strong growth over the next decade. Kumba has benefited from this growth for several years by virtue of its iron ore exports into China, and the maintenance of an office in Beijing. This presence has enabled the company to cement a constructive relationship with the Chinese authorities, while at the same time gaining valuable experience of the Chinese business environment. Following a detailed analysis of opportunities to enter the base metals sector in China, a brownfields zinc refinery project was selected for further advancement. The **Hongye** refinery, located near Chifeng in the Inner Mongolia Autonomous Region some 350 km north east of Beijing, was built in 1995 to a design similar to that of Kumba's Zincor refinery, with a capacity of 25 000 tonnes per annum of zinc metal (compared with 110 000 tonnes per annum at Zincor). Following the partial privatisation of Hongye, the new owners sought international expertise and funding to double the capacity of the plant. Kumba Base Metals has agreed with Hongye's current shareholder to participate in the expansion of the refinery and recently concluded agreements that will govern this involvement. Kumba's participation in the venture will be limited to a maximum exposure of RMB140 million, and is subject to the fulfilment of several conditions precedent, including equity participation of international funding agencies and the regulatory approvals of the South African and Chinese governments. Successful implementation of the Hongye project will provide Kumba Base Metals with a platform for leveraging future growth in China.

Many of the world's richest un- or underdeveloped known resources of copper are located in the Democratic Republic of the Congo (DRC). Kumba has an opportunity to participate in the development of those resources, through its interest in two moth-balled mines and associated high grade resources, **Kamoto** (56 million tonnes at 4,5% copper and 0,6% cobalt) and **Kipushi** (16 million tonnes at 19% zinc and 1,3% copper). While the DRC emerges from its recent civil war, a number of uncertainties continue to preclude further development until credible political and economic stability is restored.

COAL

The completion of the feasibility study on Kalbasfontein – a small reserve of high grade coal north of Witbank, Mpumalanga province – confirmed the viability of producing one million tonnes per annum of product for export from an open-pit operation. The intention is to involve a suitable Black Economic Empowerment (BEE) partner in the development of this project, the timing of which will be linked to commissioning of Phase V of the Richards Bay Coal Terminal, where Kumba will have an allocation of two million tonnes per annum through its membership of the South Dunes Coal Terminal (SDCT) consortium. The development of Kalbasfontein will require a capital investment of R300 million.

EFFECTIVE INVESTMENT OF OUR CAPITAL IS OF CRUCIAL IMPORTANCE IN OPTIMISING STAKEHOLDER VALUE

Extensive discussions were held during the year with Eyesizwe Coal, the largest BEE company involved in coal mining, to explore the potential for a closer association between it and Kumba's coal business. While in the longer term there could be considerable merit in pooling the respective assets of the two parties in a single entity, they concluded that this should be postponed until it becomes appropriate to consider listing the merged entity on the JSE Securities Exchange SA. The proceeds of such a listing could be used to ensure a balance of equity participation between the parties. In the meanwhile, they intend exploring opportunities in which they can invest co-operatively to mutual benefit and build on the strong relationship already established.

At Kumba Coal's flagship **Grootegeluk** mine near Ellisras in the Limpopo province, a feasibility study into the possible underground and/or open pit extraction of high quality, low phosphorus coal from the basal seam in the local succession will be conducted during the coming year. The seam underlies the floor of the present pit. Prefeasibility test work has indicated that coal suitable for use as a reductant in the smelting of heavy minerals and the manufacture of ferroalloys could be sourced economically from this reserve.

Another feasibility study is currently under way to determine the viability of second stage washing in the Grootegeluk 2 plant in order to increase the production of semi-soft coking coal.

HEAVY MINERALS

As part of the strategic alliance with Ticor, Kumba no longer undertakes heavy minerals business development initiatives on its own behalf but funnels opportunities through Ticor as its preferred development vehicle.

IFCON™

In 1995, research work commenced on the development of a new process technology intended to make steel directly from fine, disaggregated iron ore and coal. This concept, known as **IFCON™**, was initially developed on behalf of Iscor Limited, but was found to be inappropriate as a replacement for traditional steel-making processes. However, the technology appears well-suited to the economical processing of low volumes of metallic feedstock, and continued research has focused on this application, particularly with respect to its potential for ferroalloy production. The technology has potential to yield substantial value for Kumba via such downstream beneficiation and lends itself to BEE participation at the commercialisation stage.

MINCOR RESOURCES NL (MINCOR)

In 1999, the company's non-core exploration assets (comprising mainly gold prospects in east Africa and Oceania) were grouped together and injected into a junior company listed on the Australian Stock Exchange. The company, renamed **Mincor** has increased its market capitalisation significantly, through the acquisition and development of two small underground nickel sulphide mines and associated exploration leases, in the Kambalda district of Western Australia. It also acquired from BHP Billiton, the right to develop the giant **Reko Diq** porphyry copper deposit, located in western Pakistan, through its 75% interest in Tethyan Copper Company.

Through its 34% shareholding in and association with Mincor, Kumba has increased exposure to offshore opportunities generated by this entrepreneurial exploration company, including the right to participate in Reko Diq and the subsequent development of the highly prospective Tethyan porphyry copper belt in Asia Minor, as well as new base metals developments in and around Australia.



WE BELIEVE PEOPLE MAKE IT HAPPEN



REVIEW OF MINERAL RESOURCES AND RESERVES



The tables on page 39 summarise the combined resources and reserves attributable to Kumba's current operations and projects. Included in the latter are resources of properties not mentioned among development projects referred to in this annual report, but which are scheduled for evaluation in the future.

All resource and reserve estimates included in the tables have been compiled in accordance with the South African Mineral Resource Committee's Code of Practice ("SAMREC Code") in respect of southern African properties; and the JORC Code in respect of Australian properties. These have been compiled by competent persons as defined by the SAMREC Code. They have been reviewed and endorsed by the competent person within Kumba responsible for resource and reserve estimates, H J van der Berg, the undersigned.



H J van der Berg
Manager, Geological Services

It is clear from Table I that Kumba's principal operations, at Sishen iron ore mine and Grootegeluk coal mine, have access to extensive reserves to support the current levels of production, without including the additional resources that could extend mine life considerably. However, options to turn these reserves to account in an accelerated manner are limited by a variety of factors. At Sishen the rate and selection of ore extraction is qualified by the need to maintain an acceptable mix of quality of raw plant feedstock, while also maintaining stripping ratios that are economically sustainable.

At Grootegeluk, extraction rates are determined principally by the availability of markets to absorb the several products arising from the operation in proportion to their natural occurrence and by the capacity of infrastructure in this remote area to transport products to these markets. In both cases, intensive studies are made on a continuous basis to optimise the exploitation of the underlying resource base.

Operations at the Rosh Pinah zinc/lead mine in southern Namibia are based on an ore reserve that currently provides for a mine life of ten years. However, it should be noted that when the mine commenced operations in 1968, it had a life expectancy (at much lower production levels than currently) of only 12 years. It is the nature of the orebodies being exploited at Rosh Pinah that additional reserves are discovered during the course of mining operations. While ultimately this process must end, there is a high probability that further reserves will be identified as mining progresses.

Kumba also has access to significant high-quality mineral resources in iron ore, heavy minerals and coal (Table II). The Hope 1 deposits at Hope Downs in Western Australia and the Sishen South deposits, about 70 km south of the Sishen Mine in the Northern Cape province, are major iron ore growth projects where feasibility studies are in progress. The magnetite-bearing quartzite at Zandrivierspoort in the Limpopo province is a large low-grade iron ore deposit. Several heavy minerals projects in KwaZulu-Natal, the Eastern Cape province and, to a lesser extent, in the Limpopo province, support Kumba's heavy minerals growth strategy. The Kalbasfontein coal deposit in the Mpumalanga province provides Kumba with an immediate growth opportunity. The Moranbah South hard coking coal resource in the Bowen Basin of Queensland, Australia, also forms part of Kumba's coal portfolio.

TABLE I – OPERATIONS

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Base metals	Rosh Pinah	0,51	5,34	2,10	7,95	2% Zn+Pb	4,75		1,56		6,31		9,7% Zn
Iron ore	Sishen	274,46	471,81	940,55	1 686,82	≥60% Fe	207,1	167,8	687,9	557,2	895,1	725,0	64,8% Fe
	Thabazimbi	35,58	26,91	30,57	93,06	≥60% Fe	4,13	3,80	15,40	14,18	19,53	17,98	62,4% Fe
Heavy minerals	Hillendale[h]			77,58	77,58	~1,5% Ilm			64,31		64,31		4,4% Ilm
	Fairbreeze (A+B+C)[h]			184,74	184,74	~1,5% Ilm			158,00		158,00		3,3% Ilm
	Gravelotte (sand)[h]			75,06	75,06	~3,0% Ilm			52,35		52,35		11,0% Ilm
Coal	Grootegeluk	2 512,94	2 076,56	1 555,07	6 144,57	raw coal	66,90	33,07	778,84	409,73	845,74	442,81	
	Leeuwpan		10,89	160,01	170,90	raw coal	47,96	18,38	102,89	49,15	150,85	67,53	
	Tshikondeni		10,10	32,05	42,15	raw coal			9,86	4,81	9,86	4,81	
Industrial minerals	Glen Douglas	25,97	205,46	1,00	232,43	2,5% SiO_2	30,94		1,00		31,94		
	Bridgetown Dolomite			7,04	7,04	2,5% SiO_2			4,23		4,23		

Mineral resources include mineral reserves

Mineral resources and reserves have been compiled according to the SAMREC Code

TABLE II – NEW DEVELOPMENT PROJECTS

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Iron ore	Hope Downs (Hope 1)[a]	26,84	268,10	194,11	489,05	61,8% Fe	177,44	224,23	401,67	61,6% Fe	58% Fe
	Sishen South[a]	74,00	138,80	57,52	270,33	65,1% Fe					
	Zandrivierspoort		447,0		447,0	35,0% Fe					
Heavy minerals	KwaZulu-Natal[b,h]		79,49	4,45	83,94	3,2% Ilm					
	Eastern Cape[c,h]			232,94	232,94	4,5% Ilm					
	Limpopo province (sand)[d,h]	31,30		12,50	43,80	5,9% Ilm					
	Limpopo province (rock)[e,h]	112,30	53,60		165,90	22,4% Ilm					
Coal	Kalbasfontein[f]			15,26	15,26	raw coal					
	Strehla[f]		22,52		22,52	raw coal					
	Moranbah South[g]	123,73	586,46		710,19	raw coal					

Mineral resources are SAMREC Code compliant except for Hope 1, for which resources and reserves are JORC Code compliant

The JORC Code is the Australian equivalent of the South African SAMREC Code

** Project is defined by the undertaking of at least prefeasibility study work*
[a] Joint venture with Hancock Prospecting (Pty) Limited, Australia
[b] Includes Braeburn, Fairbreeze D, Block P and KwaZulu deposits
[c] The Centane deposits
[d] Includes Gravelotte pebble deposit and Letsitele sand deposit
[e] Includes Gravelotte and Letsitele rock deposits
[f] Thermal coal
[g] Queensland, Australia
[h] Held through 60% subsidiary, IHM Heavy Minerals (Pty) Ltd

A GROUP OF SPECIALISTS HAS BEEN RETAINED WITHIN KUMBA, TO ENSURE THAT THE GROUP REMAINS AT THE LEADING-EDGE OF VALUE-ADDING TECHNOLOGIES AND IT DEVELOPMENTS

The corporate services unit provides the Group with essential services including:

○ TECHNOLOGY

The technology function plays the role of shared service provider and intelligent buyer of technology and services.

During the year extensive project and engineering support was provided to the heavy minerals project in KwaZulu-Natal and the upgrading programme at the Sishen iron ore mine.

○ INFORMATION MANAGEMENT

Information technology is outsourced to the AST Group Limited, a listed company on the JSE Securities Exchange SA.

A small group of IT specialists has been retained within Kumba, to ensure that the Group remains at the leading-edge of IT developments and value-adding technology.

Information management is aligned to the specific needs of the Group's new structure. The focus is on cost reduction and the extraction of value from IT investments and in particular the investment in SAP R3, our main business system.

○ CONTINUOUS IMPROVEMENT

The focus of this group is to facilitate knowledge sharing improvement initiatives between the various operational units. It has developed an assessment tool to measure the ongoing level of success achieved by our operations in the continuous improvement programmes. This forms the basis for developing and maintaining improvement methodologies and programmes throughout the Group.

○ MATERIALS MANAGEMENT

The principal focus of materials management remains on leveraging economies of scale and building long-term relationships with suppliers, both large and small. Opportunities to use the Group's requirements for goods and services to promote black economic empowerment and small to medium-size enterprises, particularly at the regional/business unit level, were formalised during the year through the development of a preferential procurement policy.



ALL EMPLOYEES ARE ELIGIBLE TO PARTICIPATE IN PERFORMANCE BASED INCENTIVE SCHEMES



KUMBA HAS CHOSEN TO MAKE CORPORATE GOVERNANCE A DISTINGUISHING FEATURE OF ITS BUSINESS

The establishment of Kumba as a new and independent entity at the start of this financial year provided a unique opportunity to develop and adopt a blueprint to achieve this goal. The solid foundation provided by the structures, principles and practices that governed the company within Iscor Limited, were thoroughly examined in the context of the Code of Corporate Practice and Conduct published in the King Report in 1994, and international best practices. Kumba's corporate governance is currently being reviewed to ensure that our practices and procedures are also fully aligned with the guidelines and recommendations as proposed in the King II Report on Corporate Governance, published in 2002. Initial indications are that only minor changes may be required.

The structures, principles and practices outlined below were presented to the Board in June 2001 and adopted at a subsequent meeting.

STATEMENT OF COMPLIANCE

The Board believes that the corporate governance principles and practices outlined below, have been fully implemented and applied throughout the company during the financial year ending June 30, 2002.

BOARD OF DIRECTORS

Kumba's Board of directors is responsible for determining strategy, leading and controlling the company, and ensuring adherence to the highest standards of corporate governance and internal control.

The Board is currently composed of 16 directors, five of whom serve in an executive capacity. Seven of the 11 non-executive directors are not related to the company, in line with the King II recommendations.

The non-executive directors bring independent experienced judgement and views to bear on issues of strategy, performance and resources. These issues include key appointments and standards of conduct. All directors have free access to the company secretary who is responsible to the Board for ensuring compliance with statutory procedures and regulations. Directors are entitled, at the company's expense, to seek independent professional advice, if required and considered to be in the company's best interest.

The Board meets five time a year, or more frequently if required. Including the inaugural meeting held in June 2001, seven Board meetings were held during the year.

BOARD COMMITTEES

The Board has appointed three standing committees: audit; human resources and remuneration; and the safety, health and environment committee. They are aligned with the Board's responsibilities and accountability and operate in accordance with the terms of reference defined by the Board.

Board and committee membership, and a register of meetings for the year, will be found in the schedule on page 61.

AUDIT COMMITTEE

The audit committee appointed in June 2001 consists of three independent non-executive directors. Chaired by one of the non-executive directors, its primary responsibility is to assist the Board in discharging its duty relating to the Group's:

- Accounting policies;
- Financial reporting practices;
- Internal control, safeguarding of assets; and
- The identification and evaluation of significant risks.

The audit committee met twice during the financial year. Among priorities on the agenda were: consultation with the external auditors; review of corporate accounting



procedures; approval of the Group's interim financial statements; and review of the internal and external audit reports. The committee also approved the annual financial statements and evaluated the Group's business risks after the year-end.

The chief executive, executive directors of finance, operations and corporate services, the manager of the outsourced audit and advisory services and the external auditors attend meetings by invitation. They have unrestricted access to the chairman and members of the audit committee.

The audit committee is satisfied that the external auditors have remained sufficiently independent throughout the year in completion of their duties.

INTERNAL AUDIT

As from 1 July 2001 Kumba has outsourced the internal audit function to Aurco Group (Pty) Limited. The internal auditors play an important role in our corporate governance and work in close co-operation with the external auditors. The function is fully mandated by, and accountable to, the audit committee as an independent appraisal activity for the review of all operations.

The internal audit function measures and evaluates the effectiveness and application of policies, procedures, systems and processes designed and operated to achieve effective internal control; reliable financial records and reports; compliance with applicable legislative and regulatory requirements and the safeguarding of assets.

STATEMENT ON GOING CONCERN

The audit committee, and subsequently the Board, reviewed the Group's financial resources and concluded that they were adequate and appropriate for the preparation of the annual financial statement on a going-concern basis.

HUMAN RESOURCES AND REMUNERATION COMMITTEE

The human resources and remuneration committee consists of three independent non-executive directors and the chief executive. It is chaired by a non-executive director. Three meetings are scheduled annually, with ad hoc meetings convened when required. The executive director, finance and general manager, human resources, attend meetings by invitation.

One of the committee's primary responsibilities is to assist the Board with human resources and remuneration policies, and the appointment and terms and conditions of service of the executive directors and other senior officials. The base salary of the executive directors is subject to annual review and is set with reference to external market data. In reviewing the elements of the package, the committee has taken advice from independent consultants and considered external surveys and packages within comparable companies.

All employees are eligible to participate in an annual bonus and gain share scheme, based on achieving and exceeding performance targets.

SAFETY, HEALTH AND ENVIRONMENT (SHE) COMMITTEE

The SHE committee, chaired by a non-executive director, consists of one other independent non-executive director, the chief executive and the executive director of operations. It is responsible for formulating and recommending to the Board, policies, strategies and programmes on all matters affecting SHE throughout the Group. The general manager SHE and land management attends all meetings by invitation.

In addition, the committee is responsible for ensuring that these policies and programmes are effectively implemented and that the company's performance is regularly measured and evaluated.

KUMBA IS COMMITTED TO THE HIGHEST STANDARDS OF FINANCIAL REPORTING

Members of the executive committee and general managers of the business units, attend the meetings by invitation.

MANAGEMENT COMMITTEES

⊙ EXECUTIVE COMMITTEE

The executive committee, under the chairmanship of the chief executive, comprises all the executive directors. The general managers of human resources and corporate affairs attend by invitation, and the company secretary is in attendance.

The executive committee meets informally on a weekly basis, and formally each month to deal with a wide range of matters, including major operational issues, financial results, proposals for capital expenditure, succession planning and key appointments within the Group. The committee also reviews acquisitions, disposals, business strategies, annual business plans and budgets before submission to the Board.

⊙ INVESTMENT REVIEW COMMITTEE

Appointed by the executive committee and chaired by the executive director of finance, the investment review committee was established at the start of the financial year. Its members include the executive directors of operations, corporate services; business development and strategy; and the general manager, corporate finance. Other personnel are invited to attend the monthly meetings of the committee as required.

The committee's primary responsibility is to ensure that all applications for capital projects satisfy strategic, technical and investment criteria; that the projects concerned enhance the portfolio value of the company; and that the technical and financial risks associated with each new investment proposal have been identified and addressed.

DIRECTORS' REMUNERATION

Details regarding directors' remuneration appear on page 59. Their interests in the management share schemes of the company will be found on pages 60 and 61.

There are no fixed-term contracts between Kumba and any directors. The restraint of trade agreements with the executive directors expired on April 30, 2002 and were not renewed.

INSIDER TRADING

A code of conduct for dealing in company securities has been implemented to prohibit dealings during sensitive periods.

No employee may deal, directly or indirectly, in Kumba shares on the basis of unpublished price-sensitive information regarding the business or affairs of the Group. No director or management official who participates in the Kumba management share scheme may trade in Kumba shares during embargo periods determined by the Board. These include the time between the end of the reporting periods, both interim and annual and the announcement of results for these periods.

RISK MANAGEMENT

The Board's policy on risk management encompasses all significant risks to which the Group is exposed in the course of its business activities and financial management. Risk assessment and reporting criteria are designed to provide the Board with a consistent, Group-wide perspective of the key risks.

Accountability for risk management has been clearly defined and is a key performance area throughout the Group.





The audit committee considers the findings of the internal and external audit reports relating to risk, as well as regular reports that address the areas of general business risks, credit risks, exchange rate exposure, insurable losses, interest rate and liquidity risks. Based on these reports the audit committee provides the Board with the requisite information and the assurances it requires to ensure that the Group's exposure to risk is being effectively managed.

A more detailed report on risk management will be found in the Financial Review section of this report.

FINANCIAL STATEMENTS AND INTERNAL CONTROL

The Board places strong emphasis on achieving the highest levels of financial management, accounting and reporting to stakeholders. Kumba is committed to uncompromising integrity in financial accounting, disclosure practices and compliance. Our accounting policies and practices conform to International Accounting Standards and the annual financial statements are prepared in accordance with the South African Statements of Generally Accepted Accounting Practice.

CODE OF CONDUCT

In terms of the company's commitment to organisational integrity and ethical behaviour, Kumba's Code of Ethics has been comprehensively reviewed. It includes, inter alia, the main principles of Kumba's conditions of employment, disciplinary code, the annual report and statements of company policies, procedures and practices. Relationships and obligations to shareholders, employees, customers and suppliers are given special attention.

A direct "fraud line" to our internal auditors has been established to promote public and employee participation in reporting unethical conduct.

STAKEHOLDER RELATIONS

Kumba subscribes to a policy of open and transparent relationships with its stakeholders worldwide.

The company reports quarterly on its operating and financial performance and meets regularly with institutional investors, investor analysts and the financial media. Co-ordinated through the corporate affairs department, contact is maintained with these groups and other key stakeholders throughout the year.

Through the annual general meeting, the annual report and the interim and quarterly financial results, the company communicates with all its stakeholders and there is an open line to the company secretary and transfer secretaries. Queries may also be directed to the Kumba ShareCare Line toll free on 0800 006 709 or +27 11 775 3430 from outside South Africa.

Kumba encourages open and constructive engagement with the labour unions registered with the company and meets formally and informally with worker representatives at company and operational level to discuss issues of mutual interest.

Within the company a wide range of structures and procedures is in place to encourage and facilitate communications and constructive interaction at all levels throughout the Group.

Kumba maintains a position of impartiality and in principle does not support party political causes. It will, however, contribute to causes that are intended to strengthen democracy. Kumba participates in public debates and policy issues that may affect it in the countries in which it invests and operates.

The company's website – **www.kumbaresources.com** – provides comprehensive topical and regularly updated information about the company and its operations.

HUMAN RESOURCES

Over the past six years, the company has been through a vigorous re-engineering programme and major organisational restructuring. In the process the organisation has been fundamentally transformed as have the people who have driven the change

One of the basic premises acknowledged within Kumba is that the quality of the company's investment in human resources – its people – and the way this is managed will be the determinant of success. Stretching back several decades, this premise has underpinned the company's ability to recruit, train and develop one of the best workforces in the industry.

Over the past six years, the company has been through a vigorous re-engineering programme and major organisational restructuring. In the process the organisation has been fundamentally transformed as have the people who have driven the change.

While strategic and competitive forces have been the principal drivers, there have been equally fundamental changes in the company's operating environment. Challenges over the past few years have demanded and been met with the highest degree of professionalism, leading-edge practices and best available technology in the field of human resource management.

Among these challenges are the growing shortage of skills; increasingly complex legislation and tax regimes; the mobility of people with talent and skills; and the overwhelmingly complex issues associated with HIV/Aids.

EMPLOYMENT EQUITY

The need to accelerate employment equity in South Africa is intensifying as the legacy of legal, social and gender discrimination continues to define the workplace and influence the labour market.

At the end of the current financial year, 65% of Kumba's total workforce was black, coloured or Asian. Concerted efforts are being made both to increase this level, and to introduce more women into the organisation, particularly at managerial levels, through recruitment and training.

TRAINING AND DEVELOPMENT

During the past financial year, the business units and Kumba's corporate office invested a total of R62,6 million in training and development of people. This equates to 6,1% of the total payroll, which has been maintained over the last three years.

More than 65% of the company's employees participated in one or more training programmes during the year. More than 88% of these employees were operators, craft workers and labourers. This programme, aimed at enhancing the skills and expertise of employees throughout the company, represented an investment of R25 million.

PERFORMANCE IMPROVEMENT

Performance improvement is a strategic imperative within Kumba and has been a principal driver of the transformation process. It has its roots in the culture of continuous improvement, and will be rolled out in a more comprehensive programme to be known as "The Kumba Way" in the coming financial year.

EMPLOYEE RELATIONS

Sound and supportive relationships, built on the principles of common interest, have become the hallmark of Kumba's relationships with organised labour and the unions recognised by the company.

Built during the period of re-engineering and restructuring, the solidarity of this relationship has allowed Kumba to proceed to its present structure, manpower levels and productivity, without a single lost-time shift.



This partnership and participative approach was further enhanced during the year at the shop floor level through the introduction of a more decentralised system for dealing with all procedural issues. The outcome has been a noticeable improvement in employee participation in decisions, goal setting and productivity levels.

LEADERSHIP AND MANAGEMENT DEVELOPMENT

One of the most significant achievements of the restructuring and transformation process has been our ability to retain and offer employees with proven leadership and entrepreneurial skills new opportunities and exciting career options arising from the company's dynamic new growth strategy.

Ensuring that these skills are retained and fully utilised is a responsibility of the Board. It exercises this responsibility through the executive committee and the human resources and remuneration committee.

The process is backed up with comprehensive succession planning and strategic leadership interventions. Of the top 220 employees currently in the succession planning process, 15% are immediately, and a further 43% will be ready within the next two years, for promotion to the next hierarchical level. Of these employees 202 are graduates, primarily in the engineering disciplines, and more than 61% of them hold honours or masters degrees.

Another feature of Kumba's programme is the attention it gives to first-line managers and their entry into the pool of people with leadership and executive potential.

INTERNATIONAL HUMAN RESOURCES

Globalisation has led to an increasingly cosmopolitan workforce operating in different countries, each with its own unique economic and social conditions.

Kumba has an international employment conditions and remuneration policy in place, and manages its growing expatriate programme closely to ensure that it is fully aligned with its business goals and repatriation programme.

HIV/Aids

Kumba's position regarding HIV/Aids and the implementation of an antiretroviral programme has been outlined in the Chief Executive's Review.

The "know your status" campaign to be introduced in the coming year, with the full support of the labour unions, will be backed up with intensified prevention, education and wellness programmes.

The "know your status" campaign will also facilitate the updating of the company's actuarial prevalence data and assist with the management of our intervention programmes. HIV/Aids is – and is expected to remain – a human resources and company priority in the coming year and for the foreseeable future.

KUMBA'S GOAL IS TO BE A LEADER IN THE MINING INDUSTRY AND TO ACHIEVE INTERNATIONALLY RECOGNISED RATINGS IN THE FIELDS OF SAFETY AND ENVIRONMENTAL MANAGEMENT

The safety and health of our employees and the responsible management of the natural environment, is a business imperative and an integral part of our commitment to corporate governance and sustainable development.

The ultimate responsibility for conformance and performance rests with the Kumba Board, exercised through the safety, health and environment committee.

SAFETY

Although our average lost day injury frequency rate (number of injuries per million manhours worked) has improved dramatically from 4,48 to 3,05, we are far from satisfied with our performance.

The eight work-related fatalities that occurred this year are deeply regretted and a cause for considerable concern in our company. The accidents were all unrelated incidents, have been thoroughly investigated, and the recommended interventions implemented. Our goal is to create and maintain a totally accident-free working environment.

OCCUPATIONAL HEALTH

In moving towards a position of excellence in occupational health, a number of new initiatives were implemented during the year. Among the more notable achievements was the introduction of a code of practices defining the minimum medical requirements for each job and medical surveillance procedures to ensure that the system is effectively monitored and managed.

ENVIRONMENT

Every mine has a comprehensive environmental management plan including an environmental risk assessment and a contingency plan. Kumba's aim is to obtain ISO 14001 certification for all its major mining operations: during this year the Sishen iron ore mine became a certified ISO 14001 operation; and progress towards certification is well advanced at our other operations.

REHABILITATION

It is company policy that all environmental obligations and liabilities should be fully funded and closure costs provided for over the life span of operations.

Rehabilitation is undertaken on a continuous basis as mining progresses and; contributions are made to a rehabilitation trust fund that will ensure the funding of rehabilitation of the environment when mining ceases. Kumba has achieved some notable successes in this regard:

- At the Glen Douglas dolomite mine, the open-pit has been used to create a deep diving lake with associated recreational activities;

- At the Hlobane colliery, closed in 1998, an extensive scientific process was followed to ensure that the colliery's water management programme would generate suitable benefits for the local community; and

- In a similar situation at the nearby Durnacol colliery, negotiations, studies and investigations are being conducted with the ultimate objective of utilising the mine's properties for community development and other sustainable activities to enrich the region.

LAND MANAGEMENT

Ferroland Grond Trust (Pty) Limited is a wholly-owned subsidiary of Kumba mandated with the task of restoring, maintaining and improving the natural resources of all the company's land assets held as a consequence of its mining operations.

OUR POLICIES AND PRACTICES ARE BASED ON INTERNATIONAL STANDARDS AND COMPLY FULLY WITH THE LAWS AND REGULATIONS THAT GOVERN OUR INDUSTRY



SOCIAL RESPONSIBILITY AND TRANSFORMATION



BLACK ECONOMIC EMPOWERMENT

Kumba recognises black economic empowerment as a prerequisite for the successful transformation and development of the South African economy, and is committed to playing an active role within the mining industry to achieve this goal.

SOCIAL INVESTMENT

Social investment aimed at supporting sustainable human development, particularly within the communities where we operate, is a fundamental part of our business and commitment to good corporate citizenship.

Furthermore, we strive to make this contribution by building enduring partnerships with our host communities and other stakeholders and by aligning our investments and programmes with their needs, the principles of self-sustainability and the creation of lasting value.

Within this context the primary areas of focus are education and training, skills development, job creation, community development, heath and welfare, with particular emphasis on HIV/Aids.

Key among these programmes are:

○ TSHIPI SKILLS TRAINING CENTRE

In partnership with the Department of Labour, the Tshipi Skills Training Centre at the Sishen Mine, is providing training in carpentry, plumbing, bricklaying and welding skills required by the mining industry.

◎ DEBEN HOSTEL

At the request of former President Nelson Mandela, Kumba in partnership with BHP Billiton, built a hostel for schoolchildren from the farming communities in the Northern Cape at a cost of R7 million.

◎ KUMBA BRIDGING SCHOOL

The Kumba Bridging School is currently housing 36 students from rural areas with the intention of helping them improve their results in maths, science, communication and computer literacy. The Bridging School is also used as a pool for our bursary programmes.

◎ TSHONO LEATHER CRAFT AND TANNERY PROJECT

Situated at Debeng in the Kgalagadi Region of the Northern Cape, this project provides employment for 27 women making traditional leather products.

HIV/Aids AWARENESS CAMPAIGN

HIV/Aids education and awareness programmes have been implemented throughout the company and a wide range of programmes and initiatives are progressively being introduced, particularly in the communities where the company operates.

During the year Ticor SA, in association with King Goodwill Zwelithini ka BhekuZulu, launched the Bayede Aids Education Programme combining awareness with promotion of cultural values in the rural areas of KwaZulu-Natal. The programme will involve an investment of R1 million from Ticor SA over the next three years.

SOCIAL REHABILITATION PROGRAMMES

Kumba is working in close co-operation with the communities and local authorities around the Hlobane and Durnacol collieries near Newcastle, which were closed in 1998 and 2000 respectively, to ensure that the facilities left behind are used to the benefit of communities on a sustainable basis.

KUMBA FOUNDATION

Kumba's share of the Iscor Foundation will be transferred to the Kumba Foundation in the process of being registered. The Kumba Foundation will be a major vehicle for the company's social investment initiatives.



WE DO IT TOGETHER



GROUP CASH VALUE ADDED STATEMENT

FOR THE YEAR ENDED 30 JUNE 2002

The value added statement shows the wealth the Group has created through mining, beneficiation, trading and investing operations. The statement below summarises the total cash wealth created and how it was disbursed among the Group's stakeholders, leaving a retained amount which was re-invested in the Group for the replacement of assets and further development of operations.

	Rm	Wealth created %
CASH GENERATED		
Cash derived from sales and services	6 963	
Income from investments and interest received	47	
Paid to suppliers for materials and services	(3 127)	
CASH VALUE ADDED	3 883	100
CASH UTILISED TO:		
Remunerate employees for services	1 238	32
Pay direct taxes to the state	149	4
Provide lenders with a return on borrowings	312	8
CASH DISBURSED AMONG STAKEHOLDERS	1 699	44
CASH RETAINED IN THE GROUP TO MAINTAIN AND DEVELOP OPERATIONS	2 184	56

NOTES TO THE GROUP VALUE ADDED STATEMENT

		Rm
1.	TAXATION CONTRIBUTION	
	Direct taxes (as above)	149
	Value-added taxes levied on purchases of goods and services	530
	Regional service council levies	7
	Rates and taxes paid to local authorities	7
	GROSS CONTRIBUTIONS	693
2.	ADDITIONAL AMOUNTS COLLECTED BY THE GROUP ON BEHALF OF GOVERNMENT	
	Value-added tax and other duties charged on turnover	488
	Employees' tax deducted from remuneration paid	208
		696

SELECTED GROUP FINANCIAL DATA TRANSLATED INTO US DOLLARS

FOR THE YEAR ENDED 30 JUNE 2002

	2002 USD million
INCOME STATEMENT	
REVENUE	704
Operating expenses	(539)
NET OPERATING PROFIT	165
Net financing costs	(24)
Income from equity accounted investments	8
Impairment charges	(10)
Goodwill amortisation	3
PROFIT BEFORE TAXATION	142
Taxation	(46)
PROFIT FROM ORDINARY ACTIVITIES	96
ATTRIBUTABLE EARNINGS PER SHARE (US cents)	33,6
BALANCE SHEET	
ASSETS	
NON-CURRENT ASSETS	
Property, plant and equipment	551
Goodwill	2
Investments in associates and joint ventures	114
Deferred taxation	41
Financial assets	24
CURRENT ASSETS	
Cash and cash equivalents	65
Other	188
TOTAL ASSETS	985
EQUITY AND LIABILITIES	
SHAREHOLDERS' FUNDS	465
MINORITY INTERESTS	47
NON-CURRENT LIABILITIES	
Interest-bearing borrowings	85
Deferred taxation and provisions	171
CURRENT LIABILITIES	
Interest-bearing borrowings	91
Other	126
TOTAL EQUITY AND LIABILITIES	985
Net debt (refer to definitions on page 54)	111
CASH FLOW STATEMENT	
Cash generated by operations	213
Proceeds on disposal of assets	2
Investments	(5)
Capital expenditure	
– Heavy minerals	(62)
– Other	(45)
NET CASH INFLOW	103

The Group statements on this page have been expressed in US dollars for information purposes. The average US dollar/rand for the year (US$1: R10,19) has been used to translate the income and cash flow statements, while the balance sheet has been translated at the closing rate at the last day of the reporting period (US$1: R10,367).

Comparatives are not presented as Kumba was unbundled from Iscor Limited effective 1 July 2001.

DEFINITIONS

ATTRIBUTABLE CASH FLOW PER ORDINARY SHARE
Cash flow from operating activities after adjusting for minority participation therein divided by the weighted average number of ordinary shares in issue during the year.

CASH AND CASH EQUIVALENTS
Comprise cash on hand and current accounts in bank, net of bank overdrafts together with any highly liquid investments readily convertible to known amounts of cash and not subject to significant risk of changes in value.

CURRENT RATIO
Current assets divided by current liabilities.

DIVIDEND COVER
Headline earnings per ordinary share divided by dividends per ordinary share.

DIVIDEND YIELD
Dividends per ordinary share divided by the closing share price on the JSE Securities Exchange SA.

EARNINGS PER ORDINARY SHARE
- **Attributable earnings basis**
  Earnings attributable to ordinary shareholders divided by the weighted average number of ordinary shares in issue during the year.
- **Headline earnings basis**
  Earnings attributable to ordinary shareholders adjusted for profits and losses on items of a capital nature recognising the taxation and minority impacts on these adjustments, divided by the weighted average number of ordinary shares in issue during the year.

FINANCING COST COVER
- Ebit – net operating profit divided by net financing costs
- Ebitda – net operating profit before depreciation and amortisation divided by net financing costs

NET DEBT-TO-EQUITY RATIO
Interest-bearing debt less cash and cash equivalents as percentage of total shareholders' equity.

HEADLINE EARNINGS YIELD
Headline earnings per ordinary share divided by the closing share price on the JSE Securities Exchange SA.

INVESTED CAPITAL
Net equity, interest-bearing debt, non-current provisions and deferred taxation less cash and cash equivalents.

NET ASSETS
Sum of non-current assets and current assets less all interest-free liabilities.

NET ASSET TURN
Revenue divided by closing net assets.

NET EQUITY PER ORDINARY SHARE
Ordinary shareholders' equity divided by the number of ordinary shares in issue at the year-end.

NUMBER OF YEARS TO REPAY INTEREST-BEARING DEBT
Interest-bearing debt divided by cash flow from operating activities before dividends paid.

OPERATING MARGIN
Net operating profit as a percentage of revenue.

OPERATING PROFIT PER EMPLOYEE
Operating profit divided by the average number of employees during the year.

RETURN ON ORDINARY SHAREHOLDERS' EQUITY
- **Attributable earnings**
  Attributable earnings to ordinary shareholders as a percentage of average ordinary shareholders' equity.
- **Headline earnings**
  Headline earnings attributable to ordinary shareholders as a percentage of average ordinary shareholders' equity.

RETURN ON INVESTED CAPITAL
Net operating profit plus income from non-equity accounted investments plus income from investments in associates and incorporated joint ventures as a percentage of the average invested capital.

RETURN ON NET ASSETS
Net operating profit plus income from non-equity accounted investments plus income from investments in associates and incorporated joint ventures as a percentage of the average net assets.

REVENUE PER EMPLOYEE
Revenue divided by the average number of employees during the year.

WEIGHTED AVERAGE NUMBER OF SHARES IN ISSUE
The number of shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period which they have participated in the income of the Group. In the case of shares issued pursuant to a share capitalisation award in lieu of dividends, the participation of such shares is deemed to be from the date of issue.

FINANCIAL INDEX

CONTENTS

ANNEXURES

DIRECTORS' RESPONSIBILITY FOR FINANCIAL REPORTING

TO THE MEMBERS OF KUMBA RESOURCES LIMITED

The directors of the company are responsible for maintaining adequate accounting records, the preparation of the annual financial statements of the company and Group, and to develop and maintain a sound system of internal control to safeguard shareholders' investments and the Group's assets. In presenting the accompanying financial statements, South African Statements of Generally Accepted Accounting Practice and International Accounting Standards have been followed, applicable accounting policies have been used while prudent judgements and estimates have been made.

In order for the directors to discharge their responsibilities, management has developed and continues to maintain a system of internal control aimed at reducing the risk of error or loss in a cost-effective manner. Such systems can provide reasonable but not absolute assurance against material misstatement or loss. The directors, primarily through the audit committee, which consists of non-executive directors, meet periodically with the external and internal auditors, as well as executive management, to evaluate matters concerning accounting policies, internal control, auditing and financial reporting. The Group's internal auditors independently evaluate the internal controls and co-ordinate their audit coverage with the external auditors. The external auditors are responsible for reporting on the financial statements. The external and internal auditors have unrestricted access to all records, property and personnel as well as to the audit committee. The directors are not aware of any material breakdown in the functioning of these controls and systems during the year under review.

The directors are of the opinion, based on the information and explanations given by management and the internal auditors, and on comment by the external auditors on the results of their audit conducted for the purpose of expressing their opinion, that the internal accounting controls are adequate, so that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities.

As the directors have reviewed the Group's financial budgets with their underlying business plans for the period to 30 June 2004, and in the light of the current financial position and existing borrowing facilities, they consider it appropriate that the annual financial statements be prepared on the going-concern basis.

The external auditors have audited the annual financial statements of the company and Group and their unqualified report appears on page 57.

Against this background the directors of the company accept responsibility for the annual financial statements, which were approved by the Board of directors on 21 August 2002 and are signed on its behalf by:

H J Smith	**Dr C J Fauconnier**	**D J van Staden**
Chairman	Chief executive	Director

CERTIFICATE BY COMPANY SECRETARY

In terms of the Companies Act 61 of 1973 of South Africa, as amended I, Marie Viljoen, in my capacity as company secretary, confirm that for the year ended 30 June 2002, the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that all such returns are true, correct and up to date.

M S Viljoen
Company secretary
21 August 2002

REPORT OF THE INDEPENDENT AUDITORS

TO THE MEMBERS OF KUMBA RESOURCES LIMITED

We have audited the annual financial statements and the Group annual financial statements of Kumba Resources Limited set out on pages 58 to 102 for the year ended 30 June 2002. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

- Examining on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- Assessing the accounting principles used and significant estimates made by management; and
- Evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and of the Group at 30 June 2002 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and International Accounting Standards, and in the manner required by the Companies Act 61 of 1973 of South Africa, as amended.

KPMG Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors
Johannesburg
21 August 2002

REPORT OF THE DIRECTORS

The directors have pleasure in presenting the annual financial statements for Kumba Resources Limited ("Kumba") and the Group for the year ended 30 June 2002.

NATURE OF BUSINESS

Kumba, incorporated in South Africa, is a mining group of companies focusing on extracting and processing a range of minerals and metals including iron ore, coal, heavy minerals, base metals and selected industrial minerals.

REGISTRATION DETAILS

Kumba is a listed company on the JSE Securities Exchange SA. The company registration number is 2000/011076/06. The registered office is Roger Dyason Road, Pretoria West, 0002.

ACTIVITIES AND FINANCIAL RESULTS

Detailed reports on the activities and performance of the Group and the various divisions of the Group are contained in the reports on pages 18 to 32.

PROPERTY, PLANT AND EQUIPMENT

Capital expenditure for the year amounted to R1 085 million.

SHAREHOLDERS' RESOLUTIONS

At the first annual general meeting of shareholders, held on 19 October 2001, the following resolutions were passed:

- Placing of unissued shares under the control of the directors;
- Granting of authority to directors to issue the unissued shares for cash;
- Adoption of Kumba Management Share Trust Deed;
- Approval of the Kumba Management Option Scheme; and
- Granting of general authority to the company and its subsidiaries from time to time, being authorised thereto by their respective articles, to acquire in terms of Section 85 and 89 of the Companies Act and the listing requirements of the JSE Securities Exchange SA, shares issued by the company.

No other special or ordinary shareholders' resolutions of material interest or of substantive nature have been passed by the company or its subsidiaries.

SHARE CAPITAL

The total number of shares in issue increased during the year to 296 962 801.

The increase can be summarised as follows:

	Date of issue	Number of shares	Price per share
At incorporation	7 Jun 2000	100	0,01
Unbundling	26 Nov 2001	272 821 616	0,01
Industrial Development Corporation of South Africa Limited issue	2 Dec 2001	10 000 000	25,00
Tiso Consortium issue[1]	15 Jan 2002	14 141 085	27,75
		296 962 801	

[1] *Issued for cash.*

SHAREHOLDERS

An analysis of shareholders and shareholdings appears on page 103 of the annual report.

UNBUNDLING

Kumba was unbundled from Iscor Limited ("Iscor") effective 1 July 2001.

In terms of the unbundling:

- Iscor sold its iron ore business and assets at book value to Sishen Iron Ore Company (Pty) Limited (a wholly-owned subsidiary of Kumba), save for the ownership of 6,25 Mtpa of iron ore produced by Sishen mine, for a purchase consideration of R2 541 million to be discharged by the assumption by Kumba of R2 541 million of Iscor's current debt; and
- Iscor sold its remaining mining companies and related assets to Kumba at their book value (other than Rocsi Holdings (BVI) which was sold at net asset value) in return for the issue of 272 821 616 Kumba shares and the crediting of a loan account of R250 million in the name of Iscor.

For more detail, refer to the pre-listing statement dated 29 October 2001.

DIVIDEND

Dividend number 1 of 85 cents per share has been declared in South African currency in respect of the year ended 30 June 2002. The dividend will be paid on Monday September 30, 2002, to shareholders recorded in the books of the company at the close of business on September 27, 2002. To comply with the requirements of STRATE the last day to trade cum dividend is Thursday September 19, 2002. The shares will commence trading ex dividend on Friday September 20, 2002, and the record date is Friday September 27, 2002.

No shares may be dematerialised or re-materialised between Friday September 20, 2002, and Friday September 27, 2002, both days inclusive.

INVESTMENTS AND SUBSIDIARIES

The financial information in respect of investments and interests in subsidiaries of the company is disclosed in Annexures 2 and 3 to the annual financial statements.

DIRECTORATE AND SHAREHOLDINGS

The names of the directors in office at the date of this report are set out on pages 113 to 115.

At the first annual general meeting of shareholders held on 19 October 2001, Messrs T L de Beer, C T Fenton, J J Geldenhuys, G S Gouws, A J Morgan, S A Nkosi, H J Smith, Dr D Konar and Mrs M L D Marole retired in terms of the Articles of the company and were re-elected as directors for further terms of office.

During the current financial year, the following retirements and appointments took place:

Mr C T Fenton	Retired	28 February 2002
Mr F Titi	Appointed	1 March 2002
Mr C L M Savage	Appointed	1 June 2002

At the forthcoming annual general meeting, Messrs T L de Beer, J J Geldenhuys, S A Nkosi, C L M Savage, F Titi and Dr D Konar will retire by rotation and, being eligible, will offer themselves for re-election.

INDEPENDENT AUDITORS

The auditors of the company, KPMG Inc., will continue in office in accordance with Section 270(2) of the Companies Act, 1973, of South Africa.

This report on remuneration and related matters covers issues which are the concern of the Board as a whole in addition to those which were dealt with by the remuneration committee.

REMUNERATION POLICY

The human resources and remuneration committee have a clearly defined mandate from the Board aimed at:

- ensuring that the company's chairman, directors and senior executives are fairly rewarded for their individual contributions to the company's overall performance; and
- ensuring that the company's remuneration strategies and packages, including the remuneration schemes, are related to performance, are suitably competitive and give due regard to the interests of the shareholders and the financial and commercial health of the company.

DIRECTORS' SERVICE CONTRACTS

All executive directors' normal contracts are subject to one calendar month's notice. Non-executive directors are not bound by service contracts.

The restraint of trade contracts, as per the pre-listing document dated October 29, 2001, lapsed on April 30, 2002 and were not renewed.

SUMMARY OF REMUNERATION

	Basic salary	Fees for services	Performance bonus[1]	Gain share incentive[1]	Benefits and allowances[2]	Pension fund contributions	Medical fund contributions	Gains on share schemes[3]	Other	Total
Executive directors										
Dr C J Fauconnier	1 542 955		174 700	592 891	554 289		8 760	6 705 967	651	9 580 213
M J Kilbride	942 207		113 354	384 697	418 589	109 928	8 760	1 166 279	651	3 144 464
C F Meintjes	901 162		101 416	344 182	316 318	98 238	8 760	1 921 031	651	3 691 757
D J van Staden	907 061		103 629	351 692	336 987	102 504	8 760	1 407 523	651	3 218 807
R G Wadley	916 963		106 898	362 787	366 329	106 355		765 027	651	2 625 010
										22 260 251
Non-executive directors										
H J Smith (Chairman)		90 000								90 000
T L de Beer		152 750								152 750
C T Fenton		65 250								65 250
J J Geldenhuys		152 750								152 750
G S Gouws		57 901								57 901
Dr D Konar		123 500								123 500
M L D Marole		94 250								94 250
A J Morgan		94 250								94 250
S A Nkosi		60 000								60 000
Prof N S Segal		92 000								92 000
F Titi		20 000								20 000
C M L Savage		5 000								5 000
										1 007 651

1 *The performance and gain share incentive schemes were approved by the Board. These incentives apply to all employees throughout the Group*
2 *Includes travel and entertainment allowances.*
3 *As set out on pages 60 and 61.*

Pensions paid or receivable by executive directors are paid or received under contributory pension schemes.

DIRECTORS' INTEREST IN KUMBA SHARES

	Beneficial		Non-beneficial	
	Direct	Indirect	Direct	Indirect
Executive directors				
Dr C J Fauconnier	15 000			
M J Kilbride	28 990			
C F Meintjes				
D J van Staden	18 623			
R G Wadley	47 870			
Non-executive directors				
H J Smith (Chairman)				
T L de Beer				
C T Fenton				
J J Geldenhuys				
G S Gouws				
Dr D Konar				
M L D Marole				
A J Morgan				
S A Nkosi				
Prof N S Segal				
F Titi		843 799		

There has been no change to the interest of directors in share capital since the year-end.

DIRECTORS' SHARE OPTIONS AND RESTRICTED SHARE AWARDS

The following options and rights in shares in the Company were outstanding in favour of directors of the company under the company's share option schemes at 30 June 2002:

MANAGEMENT OPTION SCHEME

Name	Options held at year-end	Exercise price R	Exercisable period	Proceeds if exercisable at 30 June 2002 R	Pre-tax gain if exercisable at 30 June 2002 R	Options exercised during the year	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised
Executive directors										
Dr C J Fauconnier	307 520	28,05	2008/12/03	14 514 944	5 889 008					
M J Kilbride	59 720	18,74	2010/07/25	2 818 784	1 699 631					
	216 160	28,05	2008/12/03	10 202 752	4 139 464					
Total	**275 880**			**13 021 536**	**5 839 095**					
C F Meintjes	25 610	18,50	2009/01/04	1 208 792	735 007					
	41 470	18,74	2010/07/25	1 957 384	1 180 236					
	193 760	28,05	2008/12/03	9 145 472	3 710 504					
Total	**260 840**			**12 311 648**	**5 625 747**					
D J van Staden	46 340	18,74	2010/07/25	2 187 248	1 318 836					
	201 920	28,05	2008/12/03	9 530 624	3 866 768					
Total	**248 260**			**11 717 872**	**5 185 604**					
R G Wadley	209 280	28,05	2008/12/03	9 878 016	4 007 712					

MANAGEMENT SHARE SCHEME – KUMBA SHARES

Name	Options held at year-end	Exercise price R	Exercisable period	Proceeds if exercisable at 30 June 2002 R	Pre-tax gain if exercisable at 30 June 2002 R	Options exercised during the year	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised
Executive directors										
Dr C J Fauconnier	65 620	11,75	2007/11/04	3 097 264	2 326 229	93 740	10,00	29,00	1 781 060	2001/12/05
	120 000	10,00	2007/03/23	5 664 000	4 464 000	26 260	10,00	28,97	498 152	2001/12/05
						43 740	11,75	28,97	753 203	2001/12/05
						4 300	10,00	48,50	208 550	2002/05/24
						15 000	10,00	48,60	729 000	2002/05/24
						5 700	10,00	48,70	277 590	2002/05/24
						10 000	10,00	50,75	507 500	2002/05/28
						10 000	10,00	51,00	510 000	2002/05/28
Total	**185 620**			**8 761 264**	**6 790 229**				**5 265 055**	
M J Kilbride	16 780	11,75	2007/11/04	792 016	594 851					
C F Meintjes	15 360	18,50	2009/01/04	724 992	440 832	10 240	18,50	51,00	332 800	2002/06/05
D J van Staden	51 510	10,00	2007/03/23	2 431 272	1 916 172					
	37 030	11,75	2007/11/04	1 747 816	1 312 714					
Total	**88 540**			**4 179 088**	**3 228 886**					
R G Wadley	61 890	8,42	2008/03/01	2 921 208	2 400 094					

MANAGEMENT SHARE SCHEME – ISCOR SHARES

As a result of the unbundling the executive directors appointed by Kumba still held Iscor shares in terms of the Management Share Scheme during the year. Dealings in Iscor shares with a final exercise date of May 26, 2003, are disclosed below:

Name	Options held at year-end	Exercise price R	Exercisable period	Options exercised during the year R	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised
Executive directors								
				120 000	2,60	8,80	1 056 000	2001/12/15
Dr C J Fauconnier				43 740	3,05	8,80	384 912	2001/12/15
Total				**163 740**			**1 440 912**	
M J Kilbride				70 090	3,05	9,00	630 810	2001/12/10
				3 300	3,05	9,05	29 865	2001/12/10
				600	3,05	9,20	5 520	2001/12/11
				16 770	3,05	11,00	133 322	2002/01/11
				10	3,05	11,10	81	2002/01/11
				59 720	4,86	11,00	366 681	2002/01/11
Total				**150 490**			**1 166 279**	
C F Meintjes				10 000	4,80	9,00	90 000	2001/12/07
				10 000	4,80	14,00	92 000	2002/02/08
				10 000	4,80	15,00	102 000	2002/02/13
				19 360	10,92	18,50	146 749	2002/06/05
				37 080	4,86	19,20	531 727	2002/05/07
				9 560	3,05	11,50	80 782	2002/01/14
				32 280	2,27	11,35	366 378	2001/12/21
				5 450	3,91	11,35	61 858	2001/12/21
				5 610	4,80	16,50	65 637	2002/02/14
				4 390	4,86	16,50	51 100	2002/02/14
Total				**143 730**			**1 588 231**	
D J van Staden				10 000	2,60	9,35	67 500	2001/12/06
				30 000	2,60	9,40	204 000	2001/12/06
				37 030	3,05	12,00	331 419	2002/01/08
				300	4,86	18,00	3 942	2002/04/29
				24 700	4,86	18,00	324 558	2002/04/29
				21 340	4,86	19,10	303 882	2002/05/14
				4 200	10,92	18,20	30 576	2002/05/31
				15 289	10,92	18,00	108 246	2002/05/27
				4 711	10,92	18,01	33 401	2002/05/27
Total				**147 570**			**1 407 524**	
R G Wadley				109 760	2,18	9,15	765 027	2001/12/20

Mr H J Smith retired from Iscor Limited on 30 June 2001

His dealings in the Iscor and Kumba shares under the rules of the Iscor Management Share Scheme and the Iscor Management Share Trust Deed are disclosed below:

	R
Sold 1 024 957 Kumba shares @ R27,60 per share	28 288 813
Sold 1 024 957 Iscor shares @ R5,84 per share	5 985 749
	34 274 562
Less: Original offer price – 665 000 shares @ R12,60	8 379 000
Original offer price – 324 630 shares @ R14,80	4 804 524
Total	21 091 038

BOARD AND BOARD COMMITTEE MEETING ATTENDANCE REGISTER

Board of directors	Board meetings (7#) Attendance	Audit committee (2#) Composition	Audit committee (2#) Attendance	Safety, health and environment committee (1#) Composition	Safety, health and environment committee (1#) Attendance	Human resources and remuneration committee (3#) Composition	Human resources and remuneration committee (3#) Attendance
H J Smith	7	–	–	–	–	Member	3
Dr C J Fauconnier*	7	By invitation	2	Member	1	Member	3
T L de Beer †	6	Member	2	–	–	Chairman	3
J J Geldenhuys †	6	–	–	Chairman	1	Member	3
G S Gouws	3	–	–	–	–	–	–
M J Kilbride*	6	By invitation	2	Member	1	–	–
Dr D Konar †	5	Chairman	2	–	–	–	–
L D M Marole	5	–	–	–	–	Member	2
C F Meintjes*	7	By invitation	2	–	–	–	–
A J Morgan †	7	–	–	Member	1	–	–
S A Nkosi †	6	–	–	–	–	–	–
C M L Savage	–	–	–	–	–	–	–
Prof N S Segal †	5	Member	1	–	–	–	–
F Titi	2	–	–	–	–	–	–
D J van Staden*	7	By invitation	2	–	–	By invitation	–
R G Wadley*	7	–	–	–	–	–	–

Messrs Gouws, Titi and Savage were appointed on October, 18, 2001, March, 1, 2002 and June, 1, 2002 respectively.

 # Number of meetings per annum.
† Independent non-executive director.
** Executive director.*

INCOME STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

		2002 Rm		2002 Rm
REVENUE		**7 182**	5 404	
Operating expenses	2	**(5 499)**	(4 820)	**(18)**
NET OPERATING PROFIT		**1 683**	584	**(18)**
Net financing costs	3	**(242)**	(271)	**(213)**
Income from investments in subsidiaries	4			**196**
Income from equity accounted investments	10	**83**	137	
Exceptional items			72	
Impairment charges	5	**(101)**		
Goodwill amortisation	9	**26**	(27)	
PROFIT/(LOSS) BEFORE TAXATION		**1 449**	495	**(35)**
Taxation	6	**(465)**	(107)	**8**
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES		**984**	388	**(27)**
Minority interest		**(8)**		
NET PROFIT/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		**976**	388	**(27)**
RECONCILIATION OF HEADLINE EARNINGS				
Net profit attributable to ordinary shareholders		**976**	388	
Adjusted for:				
– Exceptional items			(72)	
– Impairment charges	5	**101**		
– Goodwill amortisation	9	**(26)**	27	
– Share of associates goodwill amortisation	10	**40**	40	
– Share of associates exceptional items	10	**12**	(14)	
– Net deficit on disposal or scrapping of property, plant and equipment		**4**	203	
Taxation effect of adjustments		**(9)**	(61)	
HEADLINE EARNINGS		**1 098**	511	
HEADLINE EARNINGS PER SHARE (CENTS)	7			
– basic		**385,3**	195,04	
– diluted		**376,0**	195,04	
ATTRIBUTABLE EARNINGS PER SHARE (CENTS)	7			
– basic		**342,5**	148,09	
– diluted		**334,2**	148,09	

BALANCE SHEETS
AT 30 JUNE 2002

		2002 Rm		2002 Rm
ASSETS				
NON-CURRENT ASSETS				
Property, plant and equipment	8	**5 710**	4 987	**39**
Goodwill	9	**23**	47	
Investments in associates and joint ventures	10	**1 184**	810	**59**
Investments in subsidiaries	11			**3 732**
Deferred taxation	19	**423**		**12**
Financial assets	12	**238**	294	**55**
Total non-current assets		**7 578**	6 138	**3 897**
CURRENT ASSETS				
Inventories	13	**955**	800	
Trade and other receivables	14	**996**	777	**137**
Cash and cash equivalents		**679**		**341**
Total current assets		**2 630**	1 577	**478**
TOTAL ASSETS		**10 208**	7 715	**4 375**
EQUITY AND LIABILITIES				
CAPITAL AND RESERVES				
Share capital	15	**2 680**	2 298	**2 680**
Non-distributable reserves		**703**	470	**131**
Retained income/(loss)		**1 433**	502	**(21)**
Ordinary shareholders' equity		**4 816**	3 270	**2 790**
MINORITY INTEREST		**487**	349	
NON-CURRENT LIABILITIES				
Interest-bearing borrowings	16	**882**	1 242	**474**
Other long-term payables	17	**178**		
Non-current provisions	18	**389**	398	**25**
Deferred taxation	19	**1 204**	727	**1**
Total non-current liabilities		**2 653**	2 367	**500**
CURRENT LIABILITIES				
Trade and other payables	20	**1 050**	397	**235**
Interest-bearing borrowings	16	**940**	1 299	**853**
Taxation		**223**	12	**(3)**
Current provisions	18	**39**	21	
Total current liabilities		**2 252**	1 729	**1 085**
TOTAL EQUITY AND LIABILITIES		**10 208**	7 715	**4 375**
NET DEBT		**1 143**	2 541	**986**

CASH FLOW STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

		2002 Rm	2002 Rm
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash retained from operations	21.1	2 522	67
Income from equity accounted investments	21.2	47	
Income from investments			196
Net financing costs	21.3	(236)	(212)
Normal taxation paid	21.4	(149)	
		2 184	51
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment to maintain operations	21.5	(303)	(6)
Investment to expand operations	21.6	(782)	
Proceeds from disposal of property, plant and equipment		25	
Investment in other non-current assets	21.7	(50)	409
Foreign currency translations	21.8	(9)	98
		(1 119)	501
NET CASH INFLOW		1 065	552
CASH FLOWS FROM FINANCING ACTIVITIES			
Non-current interest-bearing borrowings raised/(repaid)		406	(99)
Non-current interest-bearing borrowings repaid		(359)	
Current interest-bearing borrowings repaid		(706)	(278)
Proceeds from issuance of share capital		349	349
		(310)	(28)
NET INCREASE IN CASH AND CASH EQUIVALENTS		755	524
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		(76)	(183)
CASH AND CASH EQUIVALENTS AT END OF YEAR		679	341
CALCULATION OF MOVEMENT IN NET DEBT			
Net cash inflow as above		1 065	
Add:			
– Shares issued		393	
– Unbundling costs		(44)	
– Currency translation differences on net debt	21.8	(16)	
DECREASE IN NET DEBT		1 398	

FOR THE YEAR ENDED 30 JUNE 2002

OPENING BALANCE AS AT 1 JULY 2001								
UNBUNDLING			271	363	15		751	1 400
Currency translation differences			(115)	204			(276)	(187)
Financial instruments fair value movements recognised in equity[1]			(105)		52			(53)
Net (losses)/gains not recognised in income statement[2]			(220)	204	52		(276)	(240)
Net profit[2]							976	976
Issue of share capital	3	2 721						2 724
Unbundling costs		(44)						(44)
Transfer of equity accounted earnings			16				(16)	
Transfer to insurance reserve						2	(2)	
BALANCE AT 30 JUNE 2002	**3**	**2 677**	**67**	**567**	**67**	**2**	**1 433**	**4 816**
Effect of dividends declared after balance sheet date (including STC)[3]							**(284)**	**(284)**
Adjusted balance	**3**	**2 677**	**67**	**567**	**67**	**2**	**1 149**	**4 532**

1 Includes share of associates debit hedging reserve R105 million.

2 Total recognised gains and losses R736 million.

3 Dividend per share amounts to 85 cents. STC at 12,5% is payable on all distributions to shareholders. The amount of STC applicable to the dividend is R32 million.

COMPANY STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2002

OPENING BALANCE AS AT 1 JULY 2001					
UNBUNDLING			9	6	15
Currency translation differences			122		122
Net gains not recognised in income statement[1]			122		122
Net loss[1]				(27)	(27)
Issue of share capital	3	2 721			2 724
Unbundling costs		(44)			(44)
BALANCE AT 30 JUNE 2002	**3**	**2 677**	**131**	**(21)**	**2 790**
Effect of dividends declared after balance sheet date (including STC)[2]				**(284)**	**(284)**
Adjusted balance	**3**	**2 677**	**131**	**(305)**	**2 506**

1 Total recognised gains and losses R95 million.

2 Dividend per share amounts to 85 cents. STC at 12,5% is payable on all distributions to shareholders. The amount of STC applicable to the dividend is R32 million.

1. ACCOUNTING POLICIES

PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies of the Group and the disclosures made in the annual financial statements conform with South African Statements of Generally Accepted Accounting Practice and comply with International Accounting Standards effective for the Group's financial year.

The financial statements are prepared on the historical cost basis modified by the restatement of financial instruments to fair value.

Where comparative financial information is reported, the accounting policies have been applied consistently for all periods.

BASIS OF CONSOLIDATION

The Group annual financial statements present the consolidated financial position and changes therein, operating results and cash flow information of the company and its subsidiaries. Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or the power to exercise control so as to obtain benefits from their activities.

The results of subsidiaries are included for the duration in which the Group exercises control over the subsidiary. All intercompany transactions and resulting profits and losses between the Group companies are eliminated on consolidation. Where necessary, accounting policies for subsidiaries are changed to ensure consistency with the policies adopted by the Group.

The company carries its investments in subsidiaries at cost less accumulated impairment losses.

The results of special purpose entities that in substance are controlled by the Group, are consolidated.

GOODWILL

Goodwill is reflected at cost less accumulated amortisation and accumulated impairment losses, if any. It represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of that entity at the date of acquisition.

Goodwill is amortised using the straight-line method over its estimated useful life, which is assessed on an annual basis, not exceeding a period of 20 years.

Negative goodwill

Negative goodwill arising on an acquisition represents the excess of the fair value of the net identifiable assets acquired over the cost of acquisition.

To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the weighted average useful life of those assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the income statement.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

An associate is an entity over which the Group has the ability to exercise significant influence, but which it does not control.

A joint venture is an entity jointly controlled by the Group and one or more other venturers in terms of a contractual arrangement. It may involve a corporation, partnership or other entity in which the Group has an interest.

Investments in associates and joint ventures are accounted for in the Group financial statements using the equity method for the duration in which the Group has the ability to exercise significant influence or joint control. Equity accounted income represents the Group's proportionate share of profits of these entities and the share of taxation thereon. The retained earnings net of any dividends are transferred to a non-distributable reserve. All unrealised profits and losses are eliminated.

Where necessary, the results of associates and joint ventures are restated to ensure consistency with Group policies.

The Group's interest in associates and joint ventures is carried in the balance sheet at an amount that reflects its share of the net assets and the unamortised portion of goodwill on acquisition. Goodwill on the acquisition of associates and joint ventures is treated in accordance with the Group's accounting policy for goodwill. Carrying amounts of investments in associates and joint ventures are reduced to their recoverable amount where this is lower than their carrying amount.

Where the Group's share of losses of an associate or joint venture exceeds the carrying amount of the associate or joint venture, the associate or joint venture is carried at nil. Additional losses are only recognised to the extent that the Group has incurred obligations in respect of the associate or joint venture.

PROPERTY, PLANT AND EQUIPMENT

Land and buildings and extensions under construction are stated at cost and are not depreciated. Certain non-mining residential buildings are stated at cost less accumulated depreciation.

All other items of property, plant and equipment are reflected at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is charged on a systematic basis over the estimated useful lives of the assets. Useful life is either the period of time over which the asset is expected to be used or the number of production or similar units expected to be obtained from the asset.

Moulds and refractory furnace relines are depreciated based on the usage thereof.

The estimated maximum useful lives of items of property, plant and equipment are:

Buildings and infrastructure (including residential buildings)	25 years
Fixed plant and equipment	25 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	15 years
Loose tools and computer equipment	5 years
Development costs	5 years
Site preparation, mining development and exploration	20 years

Maintenance and repairs which neither materially add to the value of assets nor appreciably prolong their useful lives are charged against income. Minor items of machinery, plant and equipment are also expensed directly against income.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Directly attributable expenses relating to mining and other major capital projects, site preparations and exploration are capitalised until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent these are recognised as a provision.

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalised at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of Group borrowings was utilised. Capitalisation of borrowing costs ceases when the asset is substantially complete.

Directly attributable costs associated with the acquisition, development and installation of certain software are capitalised.

Such assets are depreciated using the amortisation methods and periods applicable to computer equipment.

Surpluses and deficits on the disposal of property, plant and equipment are taken to income.

LEASED ASSETS

Leases involving plant and equipment whereby the lessor provides finance to the Group with the asset as security and where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease and depreciated over the useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance charge is charged against income over the lease period.

For a sale and leaseback transaction that results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and recognised on a straight-line basis over the period of the lease.

Leases of assets to the Group under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged against income on a straight-line basis over the period of the lease.

RESEARCH, DEVELOPMENT AND EXPLORATION COSTS

Research, development and exploration costs are charged against income until they result in projects that are evaluated as being economically viable, in which event these costs are capitalised and amortised on the straight-line basis over the estimated useful life of the project.

IMPAIRMENT OF ASSETS

The carrying amounts of assets mentioned in the accounting policy notes are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of net selling price and value in use.

In assessing value in use, the expected future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount.

For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years. For goodwill a recognised impairment loss is not reversed, unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and the increase relates clearly to the reversal of the effect of that specific event.

FINANCIAL INSTRUMENTS

Measurement

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

Investments

Marketable securities are carried at market value, which is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date. Other investments are shown at fair value.

Trade and other receivables

Trade and other receivables originated by the Group are stated at cost less provision for doubtful debts.

Cash and cash equivalents

Cash and cash equivalents are measured at fair value.

Financial liabilities

Financial liabilities are recognised at amortised cost, namely original debt less principal payments and amortisations, except for derivatives which are subsequently measured at fair value.

Derivative instruments

Derivative instruments are measured at fair value.

Gains and losses on subsequent measurement

Gains and losses on subsequent measurement are recognised as follows:

- Gains and losses arising from a change in the fair value of financial instruments, that are not part of a hedging relationship are included in net profit or loss for the period in which it arises.
- Gains and losses from measuring fair value hedging instruments, including fair value hedges for foreign currency denominated transactions, are recognised immediately in net profit or loss.
- Gains and losses from remeasuring cash flow hedging instruments, including cash flow hedges for forecasted foreign currency denominated transactions and for interest rate swaps, are initially recognised directly in equity. Should the hedged firm commitment or forecasted transaction result in the recognition of an asset or a liability, then the cumulative amount recognised in equity is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in net profit or loss in the period when the commitment or forecasted transaction affects profit or loss.
- When a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative unrealised gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Offset

Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

INVENTORIES

Inventories are valued at the lower of cost, determined on a moving average basis, or net realisable value.

The cost of finished goods and work-in-progress comprises raw materials, direct labour, other direct costs and fixed production overheads, but excludes interest charges. Fixed production overheads are allocated on the basis of normal capacity.

Writedowns

Writedowns to net realisable value and inventory losses are expensed in the period in which the write-downs or losses occur.

FOREIGN CURRENCIES

Transactions and balances

Transactions denominated in foreign currencies are translated at the rate of exchange ruling at the transaction date.

Monetary items denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Gains or losses arising on translation are credited to or charged against income.

Foreign entities

The financial statements of foreign entities are translated into South African rand as follows:

- Assets and liabilities at rates of exchange ruling at balance sheet date.
- Income, expenditure and cash flow items at weighted average rates.
- Goodwill and fair value adjustments arising on acquisition at rates of exchange ruling at balance sheet date.

All resulting exchange differences are reflected as part of shareholders' equity. On disposal, such translation differences are recognised in the income statement as part of the cumulative gain or loss on disposal.

Foreign currency hedges

Foreign currency hedges are dealt with in the financial instruments accounting policy.

REVENUE RECOGNITION

Revenue, which excludes value added tax and sales between Group companies, represents the gross value of goods invoiced.

Export revenues are recorded at the F.O.B. price of products sold.

Revenue from the sale of goods is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer.

Revenue from the operation of bulk ships is recognised on a proportionate basis where voyages have not terminated at year-end.

INTEREST AND DIVIDEND INCOME

Interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

Dividends are recognised when the right to receive payment is established.

PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting to present value is material, provisions are adjusted to reflect the time value of money, and where appropriate, the risk specific to the liability.

ENVIRONMENT AND REHABILITATION

Provision is made on a progressive basis for environmental rehabilitation costs where either a legal of constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Expenditure on plant and equipment for pollution control is capitalised and depreciated over the useful lives of the assets while the cost of ongoing current programmes to prevent and control pollution and to rehabilitate the environment is charged against income as incurred.

Annual contributions are made to the Group's Environmental Rehabilitation Trust Fund, created in accordance with statutory requirements, to provide for the funding of the estimated cost of pollution control and rehabilitation during, and at the end of, the life of mines.

DEFERRED TAXATION

Deferred taxation is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to goodwill not deductible for taxation purposes and the initial recognition of assets or liabilities which affect neither accounting nor taxable profit or loss.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised.

Deferred taxation is calculated using taxation rates that have been enacted at balance sheet date. The effect on deferred taxation of any changes in taxation rates is charged to the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

EMPLOYEE BENEFITS

Post-employment benefits

Retirement

The Group provides defined benefit and defined contribution funds for the benefit of employees, the assets of which are held in separate funds. These funds are funded by payments from employees and the Group, taking account of the recommendations of independent actuaries. The Group's contribution to the funds is charged to the income statement in the year to which they relate.

The defined benefit funds consist of pensioner members and an insignificant number of employee members and are closed to new entrants. The benefit costs and obligations are assessed using the projected unit credit method. Under this method, the cost of providing benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who perform a statutory valuation of the plans every three years.

Interim valuations are also performed on an annual basis. Valuations are performed on a date which does not coincide with the balance sheet date. Consideration is given to any event that could impact the funds up to balance sheet date. The net surplus or deficit in the benefit obligation is the difference between the present value of the funded obligation and the fair value of plan assets. No actuarial surplus is recognised as the Group's ability to access the future economic benefit is uncertain.

Medical

No contributions are made to the medical aid of retired employees.

Short and long-term benefits

The cost of all short-term employee benefits, such as salaries, bonuses, housing allowances, medical and other contributions, is recognised during the period in which the employee renders the related service.

The vesting portion of long-term benefits is recognised and provided for at balance sheet date, based on current salary rates.

Termination benefits

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits.

The Group recognises termination benefits when it has demonstrated its commitment to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. If the benefits fall due more than 12 months after balance sheet date, they are discounted to present value.

Equity compensation benefits

Senior management, including executive directors, have been granted share options. Grants are based on existing ordinary shares and can be purchased or the purchase can be deferred. The option or purchase price equals market price on the date preceding the date of the grant.

When the options are exercised they can either be:

- purchased and if vesting according to the rules of the scheme, recorded in share capital and share premium at the amount of the option price; or
- payment can be deferred resulting in no increase in share capital or share premium until paid for and vesting according to the rules of the scheme.

EXCEPTIONAL ITEMS

Exceptional items are material items which result from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

DISCONTINUING OPERATIONS

Discontinuing operations are significant, distinguishable components of an enterprise that have been sold, abandoned or are the subject of formal plans for disposal or discontinuance.

The profit or loss on the sale or abandonment of a discontinuing operation is determined from the formalised discontinuance date.

SEGMENT REPORTING

The primary business segments are iron ore, coal, base metals, heavy minerals and industrial minerals.

On a secondary segment basis, significant geographic marketing regions have been identified.

The basis of segment reporting is representative of the internal structure used for management reporting.

CASH AND CASH EQUIVALENTS

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call, and investments in money market instruments, net of bank overdrafts, all of which are available for use by the Group unless otherwise stated.

COMPARATIVES

All comparisons to the results of prior years are made relative to the unaudited pro forma information as contained in our pre-listing statement of October 29, 2001.

	2002 Rm	2002 Rm
2. OPERATING EXPENSES		
COSTS BY TYPE		
– Raw materials and consumables	1 045	38
– Staff costs		
– salaries and wages	1 380	242
– termination benefits	1	1
– pension and medical costs	83	
– General charges	819	199
– Railage and transport	1 247	1
– Repairs and maintenance	703	8
– Energy	174	3
– Depreciation	454	7
– Movement in inventories	(282)	
– Own work capitalised	(110)	
– Cost recoveries		(478)
– Sublease received	(15)	(3)
	5 499	18
COSTS BY FUNCTION		
– Costs of goods sold	4 286	21
– Selling and distribution costs	1 228	
– Sublease rent received	(15)	(3)
	5 499	18
The above costs are stated after including:		
Depreciation		
– Residential buildings	6	
– Buildings and infrastructure	51	1
– Machinery, plant and equipment	296	6
– Site preparation, mining development, exploration and rehabilitation	51	
– Mineral properties	27	
– Leased assets under finance leases	22	
– Rehabilitation	1	
Reconditionable spares usage	8	
Research and development costs	1	
Consultancy fees	64	32
Operating lease rental expenses		
– Property	26	13
– Equipment	47	11
Operating sublease rentals received		
– Property	(14)	
Contingent rentals received	(2)	
Net (deficit)/profit on disposal or scrapping of property, plant and equipment	(4)	7
Auditors' remuneration		
– Audit fees	4	1

	2002 Rm	2002 Rm
2. OPERATING EXPENSES (CONTINUED)		
Net realised gains on currency exchange differences	(127)	(23)
Net unrealised losses on currency exchange differences	16	22
Net realised losses/(gains) on the revaluation of derivative instruments	51	(6)
Net unrealised gains on the revaluation of derivative instruments	(4)	(2)
Directors' remuneration (refer to the Report of the Directors)		
– Executive directors		
– remuneration received as directors of the company	(22)	(22)
– Non-executive directors		
– remuneration received as directors of the company	(1)	(1)

Note:

Share options

Share option gains, if any, are included in the amount of remuneration received as directors of the company (refer Report of the Directors).

Pensions

Pensions paid or receivable by executive directors are paid or received under contributory pension schemes.

Operating lease arrangements – contingent rent received

The basis to determine contingent rent received is 25% of all extraordinary maintenance of the building.

	2002 Rm	2002 Rm
3. NET FINANCING COSTS		
Interest expense and loan costs	309	260
Finance leases	3	
Interest income	(76)	(48)
Net interest expense	236	212
Interest adjustment on non-current provisions	6	1
	242	213

No financing costs have been capitalised during the year.

	2002 Rm	2002 Rm
4. INCOME FROM INVESTMENTS		
SUBSIDIARIES		
Unlisted shares		
– Net interest received		196
		196

	2002 Rm	2002 Rm
5. IMPAIRMENT CHARGES		
Impairment of shipping assets (refer note 8)	(80)	
Impairment of other assets	(1)	
Impairment of investment in associates	(2)	
Impairment of other investments	(18)	
	(101)	
Taxation effect	7	
Net effect on attributable earnings	(94)	

Kumba is the joint owner of two bulk ore carriers that are leased to Safore, a joint venture engaged in shipping operations. The downturn in the shipping industry has impacted on the current value of these assets. The assets have been impaired based on the value in use. The carrying amount of certain investments was greater than the market value thereof. This is *considered to be of a permanent nature and were subsequently impaired.*

	2002 Rm	2002 Rm
6. TAXATION		
CHARGE TO INCOME		
South African normal taxation		
– Current – current year	(359)	3
– Deferred – current year	(84)	5
	(443)	8
Foreign normal taxation		
– Current – current year	1	
– Deferred – current year	16	
	17	
Share of associates' and joint ventures' taxation	(39)	
Total	(465)	8
RECONCILIATION OF TAXATION RATES	%	%
Taxation as a percentage of profit before taxation	32,10	21,70
Taxation effect of		
– Disallowable expenditure	(2,80)	52,00
– Exempt income	4,00	(49,30)
– Share of associates' and joint ventures' taxation	(1,00)	
– Assessed losses utilised	(0,20)	
– Environmental rehabilitation asset	(2,10)	6,50
– Other		(0,90)
STANDARD TAX RATE	30,00	30,00
Effective tax rate excluding (loss)/income from equity accounted investments, impairment charge and share of taxation thereon	29,50	

	2002 Rm	2002 Rm

7. EARNINGS PER SHARE

Basic headline earnings per share is calculated by dividing the headline earnings by the weighted average number of ordinary shares in issue during the year.

	2002 Rm	2002 Rm
Headline earnings (R million)	**1 098**	
Weighted average number of ordinary shares in issue (million)	**285**	
Headline earnings per share (cents)	**385,3**	

For the diluted headline earnings per share the weighted average number of ordinary shares is adjusted to assume conversion of not yet released purchased shares and options under the Management Share Scheme, net of shares held by the Scheme for releasing purposes. Diluted headline earnings per share is calculated by dividing headline earnings by the adjusted weighted average number of shares in issue.

	2002 Rm	2002 Rm
Weighted average number of ordinary shares in issue (million)	**285**	
Adjusted for options and net purchased shares in terms of the Management Share Scheme (million)	**7**	
Weighted average number (million) for diluted headline earnings per share	**292**	
Diluted headline earnings per share (cents)	**376,0**	

Basic attributable earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

	2002 Rm	2002 Rm
Net profit attributable to ordinary shareholders (R million)	**976**	
Weighted average number of ordinary shares in issue (million)	**285**	
Basic earnings per share (cents)	**342,5**	

For the diluted attributable earnings per share the weighted average number of ordinary shares is adjusted as above.

	2002 Rm	2002 Rm
Diluted earnings per share (cents)	**334,2**	

For the current year, shares under option had an effect on the adjusted weighted average number of shares in issue as the average option price attached to the option shares was lower than the average market price.

8. PROPERTY, PLANT AND EQUIPMENT

GROUP

								Total 2002 Rm
Gross carrying amount								
At beginning of year								
Unbundling	168	621	128	578	3 530	583	1 399	**7 007**
Additions	6		1	115	322	29	612	**1 085**
Non-cash flow additions			2	6	36	12	85	**141**
Disposals	(5)		(6)	(2)	(67)			**(80)**
Exchange differences on translation					95			**95**
Other movements	(62)	64	1	332	746	52	(1 121)	**12**
At end of year	107	685	126	1 029	4 662	676	975	**8 260**
Accumulated depreciation								
At beginning of year								
Unbundling			71	246	1 464	236		**2 017**
Depreciation charges		27	6	51	318	52		**454**
Accumulated depreciation on disposals			(4)	(1)	(46)			**(51)**
Exchange differences on translation					35			**35**
Other movements					14			**14**
At end of year		27	73	296	1 785	288		**2 469**
Impairment of assets								
At beginning of year								
Unbundling								
Impairment charges (refer note 5)					80	1		**81**
					80	1		**81**
Net carrying amount at end of year	107	658	53	733	2 797	387	975	**5 710**

					Total 2002 Rm
8. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)					
COMPANY					
Gross carrying amount					
At beginning of year					
Unbundling	8	14	50	3	**75**
Additions			4	2	**6**
Disposals	(2)		(8)		**(10)**
Other movements		(1)			**(1)**
At end of year	6	13	46	5	**70**
Accumulated depreciation					
At beginning of year					
Unbundling		4	23		**27**
Depreciation charges		1	6		**7**
Accumulated depreciation on disposals			(3)		**(3)**
At end of year		5	26		**31**
Net carrying amount at end of year	6	8	20	5	**39**

Included above are fully depreciated assets with an original cost of R32 million which are still in use.

The net carrying amount of machinery, plant and equipment includes:	
Assets held under finance leases (refer note 16)	
– cost	**98**
– accumulated depreciation	**6**
	92

Machinery, plant and equipment with a book value of R943 million has been encumbered as security for a dedicated project finance facility (Annexure 1).

The replacement value of assets for insurance purposes amounts to R8,2 billion.
A register of fixed property is available for inspection at the registered office of the company.

	2002 Rm	2002 Rm
9. GOODWILL		
POSITIVE GOODWILL		
At beginning of year		
Unbundling	46	
Amortisation charge*	(23)	
At end of year	23	
Positive goodwill is currently amortised over five years.		
NEGATIVE GOODWILL		
At beginning of year		
Unbundling	(49)	
Recognised in income*	49	
At end of year		

** Goodwill amortisation as disclosed per the income statement.*

Negative goodwill in excess of the fair value of identifiable non-monetary assets is recognised in income.

	2002 Rm	2002 Rm
10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES		
ASSOCIATE COMPANIES		
– Listed	1 152	51
– Unlisted	3	1
	1 155	52
JOINT VENTURES (UNLISTED)		
– Incorporated	19	
– Unincorporated	10	7
	29	7
Total	1 184	59

Refer to annexure 2 for market and directors' valuations of investments.

	Investments 2002 Rm	Loans 2002 Rm	Total 2002 Rm
10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (CONTINUED)			
ASSOCIATE COMPANIES			
At beginning of year			
Unbundling	857	12	869
Additional interests acquired	94		94
Movement in indebtedness to/from associate companies/repayments		(2)	(2)
Net share of results			
– Share of results before taxation as per income statement*	116		116
– Share of exceptional items*	(12)		(12)
– Share of goodwill*	(40)		(40)
– Share of taxation (refer note 6)	(35)		(35)
Dividends paid	(47)		(47)
Exchange difference adjustments	316	3	319
Share of reserve movements in the year	(105)		(105)
Impairment loss	(2)		(2)
AT END OF YEAR (ANNEXURE 2)	1 142	13	1 155

COMPANY

	Investments 2002 Rm	Loans 2002 Rm	Total 2002 Rm
ASSOCIATE COMPANIES			
At beginning of year			
Unbundling	51		51
Movement in indebtedness to/from associated companies/repayments		1	1
AT END OF YEAR (ANNEXURE 2)	51	1	52

	Investments 2002 Rm	Loans 2002 Rm	Total 2002 Rm
10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (CONTINUED)			
JOINT VENTURES			
At beginning of year			
Unbundling	6		6
Additional interests acquired	7		7
– Share of results before taxation as per income statement*	19		19
– Share of taxation (refer note 6)	(4)		(4)
Exchange difference adjustments	1		1
AT END OF YEAR (ANNEXURE 2)	29		29

COMPANY

	Investments 2002 Rm	Loans 2002 Rm	Total 2002 Rm
JOINT VENTURES			
At beginning of year			
Unbundling			
Additional interests acquired	7		7
AT END OF YEAR (ANNEXURE 2)	7		7

* Income from equity accounted investments as disclosed in the income statement, amounts to R83 million.

Aggregate post-acquisition reserves:			
– Associate companies	24		
– Joint ventures	43		
Total	67		

		2002 Rm	2002 Rm
11.	**INVESTMENTS IN SUBSIDIARIES**		
	Shares at cost less impairment losses		1 185
	Indebtedness		
	– by subsidiaries		2 947
	– to subsidiaries		(400)
	Total (Annexure 3)		2 547
			3 732
	Aggregate attributable after tax profits/(losses) of subsidiaries:		
	– Profits	3 226	
	– Losses	(1 804)	
12.	**FINANCIAL ASSETS**		
	Environmental Rehabilitation Trust Fund	135	7
	Long-term receivables	66	27
	Investments	37	21
		238	55
13.	**INVENTORIES**		
	Finished products	345	
	Work-in-progress	409	
	Raw materials	47	
	Plant spares and stores	128	
	Merchandise	26	
		955	
	Included in the above are inventories carried at net realisable value:		
	Finished products	26	
	Work-in-progress		
	Raw materials		
	Plant spares and stores	14	
	Merchandise	26	
		66	
	No inventories were pledged as security for liabilities.		
14.	**TRADE AND OTHER RECEIVABLES**		
	Trade	722	
	Other	249	137
	Derivative instruments	25	
		996	137

	2002 Rm	2002 Rm
15. SHARE CAPITAL		
SHARE CAPITAL AT PAR VALUE		
Authorised		
500 000 000 ordinary shares of R0,01 each	5	5
Issued		
296 962 801 ordinary shares of R0,01 each	3	3
Share premium	2 677	2 677
Total	**2 680**	**2 680**
Refer to statement of changes in equity (pages 65 to 66) for details of movements.		
RECONCILIATION OF AUTHORISED SHARES		
Number of authorised ordinary shares (million)	500	500
Number of shares issued during the year (million)	297	297
Number of outstanding authorised shares at 30 June 2002	203	203

The unissued ordinary shares are under the control of the directors until the forthcoming annual general meeting subject to the following conditions:

- The authority is valid until the next annual general meeting but shall not extend beyond 15 months;
- A paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5% or more of the number of shares in issue prior to the issue concerned;
- That the issue in aggregate in one financial year shall not exceed 15% of the number of shares of the company's issued ordinary share capital; and
- That, in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average trading price of the ordinary shares on the JSE Securities Exchange SA (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders) over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company.

	2002 Rm	2002 Rm

16. INTEREST-BEARING BORROWINGS

NON-CURRENT BORROWINGS		
Summary of loans by financial year of redemption		
2003	931	844
2004	221	138
2005	124	36
2006	86	
2007 onwards	451	300
Total non-current borrowings (Annexure 1)	1 813	1 318
Current portion included in current liabilities	(931)	(844)
Total	**882**	**474**

Details of interest rates payable on borrowings are shown in Annexure 1.

INTEREST-BEARING BORROWINGS		
Non-current borrowings	882	474
Short-term borrowings	9	9
Current portion of non-current borrowings	931	844
Total short-term borrowings	940	853
Total	**1 822**	**1 327**

Included in the above interest-bearing borrowings are obligations relating to finance leases. Details are		
Minimum lease payments:		
– Less than 1 year	44	
– More than 1 year and less than 5 years	55	
– More than 5 years		
– Total	99	
– *Less:* Future finance charges	16	
Present value of lease liabilities	83	
Representing lease liabilities:		
– Current	40	
– Non-current (more than 1 year and less than 5 years)	43	
– Non-current (more than 5 years)		
Total	**83**	

17. OTHER LONG-TERM PAYABLES

Other long-term payables: interest free	178	

Iscor has funded the capital expenditure at the Thabazimbi and Tshikondeni captive mines in terms of supply agreements. The funds are repayable over the life of the assets as specified in the supply agreements.

18. NON-CURRENT PROVISIONS

				Total 2002 Rm
GROUP				
At beginning of year				
Unbundling	290	106	21	**417**
Additional provisions	5	47	13	**65**
Interest adjustment	6			**6**
Unused amounts reversed		(3)		**(3)**
Charge to income statement	11	44	13	**68**
Utilised during year	(15)	(40)	(2)	**(57)**
At end of year	286	110	32	**428**
Current portion included in current liabilities	(22)		(17)	**(39)**
Total non-current provisions	264	110	15	**389**
COMPANY				
At beginning of year				
Unbundling		25		**25**
Additional provisions		10		**10**
Interest adjustment	1			**1**
Unused amounts reversed		(3)		**(3)**
Charge to income statement	1	7		**8**
Utilised during year		(8)		**(8)**
Total non-current provisions	1	24		**25**

ENVIRONMENTAL REHABILITATION

Provision is made on a progressive basis for environmental rehabilitation costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

The carrying amount of rehabilitation provisions has been discounted @ 11%. Contributions towards the cost of the mine closure are also made to the Kumba Rehabilitation Trust Fund and the balance of the Fund amounted to R135 million at year-end. This amount is included in the financial assets of the Group (refer note 12).
Cash flows will take place when the mines are rehabilitated.

LEAVE PAY BENEFITS

In terms of the Group policy, employees are entitled to accumulate vested leave benefits not taken within a leave cycle. The obligation is reviewed annually.

RESTRUCTURING

The liability includes accruals for plant and facility closures, including the dismantling costs thereof and employee termination costs, in terms of announced restructuring plans for the Durnacol mine.

Provision is made on a piecemeal basis, only for those restructuring obligations supported by a formally approved plan. The time frame for the restructuring is five years.

	2002 Rm	2002 Rm
19. DEFERRED TAXATION		
The movement on the deferred taxation account is as follows:		
At beginning of year		
Unbundling	713	(6)
Income statement charge (note 6)	68	(5)
At end of year	781	(11)
Comprising:		
Deferred taxation liabilities		
– Property, plant and equipment	1 167	(1)
– Inventories	6	
– Environmental rehabilitation asset	31	2
	1 204	1
Deferred taxation assets		
– Provisions	(94)	(12)
– Taxation losses carried forward	(255)	
– Foreign taxation losses carried forward	(74)	
	(423)	(12)
	781	(11)
CALCULATED TAXATION LOSSES		
Available for set-off against future South African taxable income	850	
20. TRADE AND OTHER PAYABLES		
Trade	470	29
Other	627	208
Derivative instruments	(47)	(2)
	1 050	235

	2002 Rm	2002 Rm
21. NOTES TO THE CASH FLOW STATEMENT		
21.1 CASH RETAINED FROM OPERATIONS		
Net operating income/(loss)	1 683	(18)
Adjusted for non-cash movements		
– Depreciation	454	7
– Provisions	62	7
– Foreign exchange revaluations	(44)	(37)
– Reconditionable spares usage	8	
– Net deficit on disposal or scrapping of property, plant and equipment	(4)	7
– Net deficit on disposal or scrapping of investments		39
Working capital movements		
– Increase in inventories	(135)	
– (Increase)/decrease in trade and other receivables	(182)	117
– Decrease/(increase) in non-current financial assets	30	(26)
– Increase/(decrease) in trade and other payables	707	(21)
– Utilisation of provisions (note 18)	(57)	(8)
	2 522	67
21.2 INCOME FROM EQUITY ACCOUNTED INVESTMENTS		
Income from equity accounted investments as per income statement	83	
Dividends received from equity accounted investments	47	
Less: Non-cash flow income from equity accounted investments	(83)	
	47	
21.3 NET FINANCING COSTS		
Net financing costs as per income statement	(242)	(213)
Financing costs not involving cash flow (note 18)	6	1
	(236)	(212)
21.4 NORMAL TAXATION PAID		
Amounts unpaid at beginning of year		
Unbundling	(12)	
Amounts charged to the income statements	(358)	3
Arising on translation of foreign entities	(2)	
Amounts unpaid at end of year	223	(3)
	(149)	
21.5 INVESTMENT TO MAINTAIN OPERATIONS		
Replacement of property, plant and equipment	(275)	(6)
Reconditional spares	(28)	
	(303)	(6)

21. NOTES TO THE CASH FLOW STATEMENT (CONTINUED)

		2002 Rm	2002 Rm
21.6	INVESTMENT TO EXPAND OPERATIONS		
	Property, plant and equipment for expansion and new technology	(782)	
		(782)	
21.7	INVESTMENT IN OTHER NON-CURRENT ASSETS		
	Increase in associates, joint ventures and other investments	(62)	(1)
	Decrease in investments in subsidiaries	12	243
	Proceeds on disposal of investments		167
		(50)	409
21.8	FOREIGN CURRENCY TRANSLATION RESERVE		
	At beginning of year		
	Unbundling	649	9
	Closing balance	701	131
	Movement	52	122
	Transfers to NDR	(168)	
	Unrealised losses	(16)	(23)
	Revaluation of long-term borrowings	398	(1)
	Less Arising on translation of foreign entities:	275	
	– inventories	(17)	
	– accounts receivable	12	
	– financial assets	18	
	– derivatives		
	– accounts payable	111	
	– utilisation of provision		
	– taxation paid	(2)	
	– dividends paid		
	– fixed assets acquired	60	
	– proceeds from investments sold		
	– investments acquired	325	
	– long-term borrowings	(13)	
	– short-term borrowings	(3)	
	– share capital	(216)	
		(9)	98

22. FINANCIAL INSTRUMENTS

The centralised corporate treasury function provides services to all the businesses in the Group, co-ordinates access to domestic and international financial markets, and manages the financial risks relating to the Group's operations.

The Group's objective in using financial instruments is to reduce the uncertainty over future cash flows arising from movements in currency, interest rates and base metal prices. Currency and interest rate exposure is managed within Board-approved policies and guidelines, which restrict the use of derivatives to the hedging of specific underlying currency, interest rate and base metal price exposures. Compliance with Group policies and exposure limits is reviewed by the internal auditors on a continuous basis.

22. FINANCIAL INSTRUMENTS (CONTINUED)

22.1 FOREIGN CURRENCY RISK MANAGEMENT

The Group undertakes transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts (FECs), currency options and currency swap agreements.

The Group maintains a fully covered exchange rate position in respect of foreign currency borrowings and imported capital equipment resulting in these exposures being fully converted to rand. Trade-related import exposures are managed through the use of the natural hedges arising from export revenue as well as FECs. Trade-related export exposures are hedged using FECs and currency options with specific focus on short-term receivables.

Material FECs and currency options, which relate to specific balance sheet items at 30 June 2002, are summarised as follows:

	Foreign amount	Fair value Rm	Contract value Rm	Recognised fair value gains/(losses) Rm
FOREIGN CURRENCY				
Exports				
United States dollar – FECs	21	218	221	3
United States dollar – Put options	12	138	130	(8)
United States dollar – Call options	33	346	350	4
Imports				
United States dollar – FECs	1	10	10	

The Group has entered into certain forward exchange contracts, which relate to specific foreign commitments not yet due and export earnings of which the proceeds are not yet receivable. Details of the contracts at 30 June 2002 are as follows:

	Foreign amount	Fair value Rm	Contract value Rm	Recognised fair value in equity Rm
FOREIGN CURRENCY				
Exports[1]				
United States dollar – FECs	9	91	90	(1)
United States dollar – Put options	3	31	31	
United States dollar – Call options	9	91	94	(3)
Loans[2]				
United States dollar – FECs	6	70	45	25
Imports[2]				
United States dollar – FECs	10	51	48	3
Euro – FECs	22	224	181	42
Swedish krona – FECs	2	2	2	
Danish krone – FECs	7	10	9	1
Great Britain pounds – FECs		1	1	

1 Recognised fair value in equity to be released to income statement within six months.

2 Recognised fair value in equity to be released to income statement within three years.

22. FINANCIAL INSTRUMENTS (CONTINUED)

22.2 PRICE HEDGING

Prices for future purchases and sales of goods and services are generally established on normal commercial terms through agents or direct with suppliers and customers. Price hedging is undertaken on a limited scale for future zinc sales of Rosh Pinah Zinc Corporation (Pty) Limited and Zinc Corporation of South Africa Limited to secure operating margins and reduce cash flow volatility. The forward hedged position at balance sheet date is shown below:

	Tonnes	Fair value Rm	Contract value Rm	Recognised gains Rm
Recognised transactions	1 250	7,5	10	2,5

22.3 INTEREST RATE RISK MANAGEMENT

The Group is exposed to interest rate risk as it borrows and deposits funds at both fixed and floating interest rates. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings taking into account future interest rate expectations.

A portion of term borrowings were entered into at fixed interest rates in anticipation of an increase in the interest rate cycle.

The interest rate repricing profile is summarised below:

	1 – 6 months Rm	7 – 12 months Rm	Beyond 1 year Rm	Total borrowings Rm
At 30 June 2002				
Term borrowings	1 373		440	1 813
Call borrowings	9			9
% of total borrowings	76		24	100

The Group makes use of interest rate derivatives to hedge specific exposures in the interest rate repricing profile of existing borrowings. The value of borrowings hedged by interest rate derivatives, the instruments used and the respective rates applicable to these contracts were as follows:

	Borrowings hedged Rm	Fixed interest payable %	Fixed interest receivable %	Recognised gains Rm
At 30 June 2002				
Interest rate derivatives up to 1 year:				
– Collar structure (cap and floor)	100	9,67	11,5	0,5
– Interest rate flexi-swap	100	3m Jibar – 1,74bp	3m Jibar	0,6

22. FINANCIAL INSTRUMENTS (CONTINUED)

22.4 MATURITY PROFILE OF FINANCIAL INSTRUMENTS

The maturity profile of financial assets and liabilities at 30 June 2002 are summarised as follows:
(The derivative instruments reflect the contract amounts.)

	0 – 12 months Rm	1 – 2 years Rm	3 – 5 years Rm	> 5 years Rm	Total Rm
Assets					
Financial assets		40		198	238
Cash and cash equivalents	679				679
Trade and other receivables	996				996
Liabilities					
Interest-bearing borrowings	940	221	210	451	1 822
Trade and other payables	1 050				1 050
	3 665	261	210	649	4 785
Percentage profile (%)	77	5	4	14	100

	0 – 12 months Rm	1 – 2 years Rm	3 – 5 years Rm	> 5 years Rm	Total Rm
Derivative instruments as at 30 June 2002					
(included in the above)					
Recognised transactions					
– Buy	10				10
– Sell	701				701
Forecasted transactions					
– Buy	251	10	25		286
– Sell	215				215

22.5 FAIR VALUE OF FINANCIAL INSTRUMENTS

At 30 June 2002 the carrying amounts of cash and cash equivalents, trade and other receivables and trade and other payables approximate their fair values due to the short-term maturities of these assets and liabilities.

The net fair value of the Group's financial assets and liabilities are stated below:

	Carrying value 2002 Rm	Fair value 2002 Rm
Assets		
Financial assets	238	238
Cash and cash equivalents	679	679
Trade and other receivables	996	996
Liabilities		
Non-current interest-bearing borrowings	882	876
Current interest-bearing borrowings	940	938
Trade and other payables	1 050	1 050

Liabilities

The fair value of long and medium-term borrowings is calculated using quoted prices, or where such prices are not available, discounted cash flow analysis using the applicable yield curve for the duration of the borrowings.

22. FINANCIAL INSTRUMENTS (CONTINUED)

Derivative instruments

Derivative instruments comprise forward exchange contracts, currency options, interest rate collars and swaps as well as zinc forward contracts. The fair value of derivative instruments, included in hedging assets and liabilities are calculated using quoted prices. Where such prices are not available use is made of discounted cash flow analysis using the applicable yield curve for the duration of the instruments.

At 30 June 2002, the R72 million fair value of instruments is made up of:

	2002 Rm
– Favourable contracts	**83**
– Unfavourable contracts	**11**

When an anticipated future transaction has been hedged and the underlying position has not been recognised in the financial statements, any change in fair value of the hedging instrument is recognised directly in equity.

22.6 CREDIT RISK MANAGEMENT

Credit risk relates to potential exposure on cash and cash equivalents, investments and hedged positions. The Group limits its counterparty exposure arising from money market and derivative instruments by only dealing with well-established financial institutions of high credit standing. The Group exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded are spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the Board annually.

Trade receivables consist of a number of customers, with whom Kumba has long-standing relationships. A high proportion of term supply arrangements exist with such clients resulting in limited credit exposure which exposure, where dictated by customer credit worthiness or country risk assessment, is further mitigated through a combination of confirmed letters of credit and credit risk insurance.

Detail of the credit risk exposure above 5%:	2002 %
By industry	
Manufacturing (including structural metal)	**89**
Public utilities	**8**
Other	**3**
	100
By geographical area	
South Africa	**38**
Asia	**39**
Europe	**21**
Other	**2**
	100

22.7. LIQUIDITY RISK MANAGEMENT

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

	2002 Rm
Borrowing capacity is determined by the directors in terms of the Articles of Association, from time to time:	
Amount approved	**8 428**
Total borrowings	**1 822**
Unutilised borrowing capacity	**6 606**

23. RELATED PARTY TRANSACTIONS

During the year the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions occurred under terms that are no less favourable than those arranged with third parties.

ASSOCIATES AND JOINT VENTURES

Details of investments in associates and joint ventures are disclosed in note 10 and Annexure 2 whilst income is disclosed in note 10.

The Group purchased goods and services to the value of R82 million from, and sold goods to the value of R nil million to associates and joint ventures.

The outstanding balances at year-end are as follows:

- Included in trade and other receivables (note 14) R2 million
- Included in trade and other payables (note 20) R8 million
- Included in cash and cash equivalents R nil million
- Included in the carrying value of associates and joint ventures (note 10) are long-term loans of R13 million
- Included in long-term debtors R nil million

SUBSIDIARIES

Details of income from, and investments in, subsidiaries are disclosed in notes 4 and 11 respectively, and Annexure 3.

DIRECTORS

Details relating to director's emoluments and shareholdings (including options) in the company are disclosed in the Report of the directors.

SENIOR EMPLOYEES

Details relating to option and share transactions are disclosed in note 25.

SHAREHOLDERS

The principal shareholders of the company are detailed in the "Analysis of Shareholders" schedule on page 103 of the annual report.

CONTINGENT LIABILITIES

Details are disclosed in note 26.

24. SEGMENT REPORTING

BUSINESS SEGMENTATION

	2002 Rm		2002 Rm		2002 Rm		2002 Rm		2002 Rm		2002 Rm		2002 Rm	
Segment revenue														
– External	4 334	2 942	1 489	1 241	941	945	227		77	89	114	187	7 182	5 404
– Intergroup	6	2							(20)	(18)	14	16		
Total	4 340	2 944	1 489	1 241	941	945	227		57	71	128	203	7 182	5 404
Segment net operating profit/(loss)	1 221	699	255	100	102	98	54		15	15	36	(328)	1 683	584
Depreciation	215	141	130	112	29	22	47	2	6	6	27	57	454	340
Income/(loss) from equity accounted investments	17						73	118	2		(9)	19	83	137
Exceptional income before taxation												72		72
Impairment charge			1				18				82		101	
Goodwill amortisation					23	23		4			(49)		(26)	27
Cash inflow from operations	1 364		400		234		62		22		440		2 522	
Cash flow from operations – Non-cash flow items	(1)		50		(7)		2				(22)		22	
Capital expenditure														
– Cash Flow	254	376	99	142	90	77	631	656	3	1	8	45	1 085	1 297
– Non Cash Flow	108		33										141	
	362	376	132	142	90	77	631	656	3	1	8	45	1 226	1 297
Segment assets and liabilities														
– Assets per balance sheet	4 160	2 862	1 576	1 286	422	631	1 238	1 117	47	42	1 581	1 777	9 024	7 715
– Investments in associates and joint ventures	19				2		1 004	647	3		156	163	1 184	810
– Liabilities per balance sheet	1 473	1 010	810	675	129	115	796	78	24	23	1 673	2 195	4 905	4 096
Number of employees (number)	4 153		2 927		1 187		340		161		868		9 636	

	Segment revenue 2002 Rm	Carrying amount of segment assets 2002 Rm	Additions to property, plant and equipment (Cash flow) 2002 Rm	Additions to property, plant and equipment (Non-cash flow) 2002 Rm
GEOGRAPHICAL SEGMENTATION				
– South Africa	2 856	7 712	1 050	141
– Africa	92	168	35	
– Europe	1 510	752		
– Asia	2 471	137		
– Australia		1 016		
– Other	253			
Total segment	7 182	9 785	1 085	141

Total segment revenue, which excludes value-added tax and sales between Group companies, represents the gross value of goods invoiced. Export revenues are recorded at the FOB price of products sold. Total segment revenue further includes operating revenues directly and reasonably allocable to the segments. Segment revenue includes sales made between segments. These sales are made on a commercial basis.

Segment net operating profit equals segment revenue less segment expenses. Segment expenses represent direct or reasonably allocable operating expenses on a segment basis. Segment expenses exclude interest, losses on investments and income tax expenses, but include head office expense allocations.

Segment assets and liabilities include directly and reasonably allocable operating assets, investments in associates and joint ventures and liabilities.

25. EMPLOYEE BENEFITS

25.1 RETIREMENT FUNDS

Independent funds provide pension and other benefits for all permanent employees and their dependants. At the end of the financial year the following funds were in existence:

- Iscor Pension Fund, operating as a defined benefit fund. This fund is closed to new entrants.
- Iscor Retirement Fund, operating as a defined benefit fund. This fund is closed to new entrants.
- Iscor Selector Pension Fund and Iscor Selector Provident Fund, both operating as defined contribution funds.
- Iscor Employees' Provident Fund, operating as a defined contribution fund.

Members pay a contribution of 7%, with the employer's contribution of 10% being expensed as incurred.

All funds are governed by the South African Pension Funds Act of 1956.

25.1.1 **Defined contribution funds**

Membership of each fund at 31 December 2001 and employer contributions to each fund for the 2001 calendar year were as follows:

	Working members 2001 Number	Employer contributions 2001 Rm
Iscor Selector Funds	3 262	20
Iscor Employees' Provident Fund	5 637	21
	8 899	**41**

Due to the nature of these funds the accrued liabilities by definition equate to the total assets under control of these funds. Comparative figures are not shown as the comparative period is pre the date of the unbundling from Iscor.

The employer contributions disclosed are for the 6 months' period from 1 July 2001 (the effective date of unbundling) to 31 December 2001.

25.1.2 **Defined Benefit Funds**

Funds are valued actuarially at intervals of not more than three years. At the last statutory valuation of the funds within the Group (Iscor Pension Fund at 31 December 2001 and the Iscor Retirement Fund at 31 December 2000) and again at the interim valuation at 31 December 2001 for the Iscor Retirement Fund, the actuaries were of the opinion that the funds were in a sound financial position.

No material transactions or other material changes in circumstances have occurred since the interim valuation date requiring additional bridging valuations between financial year-ends of the funds and that of the Group.

25. EMPLOYEE BENEFITS (CONTINUED)

The employer contributions disclosed are for the 6 months period from 1 July 2001 (the effective date of unbundling) to 31 December 2001.

25.1.2.1 Funded status

The funded status of the two defined retirement benefit funds (Iscor Pension Fund and Iscor Retirement Fund) at 31 December 2001 was as follows:

	2001 Rm	2000 Rm
Fair value of plan assets	**7 160**	6 330
Present value of funded obligation	**(6 814)**	(6 084)
Present value of unfunded obligation		
Net asset	**346**	246
Surplus not recognised	**(346)**	(246)
Net liability as per balance sheet		

The pension fund assets consist primarily of equity (local and offshore), interest-bearing stock and property.

The actual return on the fund's assets as at 31 December 2001 amounted to R3,2 billion.

	Iscor Pension Fund statutory valuation 2001	Iscor Pension Fund interim valuation 2000	**Iscor Retirement Fund interim valuation 2001**	Iscor Retirement Fund statutory valuation 2000
Principal actuarial assumptions (expressed as weighted averages) at 31 December 2001 were as follows:				
Pre-retirement discount rate	**10,0**	10,0	**10**	10
Post-retirement discount rate	**5,0**	5,0	**4,5**	4,5
Expected real after tax return on fund's assets	**2,5**	2,5	**N/A2**	N/A[2]
Future general and merit salary increases	**7,5[1]**	7,5[1]	**N/A2**	N/A[2]

Future pension increases were allowed to the extent that the investment return exceeds the post-retirement discount rate.

1 Excluding merit increases according to age.

2 Not applicable.

25.2 MEDICAL FUND

The Group and company contribute to defined benefit medical aid schemes for the benefit of permanent employees and their dependants. The contributions charged against income amounted to R40 million. Kumba has no post-retirement medical aid obligation for current or retired employees.

25.3 EQUITY COMPENSATION BENEFITS

Kumba operates the Kumba Management Share Scheme and the Kumba Management Option Scheme for senior employees and executive directors of Kumba.

The Kumba Management Share Scheme consists of a combination of an option scheme, a purchase scheme and a deferred purchase scheme, and governs to maturity the existing share scheme rights and obligations of employees transferred from Iscor to Kumba an unbundling.

25.3 EQUITY COMPENSATION BENEFITS (CONTINUED)

The Kumba Management Option Scheme consists of the granting of options in respect of ordinary Kumba shares, at market value, to eligible participants.

The aggregate number of shares in the issued share capital of Kumba which may at any time be purchased by or allocated and issued to the trustees of both the Kumba Management Share Scheme and the Kumba Management Option Scheme, may not exceed 10% in total of the shares then in issue in the share capital of Kumba.

The maximum number of Kumba shares to which any one eligible participant is entitled in total in respect of both schemes albeit by way of an allotment and issue of Kumba shares and/or the grant of options, shall not exceed 1% of the shares then in issue in the share capital of Kumba.

Shares and/or options held in terms of the Kumba Management Share Scheme are released in five equal tranches commencing on the second anniversary of an offer date and expire on the ninth anniversary of an offer date.

Options granted in terms of the Kumba Management Option Scheme can be exercised over five years commencing on the first anniversary of the offer date, provided that by the seventh anniversary of the offer date all options granted are to be exercised, failing which those not exercised will lapse.

Shares and/or options held by Kumba senior employees and executive directors in Iscor Limited, must be exercised or taken delivery of within 18 months of the listing of Kumba which was on 26 November 2001.

A total of 29,7 million shares of the company, representing 10% of the issued shares, have been approved and allocated by shareholders for purposes of the Schemes. Of the total of 29,7 million shares, 12,7 million shares are available in the share scheme for future offers to participants, while 17 million shares are allocated as options or deferred purchase shares to participants.

Details are as follows:

	Million
Number of shares available for utilisation in terms of the Kumba Management Share Schemes as at 1 July 2001	**23,1**
Add: Net effect of Scheme shares released, forfeitures and adjustments to scheme allocation	**3,6**
Less: Share offers accepted	**(14,0)**
Number of shares available for future utilisation, as at 30 June 2002	**12,7**

At 30 June 2002 the company's loan to the Kumba Management Share Trust amounted to R26 426 303. The loan is interest free and has no fixed repayment terms. This amount is reflected as a non-current asset.

The market value of the shares available for utilisation at the end of the year amounted to R612 059 136.

Details of the option/purchase schemes are:

	Options 2002 Million	**Deferred purchase 2002 Million**
Outstanding at beginning of year	**1,0**	**3,2**
Issued	**14,3**	
Conversion to deferred purchase scheme		
Exercised	**(0,3)**	
Lapsed/cancelled		**(1,2)**
Outstanding at end of year	**15,0**	**2,0**

25.3 EQUITY COMPENSATION BENEFITS (CONTINUED)

Details of issues during the year are as follows:

	Options 2002	Deferred purchase 2002
Expiry date	**2008/2009**	
Exercise price (Share price range) (R)	**28,05 – 46,90**	
Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (Rm)	**395**	
Details of options/deferred purchase shares exercised during the year are as follows:		
Exercise price per share (Share price range) (R)	**27,60 – 55,00**	**28,25 – 59,00**
Total proceeds if shares are issued (Rm)	**4**	**14**

Terms of the options and deferred purchase shares outstanding at year-end are as follows:

	Options		Deferred purchase	
Expiry date	**Exercise price R**	**Outstanding '000**	**Exercise price R**	**Outstanding '000**
2006			19,85 – 19,85	15
2007	10,88 – 13,10	553	8,89 – 13,10	1 286
2008	12,07 – 28,05	13 592	8,42 – 18,90	275
2009	9,17 – 49,10	511	8,06 – 20,80	280
2010	13,66 – 23,26	259	10,00 – 23,26	175
2011				
Total		14 915		2 031

	Options '000	Deferred purchase '000	Total '000
Number of shares vesting at beginning of year	**961**	**3 189**	**4 150**
Net change during year	**14 008**	**(1 184)**	**12 824**
Number of shares vesting at end of year	**14 969**	**2 005**	**16 974**

25.4 DIRECTORS' INTERESTS IN SHARES

For details refer to the Report of the Directors.

	2002 Rm	2002 Rm
26. CONTINGENT LIABILITIES		
Contingent liabilities at balance sheet date, not otherwise provided for in these annual financial statements, arising from:		
– Guarantees in the normal course of business from which it is anticipated that no material liabilities will arise:		
– related parties	2	
– other	54	256
– Other[1]	36	
[1] Includes the Group's share of contingent liabilities of associates and joint ventures amounting to R23 million.		
These contingent liabilities have no tax impact.		
Timing of any possible outflows are uncertain.		
27. COMMITMENTS		
CAPITAL COMMITMENTS		
Capital expenditure contracted for plant and equipment	625	
Capital expenditure authorised for plant and equipment but not contracted for	588	4
The above includes the Group's share of capital commitments of associates and joint ventures.	48	
Capital expenditure will be financed from available cash resources, funds generated from operations and available borrowing capacity.		
OPERATING LEASE COMMITMENTS		
The future minimum lease payments under non-cancellable operating leases are as follows:		
– Less than 1 year	29	28
– More than 1 year and less than 5 years	111	98
– More than 5 years	77	52
Total	217	178
OPERATING SUBLEASE		
Non-cancellable operating lease rentals are receivable as follows:		
– Less than 1 year	4	4
– More than 1 year less than 5 years	23	23
– More than 5 years		
Total	27	27

ANNEXURE 1: NON-CURRENT INTEREST-BEARING BORROWINGS

		Rate of interest per year (payable half-yearly) 2002 %	2002 Rm	2002 Rm
LOCAL				
UNSECURED LOANS				
	2002/03	**12,581**	**140**	**140**
	2002/03	**12,711**	**200**	**200**
	2002/03	**13,963**	**150**	**150**
	2002/03	**13,650**	**150**	**150**
	2003/04	**13,963**	**225**	**225**
	2004/05	**6,040**	**153**	**153**
	2007/08	**11,670**	**300**	**300**
			1 318	**1 318**
SECURED LOAN				
	2003/04	**14,678** [1]	**22**	
	2005/06	**14,939** [2]	**59**	
	2007/08	**13,830** [3]	**360**	
			441	
FOREIGN UNSECURED LOANS (USD)	2005/06	**2,875** [4]	**54**	
TOTAL NON-CURRENT INTEREST-BEARING BORROWINGS (REFER NOTE 16)			**1 813**	**1 318**

1 Capitalised lease agreement secured by machinery, plant and equipment with a book value of R37 million, payable monthly.
2 Capitalised lease agreement secured by machinery, plant and equipment with a book value of R55 million, payable monthly.
3 Dedicated project finance facility secured by notarial bond over property, plant and equipment with a book value of R943 million.
4 Payable semi-annually and varies with LIBOR.

ANNEXURE 2: INVESTMENTS IN ASSOCIATES, JOINT VENTURES AND OTHER INVESTMENTS

			Percentage holding 2002 %	carrying amount 2002 Rm	carrying amount 2002 Rm	
ASSOCIATED COMPANIES						
LISTED						
AST Group Ltd	C	175 500 000	**30,73**	**94**	**51**	
Mincor Resources NL (Australian)	A	57 675 000	**34,11**	**54**		
Ticor Ltd (Australian)	A	107 798 881	**49,15**	**1 004**		31 December
UNLISTED						
Manganore Iron Mining Ltd	A	25 000	**50,00**	**2**		
South Dunes Coal Terminal Co. (Pty) Ltd	A	1 333	**33,00**			
Cross Continental Energy Storage System (Pty) Ltd	E	93	**46,50**	**1**	**1**	
Total associated companies (note 10)				**1 155**	**52**	
JOINT VENTURES						
INCORPORATED						
Unlisted						
Pietersburg Iron Company (Pty) Ltd	A	4 000	**50,00**	**3**		
Safore (Pty) Ltd	B	400	**40,00**			31 December
Sishen Shipping (Pty) Ltd	B	400	**40,00**			31 December
Trans Orient Ore Supplies (Pty) Ltd	D	4 000	**50,00**	**16**		
				19		
UNINCORPORATED						
Bridgetown Dolomite Mine	A		**50,00**	**10**	**7**	
Safore	B		**40,00**			
				10	**7**	
Total joint ventures (note 10)				**29**	**7**	
INVESTMENT COMPANIES						
Mineral Deposits Ltd	A		**15,37**	**9**		
Other				**28**	**21**	
Total other investments (note 12)				**37**	**21**	
TOTAL INVESTMENT				**1 221**	**80**	
Market value of listed shares as at 30 June				**1 340**	**149**	
Directors' valuation of unlisted shares and joint ventures				**60**	**31**	

Where the above entities' financial year-ends are not coterminous with that of the company, financial information has been obtained from published information or management accounts as appropriate.

1 A – mining, B – shipping charter, C – service, D – iron ore merchant, E – manufacturing

ANNEXURE 2: INVESTMENTS IN ASSOCIATES, JOINT VENTURES AND OTHER INVESTMENTS

	Associate companies 2002 Rm	Joint ventures 2002 Rm	Ticor Limited (included in associate companies) 2002 Rm

The Group's effective share of balance sheet, income statement and cash flow items in respect of associate companies and joint ventures are as follows:

	Associate companies 2002 Rm	Joint ventures 2002 Rm	Ticor Limited (included in associate companies) 2002 Rm
INCOME STATEMENTS			
REVENUE	1 518	31	755
Operating expenses	(1 301)	(11)	(623)
NET OPERATING PROFIT	217	20	132
Net financing costs	(9)		(7)
Income from equity accounted investments	4		4
Impairment charges	(17)		
Exceptional items	(52)		(43)
Goodwill amortisation	(42)		
PROFIT BEFORE TAXATION	101	20	86
Taxation	(48)	(3)	(31)
NET PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	53	17	55
BALANCE SHEETS			
ASSETS			
NON-CURRENT ASSETS	1 688	5	1 408
CURRENT ASSETS	893	96	678
TOTAL ASSETS	2 581	101	2 086
EQUITY AND LIABILITIES			
ORDINARY SHAREHOLDERS' EQUITY	1 394	21	1 251
MINORITY INTEREST	20		
NON-CURRENT LIABILITIES			
Interest-bearing borrowings	561		509
Non-current provisions	34		34
Other	134		114
CURRENT LIABILITIES			
Interest-bearing borrowings	33	3	
Other	405	77	178
TOTAL EQUITY AND LIABILITIES	2 581	101	2 086
CASH FLOW STATEMENTS			
Net cash flows from operating activities	131	52	31
Net cash flows from investing activities	(365)		(208)
Net cash flows from financing activities	(78)		(141)
Foreign currency translations	163		163
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(149)	52	(155)

ANNEXURE 3: INVESTMENTS IN SUBSIDIARIES[1]

				Shares 2002 R	Indebtedness 2002 Rm
DIRECT INVESTMENTS					
Colonna Properties (Pty) Ltd	RSA	B	200	**2 518 966**	
Kumba Base Metals Ltd[4]	RSA	B	1 000	**1 000**	
Ferroland Grondtrust (Pty) Ltd	RSA	A	2	**2**	**16**
Glen Douglas Dolomite (Pty) Ltd	RSA	A	10 000	**10 000**	**5**
IHM Heavy Minerals (Pty) Ltd (60%)	RSA	A	200	**6 003 355**	**315**
Kumba Coal (Pty) Ltd	RSA	A	1	**1 000**	**566**
Kumba Base Metals Namibia (Pty) Ltd	NAM	C	1	**1**	**9**
Mineral Exploration Company of Southern Africa (Pty) Ltd	RSA	B	200	**200**	
Rocsi Holdings (BVI) Ltd	BVI	H	694 388 828	**928 767 821**	**(36)**
Sishen Iron Ore Company (Pty) Ltd	RSA	A	1	**1 000**	**1 605**
Tiscor (Pty) Ltd (60%)	RSA	A	510	**510**	**337**
Zinc Corporation of SA Ltd	RSA	A	5 500 000	**247 712 500**	**(228)**
INDIRECT INVESTMENTS					
Anacon Investments (Pty) Ltd	RSA	A	100		
Coastal Coal (Pty) Ltd	RSA	A	5 000		**(118)**
Confin Ltd	MAU	C	1		
Downs Holding BV	NE	A	61 362		
Ferrofin (Jersey) Ltd	JRS	C	56 916		
Groler Investments Ltd	SWL	H	258 958		
Ipcor N.V.	NV	C	27 078		
Iscor Congo S.P.R.L.	DRC	C	747		
Kamofin Ltd	MAU	C			
Kumba Africa BV	NE	A	61 362		**27**
Kumba Australia Pty Ltd	AUS	C	11		
Kumba Finance Ireland Ltd	IRL	C	1 225 200		
Kumba Holdings (BVI) SA	BVI	H	9 437 677		
Kumba Holdings (Australia) Pty Ltd	AUS	H	5		
Kumba Hong Kong Ltd	HK	C	832		
Kumba International BV	NE	C	9 961 692		**16**
Kumba Investments (Australia) Pty Ltd	AUS	H	5		
Minsa (Pty) Ltd	RSA	B	3		**(1)**
Rosh Pinah Zinc Corporation (Pty) Ltd (95%)	NAM	A	2 000		**49**
Sishen South Mining (Pty) Ltd	RSA	A	1		
Taurus Marine Ltd	CMN	S	1 000		
The Durban Navigation Collieries (Pty) Ltd	RSA	A	516 000		**(17)**
The Vryheid (Natal) Railway Coal and Iron Company Ltd	RSA	A	3 675		**2**
Trojan Bulk Shipping Ltd	CMN	S	1 000		
Tshikondeni Mining Company (Pty) Ltd	RSA	A	2		
Vicva Investments Nine (Pty) Ltd	RSA	A	1		
TOTAL INVESTMENTS IN SUBSIDIARIES (NOTE 11)				**1 185 016 355**	**2 547**

1 *At 100% holding except where otherwise indicated.*

2 *RSA – Republic of South Africa, AUS – Australia, NAM – Namibia, DRC – Democratic Republic of Congo, HK – Hong Kong, NV – Netherlands Antilles, BVI – British Virgin Islands, CMN – Cayman Islands, IRL – Ireland, JRS – Jersey, MAU – Mauritius, NE – Netherlands, SWL – Switzerland*

3 *A – mining, B – property, C – service, H – holdings, S – shipping.*

4 *Previously Cullinan Refractories Ltd.*

SHAREHOLDERS' ANALYSIS

FOR THE YEAR ENDED 30 JUNE 2002

	Number of shareholders	Holding	%
SHAREHOLDING OF MORE THAN 2%			
Beneficial shareholding			
Industrial Development Corporation of South Africa		41 498 615	13,97
Stimela Mining Limited		31 093 300	10,47
Anglo American Plc		28 544 996	9,61
Public Investment Commissioner		19 182 248	6,46
Old Mutual Life Assurance Company SA Limited		14 572 503	4,91
Newmillen 122 Investments (Pty) Limited (Tiso Kgalagadi Consortium)		14 141 085	4,76
Liberty Life Association of Africa Limited		8 740 752	2,94
Sanlam Lewensversekering Limited		8 306 800	2,80
Fidelity Management Research Co. (USA)		6 103 379	2,06
PUBLIC AND NON-PUBLIC SHAREHOLDERS			
Industrial Development Corporation of South Africa	1	41 498 615	13,97
Stimela Mining Limited	1	31 093 300	10,47
Anglo American Plc	1	28 544 996	9,61
Newmillen 122 Investments (Pty) Limited (Tiso Kgalagadi Consortium)	1	14 141 085	4,76
Kumba Management Share Trust	1	4 341 908	1,46
Iscor Pension Fund	1	907 292	0,31
Directors	5	110 483	0,04
Non-public shareholders	11	120 637 679	40,62
Public shareholders	34 854	176 325 122	59,38
South African private and fund managers		136 594 237	46,00
Foreign fund managers		39 730 885	13,38
	34 865	296 962 801	100,00

KUMBA ADMINISTRATION

Secretary and Registered Office
M S Viljoen
Kumba Resources Limited
Roger Dyason Road
Pretoria West, 0002
(PO Box 9229, Pretoria, 0001)

Company Registration Number: 2000/011076/06

Share Code: KMB

ISIN Code: ZAE000034310

Auditors
KPMG Inc
KPMG Crescent
85 Empire Road
Parktown, 2193

Commercial Bankers
Absa Bank Limited
The Standard Bank of South Africa Limited

Corporate Law Advisers
CLS Consulting Services (Pty) Limited

United States ADR Depositary
The Bank of New York
ADR Department
101 Barclay Street
New York, NY 10286
United States of America

Transfer Secretaries
Computershare Services Limited
2nd Floor Edura House
41 Fox Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

SHAREHOLDERS' DIARY

Financial Year-end	June 30
Annual General Meeting	November
Report and Accounts	**Published**
Interim report for the half-year ending 31 December	February
Announcement of annual results	August
Annual Report	September
Distribution	
Dividend declaration	August
Payment	September

Notice is hereby given that the 2nd annual general meeting of members of Kumba Resources Limited will be held at the Corporate Office, Dyason Road, Pretoria West, South Africa, on Monday 18 November 2002, at 14:00 for the following business:

ORDINARY BUSINESS

1. To receive and consider the audited annual financial statements for the year ended 30 June 2002 including the Directors' Report and the report of the Independent Auditors thereon.

2. To re-elect the following directors of the company in accordance with the provisions of the Articles of Association:

   Messrs T L de Beer, J J Geldenhuys, S A Nkosi, C L M Savage, F Titi and Dr D Konar

3. To approve the remuneration of the non-executive directors for the year ended 30 June 2002.

4. To authorise the directors to fix the auditors' remuneration for the year ended 30 June 2002.

5. To consider and, if thought fit, to pass, with or without modification, the following resolution as an **ordinary resolution**:
   "That subject to the provisions of the Companies Act, 61 of 1973, as amended, ("the Act"), and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), the directors are hereby authorised to allot and issue at their discretion all the remaining authorised but unissued ordinary shares of one cent each in the capital of the company for such purposes as they may determine, after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the Share Incentive Scheme ("the Scheme")."

6. To consider and, if thought fit, to pass, with or without modification, the following resolution as an **ordinary resolution**:
   "That in terms of the Listings Requirements of the JSE, the directors are hereby authorised to issue the unissued ordinary shares of one cent each in the capital of the company (after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the Scheme) for cash, without restrictions to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, subject to the following conditions:

   6.1. that this authority shall only be valid until the next annual general meeting of the company but shall not extend beyond 15 months from the date of this general meeting;

   6.2. that a paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5% or more of the number of shares in issue prior to the issue concerned;

   6.3. that the issues in aggregate in any one financial year shall not exceed 15% of the number of shares of the company's issued ordinary share capital; and

   6.4. that, in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average traded price of the ordinary shares on the JSE, (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders) over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company."

   A 75% majority is required of the votes cast by shareholders present or represented by proxy at the meeting for the approval of this ordinary resolution.

SPECIAL BUSINESS

7. To consider and, if thought fit, to pass, with or without modification, the following resolution as a **special resolution**:
   "That by way of a general authority, the company and any of its subsidiaries from time to time, being authorised thereto in terms of the articles of the company and the subsidiaries, respectively, are authorised in terms of Sections 85 and 89 of the Companies Act 61 of 1973, as amended ("the Act"), and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") to acquire from time to time shares issued by the company, provided that:

   7.1. any such acquisition of shares shall be implemented on the JSE (the "open market");

   7.2. this approval shall be valid only until the next annual general meeting of the company and shall not extend beyond 15 months from the date of this general meeting and may be varied or revoked by special resolution by any general meeting of the company at any time prior to such annual general meeting;

7.3. an announcement will be published as soon as the company, or the subsidiaries collectively, shall have acquired shares issued by the company constituting, on a cumulative basis, not less than 3% of the number of shares in the company in issue as at the date of this approval; and an announcement will be published in respect of each subsequent acquisition by either the company or by the subsidiaries collectively, as the case may be, of shares issued by the company, constituting, on a cumulative basis, of not less than 3% of the number of shares in the company in issue as at the date of this approval containing full details of such acquisition;

7.4. the company and its subsidiaries collectively shall not be entitled to acquire shares issued by the company constituting, on a cumulative basis, of more than 20% of the number of shares in the company in issue as at the date of this approval;

7.5. shares issued by the company may not be acquired at a price greater than 10% above the weighted average traded price of the company's shares for the five business days immediately preceding the date of the relevant acquisition.

8. To transact such other business as may be transacted at an annual general meeting.

The reasons for and the effects of the resolutions are set out in the explanatory notes that form part of this notice.

By order of the board

Viljoen

M S Viljoen
Company secretary

NOTES
PROXIES
A member entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a member of the company. Form of proxy, as well as a voting instruction form, accompany this notice. Duly completed proxy forms must be received by the transfer secretaries not less than 48 hours before the time for holding the meeting. The attention of shareholders is directed to the additional notes contained in the form of proxy, relating to the completion and timeous submission of proxy forms.

Members who have already appointed a CSDP (Central Securities Depositary Participant) or broker may use the enclosed voting instruction form for the purpose of advising their CSDP or broker of their voting instructions. Members should contact their CSDP or broker with regard to the cut-off time for lodging of voting instruction forms. If, however, such members wish to attend the annual general meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the shareholder and the CSDP or broker.

Should members require assistance in appointing a CSDP or broker to hold the electronic shareholding balances and settle or receive money or shares on their behalf, the Company's transfer secretaries can be contacted for assistance in this regard.

EXPLANATORY NOTES TO RESOLUTIONS FOR CONSIDERATION AT THE ANNUAL GENERAL MEETING

RESOLUTION 1: CONSIDERATION OF ANNUAL FINANCIAL STATEMENTS
The directors must present to shareholders at the annual general meeting the annual financial statements incorporating the directors' report and the report of the independent auditors, for the year ended 30 June 2002. These are contained within the annual report.

RESOLUTION 2: RE-ELECTION OF DIRECTORS
Under the articles of association, one third of the directors are required to retire at each annual general meeting and may offer themselves for re-election. In addition any person appointed to fill a casual vacancy on the board of directors, or as an addition thereto, is similarly required to retire and is eligible for re-election at the next annual general meeting. Biographical details of the directors who retire and, being eligible, are offering themselves for re-election is set out in Appendix 1 to this notice.

RESOLUTION 3: REMUNERATION OF NON-EXECUTIVE DIRECTORS

Unless the remuneration has been fixed at a previous meeting for a number of years, the company in general meeting as per the Articles of Association shall from time to time determine the remuneration of directors.

RESOLUTION 4: AUDITORS REMUNERATION

It is usual for this matter to be left to the directors, as they will be conversant with the amount of work that was involved in the audit. The chairman will therefore move a resolution to this effect authorising the directors to attend to this matter.

RESOLUTIONS 5 AND 6: DIRECTORS' CONTROL OF UNISSUED ORDINARY SHARES

The existing authorities relating to resolutions 5 and 6 are due to expire at the forthcoming annual general meeting, unless renewed. The directors consider it appropriate to renew these authorities to enable the company to take advantage of business opportunities, which might arise in the future.

SPECIAL RESOLUTION: GENERAL AUTHORITY TO PERMIT THE REPURCHASE OF SHARES

The reason for the special resolution is to grant the directors of the company a general authority for the acquisition of the company's shares by the company, or a subsidiary of the company.

The effect of the special resolution will be to authorise the directors of the company to procure that the company or any of its subsidiaries may purchase shares issued by the company on the JSE.

The directors, after considering the effect of a repurchase, up to the maximum limit, of the company's issued shares, are of the opinion that if such repurchases were implemented:

- the company and the group will be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice issued in respect of the annual general meeting;
- the assets of the company and the group will be in excess of the liabilities of the company and the group for a period of 12 months after the date of the notice issued in respect of the annual general meeting. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;
- the ordinary share capital and reserves of the company and the group will be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting;
- the working capital of the company and the group will be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting; and
- the working capital letter will be supplied as and when repurchases take place.

At the present time the directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

SHORT BIOGRAPHIES OF DIRECTORS SEEKING RE-ELECTION

APPENDIX 1:
Name: Thomas Louw de Beer
Date of birth: 1935-05-18
Academic qualifications: BCom, CA(SA), Executive programme in Business (Columbia USA).
Occupation: Director of companies.
Experience: From 1954 to 1964 Thomas worked as an accountant. In 1965 he joined the corporate finance department of Federale Mynbou and in 1978 he was appointed chief executive finance of Gencor Limited. He was appointed chairman of Genbel in 1986.
Other current directorships: Genbel South Africa Limited (Chairman), Genbel Securities Limited, (Non –executive director) Gensec Bank Limited (Non-executive director) Sappi Limited (Non-executive director), RAU (Council member).
Previous directorships: Gencor Limited, Transnet, Foodcorp Limited, Trans Natal Coal Corporation Limited, Impala Limited, Samancor Limited, Beatrix Goldmine, Malbak Limited, Iscor Limited.

APPENDIX 2:
Name: Sipho Abednego Nkosi
Date of birth: 1954-04-29
Academic qualifications: BCom (Hon) (Econ), BCom (Hon), MBA, Diploma, Marketing Management
Occupation: Chief Executive Officer, Eyesizwe Coal (Pty) Ltd.
Experience: Sipho commenced his career as a market analyst with Ford Motor Company South Africa in 1980. In 1986 he moved to Anglo American Coal Corporation where he worked as a Marketing Co-ordinator. In 1992 he joined Southern Life Association as Senior Manager Strategic Planning. In 1993 he accepted the position of Marketing Manager New Business Development at Trans-Natal Coal Corporation which later became Ingwe Coal Corporation. In 1997 he joined Asea Brown Boveri (South Africa) Limited as Vice President Marketing. He joined ABB Power Generation in 1998 as Managing Director.
Other current directorships: Alstom (Proprietary) Limited (Director), Everest Systems Solutions (Proprietary) Limited (Director/chairman), Eyesizwe Coal (Proprietary) Limited (Director), Eyesizwe Holdings (Proprietary) Limited (Director), Eyesizwe Mining (Proprietary) Limited (Director), Gold Fields Coal Limited (Director), Richards Bay Coal Terminal Company Limited (Director)

APPENDIX 3:
Name: Jurie Johannes Geldenhuys
Date of birth: 1943-01-26
Academic qualifications: BSc Electrical Engineering, Pretoria (cum laude), BSc (Eng.) Mining, Witwatersrand (cum laude), MBA, Sanford
Occupation: Director of companies.
Experience: Between 1968 and 1988 Jurie held technical and managerial posts in Anglovaal Limited. In 1988 he was appointed general manager of the Anglovaal group operating mines. He was appointed to the board of Avmin and appointed managing director of AVGOLD in 1996.
Other current directorships: Avgold Limited; Astral Foods Limited.
Directorships in past 5 years: Avmin Limited, Iscor Limited

APPENDIX 4:
Name: Cedric Michael Langton Savage
Date of birth: 1939-01-05
Academic qualifications: BSc Eng (UCT), Pr.Eng., MBA (UCT), ISMP (Harvard)
Occupation: Director of companies
Experience: Cedric Savage has had a distinguished career in a number of industries over the past 40 years. In 1991 he was appointed chief executive officer of the The Tongaat-Hulett Group and in May 2000 assumed the dual role of chief executive officer and executive chairman. In June 2002 he retired from executive duties and is now non-executive chairman of the The Tongaat-Hulett Group.
Other current directorships: AECI Limited., BoE Bank Limited., Delta Motor Corporation Limited., Datatec Limited., African Rainbow Minerals Gold Limited., The Tongaat-Hulett Group Limited., Hulett Aluminium (Pty) Limited.

APPENDIX 5:
Name: Fani Titi
Date of birth: 1962-06-25
Academic qualifications: BSc (Hons) University of Fort Hare, MA University of California, MBA University of the Witwatersrand
Occupation: Chief Executive, TisoCapital (Proprietary) Limited
Experience: Fani has worked as a private equity investment professional with Kagiso Trust Investment Company (Proprietary) Limited (1994-1998), Corpgro Limited (1999) and now TisoCapital (Proprietary) Limited (since June 2001). He was previously an executive director of African Bank Investments Limited and a mathematics lecturer at the University of the North.
Other current directorships: The Bidvest Group Limited, Armaments Corporation of South Africa Limited (Armscor) (Chairman), Investec Bank Limited, TisoCapital (Proprietary) Limited

APPENDIX 6:
Name: Deenadaynlen Konar
Date of birth: 1954-02-19
Academic qualifications: BCom, CA(SA), MAS DCom
Occupation: Director of companies and independent consultant in Corporate Governance and internal audit and related matters
Experience: Len commenced his career as a lecturer at the Universities of Natal and UNISA. He later worked as a professor at the University of Durban-Westville. He served his articles of clerkship at Ernst & Young in Durban
Other current directorships: Eskom Pension And Provident Fund (Trustee), South African Reserve Bank (Director and Shareholder), Old Mutual Life Holdings (South Africa) Limited (Director), Old Mutual Life Assurance Company (South Africa) Limited (Director), South African Forestry Company Limited (Director), Illovo Sugar Limited (Director),J D Group Limited (Director), Securities Regulation Panel (Member), Automobile Association Of South Africa (Director), Steinhoff International Holdings Limited (Director and shareholder),The Jockey Club Of Southern Africa (Director), Credit Management Solutions Group (Pty) Limited (Non-executive chairman), South African Reserve Bank Captive Insurance Company Limited (Non-executive chairman), South African Airways (Proprietary) Limited (Non-executive director), Development Bank Of Southern Africa (Non-executive director), Macsteel Holdings (Proprietary) Limited (Non-executive director), Unitrans Limited (Non-executive director), Sappi Limited (Non-executive director), Pareto Limited (Non-executive director)

VOTING INSTRUCTION FORM

KUMBA RESOURCES LIMITED
(Incorporated in the Republic of South Africa)
(Registration No 2000/011076/06)
ISIN: ZAE000GQ14601 JSE share code: KMB
("Kumba" or "the company")

ONLY FOR USE BY MEMBERS WHO HAVE APPOINTED A CENTRAL SECURITIES DEPOSITARY PARTICIPANT (CDSP) OR BROKER

For use in respect of the annual general meeting of the company to be held at 14:00 on Monday, 18 November 2002, at the Kumba Corporate Centre, Roger Dyason Road, Pretoria West, South Africa, and at any adjournment thereof.

Members who have already appointed a CSDP or broker may use this form to advise their CSDP or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should such members wish to attend the annual general meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the shareholder and the CSDP or broker.

I/We ______________________________

being a member(s) of the company holding ________________ shares hereby indicate in the spaces provided below to my/our CSDP/broker my/our voting instructions on the resolutions to be proposed at the annual general meeting of the company to be held at 14:00 on Monday, 18 November 2002 and at any adjournment thereof.

Voting instruction

	For	Against	Abstain
Ordinary Business			
Ordinary Resolution 1 – Adoption of 2002 audited annual financial statements			
Ordinary Resolution 2 – Re-election of directors			
Mr T L de Beer			
Mr J J Geldenhuys			
Dr D Konar			
Mr S A Nkosi			
Mr C L M Savage			
Mr F Titi			
Ordinary Resolution 3 – Non-executive directors' remuneration			
Ordinary Resolution 4 – Auditors remuneration			
Ordinary Resolution 5 – Directors' control of the balance of the unissued ordinary shares			
Ordinary Resolution 6 – Entitlement of directors' to issue the balance of the unissued ordinary shares for cash			
Special Business			
Special Resolution 1 – Buy-back of company's own shares			

Signed at ______________________ this ______ day of ______________ 2002

Signature ______________________________

Assisted by me, where applicable (Name and signature) ______________________________

Please read the notes on the reverse side hereof.

NOTES TO THE VOTING INSTRUCTION FORM

1. Please indicate in the appropriate spaces above the number of votes to be cast. Each share carries the right to one vote.

2. All the votes need not be exercised neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.

3. The signatory must initial any alteration or correction made to this voting instruction form.

4. When there are joint holders of shares, any one holder may sign the voting instruction form.

5. Completed voting instruction forms should be forwarded to the shareholder's CSDP or broker. Members should contact their CSDP or broker with regard to the cut-off time for lodging of voting instruction forms.

FORM OF PROXY

KUMBA RESOURCES LIMITED
(Incorporated in the Republic of South Africa)
(Registration No 2000/011076/06)
("Kumba" or "the company")
JSE share code: KMB

ONLY FOR USE BY REGISTERED MEMBERS WHO HAVE NOT APPOINTED A CENTRAL SECURITIES DEPOSITARY PARTICIPANT (CDSP) OR BROKER

For completion by registered members of Kumba unable to attend the annual general meeting of the Company to be held at 14:00 on Monday, 18 November 2002, at the Kumba Corporate Centre, Roger Dyason Road, Pretoria West, South Africa, and any adjournment thereof.

I/We ______________________________

of (address) ______________________________

being the holder/s of ____________ shares in the company, do hereby appoint:

1 ______________________________ or, failing him/her

2 ______________________________ or, failing him/her

the Chairman of the annual general meeting, as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the annual general meeting of members to be held at Kumba Corporate Centre, Roger Dyason Road, Pretoria West, on Monday, 18 November 2002 at 14:00 and at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary and special resolution(s) to be proposed at such meeting:

	For	Against	Abstain
Ordinary Business			
Ordinary Resolution 1 – Adoption of 2002 audited annual financial statements			
Ordinary Resolution 2 – Re-election of directors			
Mr T L de Beer			
Mr J J Geldenhuys			
Dr D Konar			
Mr S A Nkosi			
Mr C L M Savage			
Mr F Titi			
Ordinary Resolution 3 – Non-executive directors' remuneration			
Ordinary Resolution 4 – Auditors remuneration			
Ordinary Resolution 5 – Directors' control of the balance of the unissued ordinary shares			
Ordinary Resolution 6 – Entitlement of directors' to issue the balance of the unissued ordinary shares for cash			
Special Business			
Special Resolution – Buy-back of Company's own shares			

Signed at ______________________________ this ____________ day of ____________ 2002

Signature ______________________________

Assisted by me, where applicable (Name and signature) ______________________________

Please read the notes on the reverse side hereof.

NOTES TO THE PROXY FORM

1. By marking the box, the member acknowledges that the vote of his/her proxy may be exercised at the discretion of the chairman.

2. A member entitled to attend and vote at the annual general meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a member of the Company.

3. Every person present and entitled to vote at the annual general meeting as a registered member or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.

4. Proxy forms must be lodged at, posted or faxed for attention The Company Secretary (+27 12 370 4238), Kumba Resources Ltd, to be received not later than 48 hours before the time fixed for the meeting.

BOARD OF DIRECTORS



DR C J (CON) FAUCONNIER (54)*
CHIEF EXECUTIVE
Pr Eng, BSc (Eng Mining), BSc (Hons) (Eng), MSc (Eng), MBA, DEng



M J (MIKE) KILBRIDE (50)*
EXECUTIVE DIRECTOR, BUSINESS OPERATIONS
BSc (Hons) Min Eng (RSM), SA Mine Manager's Certificate – Metalliferous Mines, SA Mine Managers Certificate – Coal Mines Management Development Programme – Unisa Mining Taxation Certificate – Unisa



C F (CHARLES) MEINTJES (39)*
EXECUTIVE DIRECTOR, CORPORATE SERVICES
BCom Acc, BCompt (Hons), CA(SA)



D J (DIRK) VAN STADEN (53)*
EXECUTIVE DIRECTOR, FINANCE
BJuris, LLB, Advanced Management Programme (Insead)



R G (RICHARD) WADLEY (55)*
EXECUTIVE DIRECTOR, STRATEGY AND BUSINESS DEVELOPMENT
BSc (Hons) Geology, MSc (Min Eng), Advanced Management Programme (AMP) (Harvard)

** Executive directors*



A J (ALLEN) MORGAN (55)^

BSc Eng (Electrical), Pr Eng



S A (SIPHO) NKOSI (48)^

BCom (Hons) (Econ), BCom (Hons), MBA, Diploma Marketing Management



C M L (CEDRIC) SAVAGE (63)^

BSc Eng, Pr Eng, MBA, ISMP (Harvard)



PROF N S (NICK) SEGAL (62)^

BSc (Eng), PhD (Phys Chem), DPhil (Economics)



F (FANI) TITI (40)^

BSc (Hons), MA (University of California), MBA

^ *Non-executive directors*





H J (HANS) SMITH (61)^
NON-EXECUTIVE CHAIRMAN
BSc (Eng Metallurgy); BSc (Eng Mining); post-graduate diploma in market research and advertising; Harvard Business School Senior Management Programme



T L (TOM) DE BEER (67)^
BCom, CA(SA), Executive programme in Business (Columbia USA).



J J (JURIE) GELDENHUYS (59)^
BSc Electrical Engineering, BSc (Eng) Mining, MBA, Stanford



G S (GERT) GOUWS (43)^
BCom, BCom (Hons), CA(SA), FCMA, Advanced Management Programme (Insead)



DR D (LEN) KONAR (48)^
BCom, CA(SA), MAS DCom



M L D (DAWN) MAROLE (42)^
BCom, DTE, MBA North Eastern University Boston, USA

^ *Non-executive directors*

EXECUTIVE COMMITTEE

1. Dr C J (Con) Fauconnier (54)
Chief executive
2. M J (Mike) Kilbride (50)
Executive director, business operations
3. D J (Dirk) van Staden (53)
Executive director, finance
4. M S (Marie) Viljoen (55)
Company secretary
5. C (Neels) Howatt (55)
General manager, human resources
6. P C (Pat) Mdoda (47)
General manager, corporate affairs
7. R G (Richard) Wadley (55)
Executive director, strategy and business development
8. C F (Charles) Meintjes (39)
Executive director, corporate services



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WWW.[redacted]RESOURCES.COM

KUMBA

(REGISTRATION No. 2000/011076/06)

VISIT US AT WWW.KUMBARESOURCES.COM